As filed with the Securities and Exchange Commission on June 16, 2017

Registration No. 333-217722

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

REVEN HOUSING REIT, INC.

(Exact name of registrant as specified in its governing instruments)

875 Prospect Street, Suite 304
La Jolla, California 92037
(858) 459-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Chad M. Carpenter
Chief Executive Officer
875 Prospect Street, Suite 304
La Jolla, California 92037
(858) 459-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel K. Donahue, Esq. Christopher Piazza, Esq. Greenberg Traurig, LLP 3161 Michelson Drive, Suite 1000 Irvine, California 92612 Telephone: (949) 732-6500 Facsimile: (949) 732-6501	David Alan Miller, Esq.
Brian L. Ross, Esq.
Eric T. Schwartz, Esq.
Graubard Miller
The Chrysler Building
405 Lexington Avenue, 19th Floor
New York, New York 10174
Telephone: (212) 818-8661
Facsimile: (212) 225-0104

Approximate date of commencement of proposed sale to public: As soon as practicable after the registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $.001 par value	$57,500,000.00	$6,664.25	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	$3,332.13 of the fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

Preliminary Prospectus	Subject to Completion, dated June 16, 2017

10,000,000 Shares

Common Stock

This is a public offering of Reven Housing REIT, Inc., an internally managed real estate company that acquires, owns and operates single-family homes as rental properties. We are offering 10,000,000 shares of our common stock, $0.001 par value per share, at $[•] per share. Our common stock is listed on The NASDAQ Capital Market under the symbol “RVEN.” The last reported sale price of our common stock on The NASDAQ Capital Market on June 14, 2017 was $5.75 per share.

We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2016. To assist us in complying with certain federal income tax requirements applicable to REITs, among other purposes, our charter generally limits beneficial and constructive ownership by any person to no more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock and no more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our capital stock. In addition, our charter contains various other restrictions on the ownership and transfer of our common stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer” for a description of the ownership and transfer restrictions applicable to our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20 of this prospectus for certain risk factors that you should consider before investing in our common stock.

	Per Share	Total
Public Offering Price	$	$
Underwriting discounts and commissions(1)	$	$
Offering proceeds to us, before expenses	$	$

(1)	Includes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable to Ladenburg Thalmann & Co., Inc. and Wedbush Securities Inc. The terms of our arrangements with the underwriters are described under the section entitled “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to 1,500,000 additional shares of common stock. The underwriters can exercise this right at any time within 45 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about     , 2017.

Ladenburg Thalmann	Wedbush Securities

The date of this prospectus is            , 2017

You should rely only on the information contained in this prospectus prepared by us. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of the respective dates of such documents or as of the date or dates which are specified therein. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

i

Certain Terms Used in This Prospectus

Except where the context suggests otherwise, we define certain terms in this prospectus as follows:

“We,” “our,” “us” and “our company” refer to Reven Housing REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including: Reven Housing REIT OP, L.P., a Delaware limited partnership that is our wholly-owned operating partnership; Reven Housing GP, LLC, a Delaware limited liability company that is our wholly-owned subsidiary and the sole general partner of our operating partnership; Reven Housing REIT TRS, LLC, a Delaware limited liability company that is the wholly-owned subsidiary of our operating partnership and that we intend will elect to be treated as a taxable REIT subsidiary, or TRS; and the following Delaware limited liability companies each of which is wholly-owned by our operating partnership: Reven Housing Georgia, LLC, Reven Housing Texas, LLC, Reven Housing Florida, LLC, Reven Housing Tennessee, LLC, Reven Housing Florida 2, LLC, Reven Housing Texas 2, LLC, and Reven Housing Alabama, LLC.

Market, Industry and Other Data

We disclose estimates, forecasts and projections throughout this prospectus, in particular in the sections entitled “Prospectus Summary” and “Our Business and Investments.” We have obtained this information from certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been derived from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We believe that these data sources are generally reliable, but we have not independently verified this information.

ii

PROSPECTUS SUMMARY

This prospectus summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information set forth under the caption “Risk Factors,” as well as the financial statements and related notes included elsewhere in this prospectus.

Our Company

Reven Housing REIT, Inc. is an internally managed Maryland corporation that engages in the acquisition, ownership and operation of portfolios of leased single-family homes in the United States. We operate our portfolio properties as single-family rentals, or SFRs, and we generate most of our revenue from rental income from the existing tenants of the SFRs we have acquired. We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2016.

As of March 31, 2017, we had invested an aggregate of approximately $52.4 million and owned a total of 681 homes, of which 265 homes are in the Houston, Texas metropolitan area, 255 homes are in the Jacksonville, Florida metropolitan area, 114 homes are in the Memphis, Tennessee metropolitan area (with two of the Memphis homes located just across the border in Mississippi) and 47 homes are in the Atlanta, Georgia metropolitan area. On April 19, 2017, we purchased 68 homes in the Birmingham, Alabama metropolitan area for approximately $5,320,000 including closing and acquisition costs. In April 2017, we also purchased four additional homes in the Memphis, Tennessee metropolitan area for approximately $300,000 including closing and acquisition costs. As of the date of this prospectus, we have invested an aggregate of approximately $58 million and own a total of 753 homes.

We intend to expand our acquisitions to other select markets in the United States that fit our investment criteria as we continue to evaluate new investment opportunities in different markets. As of March 31, 2017, our portfolio properties were 93.8% occupied and as of the date of this prospectus 97.1% of the properties are occupied. Our portfolio properties have been acquired from available cash and with the proceeds from our secured loan transactions with banks pursuant to which we had an outstanding principal amount owed of $24,723,987 as of March 31, 2017. Our loan transactions are secured by first priority liens and related rents on virtually all of our homes.

We intend to apply the net proceeds of this offering towards the purchase of additional leased single family homes in our current markets and other select markets in the United States that fit our investment criteria. Our principal objective is to generate cash flow and distribute resulting profits to our stockholders in the form of distributions, while gaining home price appreciation, or HPA, at the same time through the ownership of our portfolio properties. With this objective in mind, we have developed our primary business strategy of acquiring portfolios of leased SFRs. We believe the execution of this strategy will allow us to generate immediate and steady cash flow from the rental income from the SFRs that we acquire while potentially gaining HPA over time. HPA is a metric most of our competitors use to project total returns. We believe cash flow is a better metric to project returns because cash flow is realized currently while HPA is unrealized and deferred until the assets are sold. While our goal is to grow our company and generate available cash flow from the rental income of our SFRs that will allow us to pay all of our operating costs for the operation of our portfolio properties and distribute profits to our stockholders in the form of quarterly dividends, there can be no assurance we will be able to do so.

Our History

In 2012, Chad M. Carpenter, our Chairman of the Board, President and Chief Executive Officer, recognized an opportunity to acquire portfolios of leased homes with positive cash flow and then distribute resulting profits to stockholders. To capitalize on this opportunity, Mr. Carpenter acquired a majority of the issued and outstanding shares of our common stock in July 2012 and founded Reven Housing REIT. Since then, we have been engaged in our current business of acquiring, owning and operating portfolios of leased single-family homes. See “Our Business and Investments — Our History and Structure” for a more detailed description of the history and background of our company.

On April 1, 2014, we converted from a Colorado corporation to a Maryland corporation pursuant to applicable state conversion statutes to better position our company to qualify and operate as a REIT. In connection with our conversion to a Maryland corporation, we adopted our current charter and bylaws in accordance with the laws of the State of Maryland.

Industry Overview and Market Opportunity

Residential housing is the largest real estate asset class in the United States with approximately $20 trillion in assets, according to the December 2014 Federal Reserve Flow of Funds release. According to the U.S. Census Bureau, approximately one-third of this asset class has historically been rented and single-family homes currently comprise roughly one-third of all residential rental housing.

According to industry studies, the single-family rental market consisted of approximately 12 million homes in 2008 and has since increased in 2016 to approximately 16 million homes as more people are renting homes. Since 2005, the SFR market has consistently been approximately 10.9% of the total housing market. Out of the 16 million SFRs, an estimated 98.5% of these homes are currently owned by smaller investors and only 1.5% are owned by institutional investors. We believe the opportunity exists for us to aggregate part of the 98.5% from the smaller private investors, which represents more than a $2 trillion market.

SFR properties have historically been acquired by entrepreneurial investors who operate on a relatively small scale, with a focus in their local markets. More recently, a new business model has emerged where the focus for companies such as ours is to operate in select markets, funded with institutional and/or public capital to create and expand portfolios of SFRs. We believe this business model (particularly when operated as a public vehicle) allows us to operate more efficiently and acquire more homes than with traditional funding sources, which required much higher rates of return on capital. We believe this approach enables owners and operators of SFRs to stabilize cash flow for investors while participating in the upside appreciation of homes as residential market conditions improve.

Our Competitive Advantages

We believe that our competitive advantages include the following:

•	Our Business Strategy. Our business strategy of acquiring leased portfolios of single-family homes and operating them as rental properties allows us to focus on generating positive cash flow and distributing the resulting profits to our stockholders. Our business strategy differentiates us from most of our competitors because they are buying empty homes individually (as opposed to purchasing rented homes in bulk) or are focused on generating home price appreciation. In the institutional investment sector, our strategy is generally known as a “core” strategy, while most of our competitors are executing “opportunistic” strategies. We believe that core strategies generally involve less risk than opportunistic strategies due to the leased and cash flow nature of the SFRs acquired and are more in line with the strategies of public REITs in other asset classes. We believe our business strategy is efficient and cost effective because we do not need a large staff or to incur significant overhead costs in order to grow and execute our business plan.
•	Internal Management. As an internally-managed REIT, our executives are dedicated solely to our business, thereby allowing us to maintain greater control over the management and operation of our business than externally-managed REITs. Our management’s interests are aligned with those of our stockholders and we are exposed to fewer conflicts of interest than those typically faced by externally-managed REITs. Additionally, as our portfolio grows, we believe that we will achieve greater operational efficiencies and realize superior economies of scale as compared to externally-managed companies.
•	Experienced Management Team. We believe the real estate and institutional investment experience of our management team will allow our company to achieve our growth goals. Our management team is led by Chad M. Carpenter, our founder, Chairman, President and Chief Executive Officer. Mr. Carpenter, along with Thad L. Meyer, our Chief Financial Officer and Chief Operating Officer, are both experienced institutional real estate veterans, each with more than 27 years of residential and commercial real estate experience in both public and private real estate companies. Along with Michael P. Soni, our Senior Advisor of Investments, and who also serves as our asset manager, our seasoned management team has more than 60 years of collective commercial and residential real estate investment, leasing and operational experience and has been involved in more than $3.0 billion of real estate transactions. In the course of their careers with our company and prior, the members of our management team have inspected more than 3,000 single-family residences and acquired approximately 1,550 single-family residences to rent or rehabilitate and sell in 12 states (Arizona, California, Florida, Georgia, Indiana, Michigan, Mississippi, New York, Ohio, Pennsylvania, Tennessee and Texas).
•	Disciplined Acquisition Strategy. We have developed a disciplined, efficient, and cost-effective process to acquire assets that meet or exceed our conservative underwriting criteria, thorough due diligence process and financial return requirements. We seek to continue acquiring portfolios of occupied single-family homes in bulk from investors who acquired, rehabilitated and rented them to qualified tenants and that have the potential for increased yield and appreciation. In addition, we believe we can achieve greater economies of scale by focusing our acquisitions in select markets and communities where there are established property management, general contractor and vendor relationships, and greater concentration of assets.
•	Extensive Sourcing Network. Our management team has established excellent relationships over the years with brokers, sellers, institutional investors, policymakers, lenders and aggregators of residential assets. We believe this wide network of industry relationships provides our company with a distinct competitive advantage to source a greater number of off-market transactions. Through this network, we have been able to source attractive portfolio acquisitions, and we believe they may provide us with additional attractive privately negotiated acquisition opportunities that in some cases may not be available to other market participants. We believe that this can result in more favorable pricing for acquisitions than if we were bidding on fully marketed deals. Our acquisitions team is in regular communication with sourcing contacts and sends out frequent and regular emails to update our underwriting criteria and to account for changes in current market and economic conditions. We provide agents and investors with specific acquisition criteria regarding the type of dwelling, location, condition of property, and price points so that they can concentrate their efforts exclusively on properties that meet our criteria. We maintain a database of potential sourcing contacts that is updated on a regular basis.

Our Business and Growth Strategies

Our objective is to be a leader in the SFR business as an institutional-quality operator on a national scale. Our focus is on cash flow and profitability while generating meaningful dividends from rental income and the potential for capital appreciation. We believe we can achieve this objective through the following strategies:

•	Disciplined Investment Strategy and Institutional Platform. We intend to grow by acquiring portfolios of single-family homes with positive cash flow in place in select markets throughout the United States where economic forecasts are favorable for our business. Such forecasts include increasing rental rate growth and home price appreciation, increasing population migration and increasing job growth. Other factors that are as important are decreasing unemployment rates, decreasing cap rates and decreasing vacancies. We have strict investment criteria and detailed due diligence policies for each acquisition with formal investment committee meetings for review and approvals.
•	Create a Diversified Stabilized Portfolio. We currently own leased portfolios in the Atlanta, Georgia, Birmingham, Alabama, Houston, Texas, Jacksonville, Florida and Memphis, Tennessee metropolitan areas. We also intend to expand into other select markets in the United States that fit our strict investment criteria. These targeted markets include selected cities in Arizona, California, Colorado, Illinois, Indiana, Kentucky, Nevada, North Carolina, Oklahoma, Utah and Virginia. We believe that our planned expansion into these markets will help us achieve a diversified portfolio.

•	Keep a Low Cost and Efficient Overhead Structure. Our business strategy and platform allow us to maintain a lean, qualified team, keeping overhead costs down while efficiently managing vendors on an outsourced basis through active oversight and reporting. Unlike many of our competitors, we do not require nor maintain a large staff for acquisitions because we acquire investments through purchases of portfolios, not individual homes. Similarly, because we target and acquire homes that are leased and are otherwise in reasonably rent-ready condition, we do not require nor maintain a large staff for asset management or significant resources for renovating the homes.
•	Locally-Based Property Management. Property management is a critical part of our business, and we believe this important function is a low margin and local business given the disparate nature of our assets and the unique characteristics of each home and the markets in which they are located. We believe that keeping maintenance and other operating costs under strict control and supervision is paramount to generating acceptable rental yields and maximizing the price appreciation of our assets. As such, we outsource our property management functions to independent, qualified, locally based property management teams who are experienced and familiar with the local markets in which they operate. We in turn manage the outsourced property managers to operate within our policies, procedures and budgets. By outsourcing the property management function of our business to qualified local property managers, our executives can better utilize their efforts, time and resources to focus on acquisitions and asset management rather than building a low-margin in-house property management arm. We believe this allows us to achieve higher returns for our stockholders, provides a more efficient strategy for us at this stage of our development, and furthers growth.
•	Reporting for Operations. We intend to utilize currently available cloud-based management information systems that will enable comprehensive tracking, management and control of all required functions within a cost-efficient and scalable environment as recommended by our select outside property management professionals. We believe that these tools will facilitate effective and cost-efficient management of disparate assets, scale our platform, and sustain operating margins as we continue to grow. These systems will also enable management to comply with strict regulatory compliance and governance requirements and will empower field personnel to respond autonomously within established corporate and budgetary parameters.

Our Business Activities and Operations

As of the date of this prospectus, we have invested an aggregate of approximately $58 million and own a total of 753 homes, of which 265 homes are in the Houston, Texas metropolitan area, 255 homes are in the Jacksonville, Florida metropolitan area, 118 homes are in the Memphis, Tennessee metropolitan area (with two of the Memphis homes located just across the border in Mississippi), 68 homes are in the Birmingham, Alabama metropolitan area, and 47 homes are in the Atlanta, Georgia metropolitan area.

We evaluate new markets on an ongoing basis to identify investment opportunities that we believe can generate attractive risk-adjusted returns for our stockholders. Currently, we are evaluating markets in the following states for investment, each of which we believe meets our investment criteria: Arizona, California, Colorado, Illinois, Indiana, Kentucky, Nevada, North Carolina, Oklahoma, Utah and Virginia.

States in Which We Own Single-Family Homes

Diversified Portfolio In Growth Markets

TN
MS
AL
GA
TX
FL
OWNED
TARGETED

NOTE:	States shaded as “Owned” are states in which we own homes. However, we only own two homes in Mississippi which we consider part of the Memphis market.

Total Portfolio of Single-Family Homes — Summary Statistics
(as of March 31, 2017)

The following table presents statistics of our single-family homes by Metropolitan Statistical Area, or MSA, and metro division as of March 31, 2017.

Market	No. of Homes	Aggregate Investment	Average Investment per Home	Properties Leased	Properties Vacant	Portfolio Occupancy Rate	Average Age (years)	Average Size (sq. ft.)	Average Monthly Rent	Average Remaining Lease Term (Months)
Atlanta, Georgia	47	$3,360,095	$71,491	45	2	95.7%	29	1,453	$884	3.5
Houston, Texas	265	22,289,870	84,113	254	11	95.8%	48	1,452	1,086	4.9
Jacksonville, Florida	255	17,688,088	69,365	234	21	91.8%	54	1,289	892	5.8
Memphis, Tennessee	114	9,027,642	79,190	106	8	93.0%	43	1,674	986	10.4
Totals	681	$52,365,695	$76,895	639	42	93.8%	48	1,428	$983	6.1

In reviewing the above table, please note:

•	We purchase homes that have been previously renovated and are currently leased. Since our initial purchase, we have incurred a total of approximately $830,000 of post-acquisition improvement costs, primarily related to releasing properties upon turnover of the existing tenants. These costs are included in the “Aggregate Investment” and “Average Investment per Home” metrics above.
•	“Average Monthly Rent” is calculated by dividing the sum of monthly rent for each home by the total number of homes. Our use of rent concessions is extremely limited and has little to no impact on rental figures disclosed herein. We do not have a policy of offering rent concessions.
•	Our policy is to acquire homes that are entirely leased. Of the 681 properties we had acquired as of March 31, 2017, only seven were vacant upon acquisition.

Key Developments in Last 18 Months

Since January 1, 2016, we have undertaken the following material transactions and general development of our business:

Public Offering.  Between February 2016 and December 2016, we conducted a direct public offering of our common shares pursuant to a registration statement on Form S-11. In the offering, we sold a total of 3,694,620 common shares at $5.00 per share for the gross proceeds of $18,473,100. The net proceeds are being utilized to finance the acquisition of homes and for general working capital.

Houston, Texas — On November 29, 2016, we closed on the acquisition of 97 homes located in the Houston, Texas metropolitan area, for the purchase price of $9,091,000, exclusive of closing costs. We funded 100% of the purchase with cash on hand. The acquired properties average 1,482 square feet and are mostly three-bedroom, two bath homes. At the time of closing, 55 of the homes were subject to one-year leases, five were vacant, and 37 were subject to month-to-month leases. At the time of closing, 95% of acquired homes were leased.

Lubbock National Bank Credit Facility — On January 31, 2017, we borrowed $5,020,000 from Lubbock National Bank pursuant to our issuance of a promissory note secured by deeds of trust in the principal amount of $5,020,000. Principal and accrued interest are payable in 60 consecutive monthly installments of $31,759 on the first day of the month until January 31, 2022 when the entire amount of principal and interest remaining unpaid will be payable. Interest accrues and is payable monthly on the loan at the rate equal to four and one-half percent (4.50%) per annum until maturity. The loan is secured by first priority liens on 97 homes in the Houston, Texas metropolitan area. The note and the deeds of trust contain customary terms and conditions, including, without limitation, customary events of default and acceleration upon default, including defaults in the payment of principal or interest, defaults in compliance with the covenants and bankruptcy or other insolvency events.

Atlanta, Georgia — On March 15, 2017, we closed on the acquisition of 38 single-family homes located in the Atlanta, Georgia metropolitan area for the purchase price of approximately $2,750,000 including closing expenses and acquisition costs. The acquired properties average 1,439 square feet. Of the acquired properties, 27 were subject to one-year leases and 11 are subject to month-to-month leases. At the time of closing, 100% of the acquired homes were leased.

Memphis, Tennessee — During March and April 2017, we closed on the acquisition of 24 single-family homes located in the Memphis, Tennessee metropolitan area for the purchase price of approximately $1,900,000 including closing expenses and acquisition costs. The acquired properties average 1,657 square feet and are mostly three-bedroom, two bath homes. Of the acquired properties, ten are currently subject to two-year leases, five are subject to one-year leases, and nine are subject to month-to-month leases. At the time of closing, 100% of acquired homes were leased. We intend to acquire up to two additional homes in the portfolio pursuant to the Memphis purchase agreement for the purchase price of approximately $250,000 once those homes are leased.

Birmingham, Alabama — On April 19, 2017, we closed on the acquisition of 68 single-family homes located in the Birmingham, Alabama metropolitan area for the purchase price of approximately $5,320,000 including closing expenses and acquisition costs. The acquired properties average 1,297 square feet and are mostly three-bedroom, 1.5-bath homes. Of the acquired properties, sixty-three are currently subject to one-year leases and five are subject to month-to-month leases. At the time of closing, 100% of acquired homes were leased. We intend to acquire one additional home in the portfolio pursuant to the Birmingham purchase agreement for the purchase price of approximately $80,000 once the home is leased.

Silvergate Bank Credit Facility — On April 4, 2017, we entered into loan modification agreements where we reduced the interest rate and amended the maturity period on our loans with Silvergate Bank with a total current outstanding principal amount due of approximately $19,720,000. The modified loan agreement provides that monthly interest and principal payments will be made based on a fixed interest rate of 4.5% and an amortization period of 25 years. All unpaid principal will be due on April 5, 2020. The other terms remain generally unchanged.

Our Investment Process

Our investment strategy is to acquire portfolios of tenant-occupied houses with cash and/or units of limited partnership interest in our operating partnership, or OP units, from investors who have accumulated homes and who are now looking for an exit strategy. We have developed and integrated the following processes in the implementation of our investment strategy.

Balanced Value Approach for Investing

Our acquisition strategy is based upon extensive research and utilizes a proprietary acquisitions algorithm that focuses on acquiring a balance of Class “A” and “B” portfolios of rented homes that have the potential for both increased yield and appreciation. To date, we have acquired mostly Class “B” homes. As we grow over time we intend to acquire more Class “A” homes to achieve our balanced value approach strategy, described below. Typically, Class “A” homes are homes that are generally larger and built after the year 2000, have a projected gross rental yield (annual projected rent divided by purchase price) of 12%+ with higher mid-term appreciation potential, and are generally in markets with the strongest economies and/or those that did not suffer recessionary effects to the extent experienced by other parts of the country. Class “B” homes are homes that are typically smaller and built before the year 2000, have a projected gross rental yield of approximately 14% with lower mid-term appreciation potential, and are generally in markets with recovering economies. We invest in markets that demonstrate strong and/or improving economic performance which will support the potential for rent increases and home appreciation. When approaching a market, we focus on factors such as the strength of rental demand, rates of job growth, population growth and unemployment. Within markets that meet our investment criteria, we seek to identify the neighborhoods that offer the most attractive mix of rental demand and rental rates, which are often characterized by good access to transportation networks and employment centers, good schools and low levels of crime. We believe this “balanced value” approach towards investing will help our investments achieve sustainable profitability at all times and through all cycles. This balanced value approach is intended to offer stockholders diversification, distributions, appreciation, liquidity and a lower risk investment.

Sourcing and Evaluation of Assets for Acquisition

Our management team maintains a robust and growing network of relationships within the SFR industry that provides us with access to potential portfolios of properties that meet our investment criteria. We provide our sourcing network with specific investment criteria regarding the type of dwelling and specific home characteristics, location, condition of property, and price points so that efforts are concentrated solely on the properties that are potentially viable for investment by us. We are in regular communication with portfolio sourcing contacts and send out frequent and regular emails updating investment criteria to adapt to changes due to market fluctuations and/or other factors affecting our acquisitions model. All contacts and communications with them are logged in a central database to ensure we have current and correct sourcing information as we continually build and maintain our sourcing network.

We believe the vast majority of SFR portfolios are available on an off-market basis due to the fragmentation of the SFR income-producing assets market, lack of institutional and other large buyers, and the local vs. national nature of the assets. We source potential SFR portfolios from a variety of sources in our network to optimize deal flow of our target assets, which sources include: residential brokers specializing in income-producing properties; Loopnet — online database of properties and brokers; Trulia — online database of properties and brokers; existing SFR funds attempting to liquidate holdings and/or realize profits on flips; property wholesalers — groups that acquire damaged homes and/or foreclosed homes in order to rehabilitate, rent, flip, and manage; Fannie Mae/Freddie Mac for tenant-occupied portfolios available for bid; national banks selling rented homes; homebuilders; SFR conferences; and other existing contacts.

Once a portfolio has been identified as appropriate for acquisition based on our investment criteria it is subjected to a rigorous evaluation process. This process includes a multi-tiered investment committee process that examines the findings from the due diligence inquiry and confirms the portfolio in question is an appropriate investment for the company and its stockholders. The due diligence process includes case scenario financial modeling and sensitivity analysis, zip-code and neighborhood analysis, physical inspections by qualified engineers, broker price opinions (BPO) analysis to verify valuations are consistent with the purchase price, title and legal review, and finally property manager vetting and qualification.

Proactive Asset Management

Each time we acquire a portfolio of assets, we prepare a detailed budget specific for the portfolio that provides clear instructions to, and parameters for, our asset management personnel. Michael P. Soni, our Senior Advisor of Investments, currently serves as our only asset manager. We expect to hire additional asset managers and other asset management personnel as we continue to expand our operations. The asset management team’s primary responsibility will be to manage the property managers and properties to perform within the detailed budgets. Our asset managers will utilize our property managers’ offices as required for meetings that will limit the need for regional offices and related expenses. Our asset managers will proactively manage the property managers to reduce expenses and implement customer retention plans to keep our tenants in place longer to reduce turnover, vacancy, and re-leasing costs which will ultimately increase stockholder returns. Our asset managers will review property management reports for each portfolio on a monthly basis, prepare monthly asset management reports to ensure that the property managers adhere to the portfolio’s budgets, and provide recommendations that add value to the asset or portfolio. Asset managers will monitor occupancy, rent collection, expenses, insurance, maintenance and other cap-ex closely and will ensure that property managers take all necessary steps to operate within budget. They will also review all purchase offers received on any asset in our portfolio and in turn will provide the information along with the managers’ recommendations to senior management for consideration.

Property Management

We outsource our property management function to the existing property managers that are in place when we acquire a portfolio of assets after we have determined that these property managers can provide the services we need and operate under our oversight and within the budget of the business plan developed specifically for that portfolio. Property managers assist us in executing the business plan we have developed for each portfolio they manage. The property managers focus on maintaining high occupancy and keeping expenses within budget while they collect rents, maintain homes in rent-ready condition, lease vacant homes, renew existing tenants, manage tenant relationships, enforce lease terms, evict delinquent and problem tenants, provide monthly property management reports, tour homes monthly, obtain repair and other capital expenditure estimates, hire contractors, respond to tenant requests, handle emergencies, and other property management responsibilities.

Our Structure

On April 1, 2014, we converted from a Colorado corporation to a Maryland corporation pursuant to applicable state conversion statutes to better position our company to qualify and operate as a REIT. In connection with our conversion to a Maryland corporation, we adopted our current charter and bylaws in accordance with the laws of the State of Maryland.

We have implemented an “UPREIT” operating partnership structure common to many of our peer companies such that we own all of our assets and conduct substantially all of our operations through Reven Housing REIT OP, L.P., or our operating partnership, and its wholly-owned subsidiaries, including Reven Housing Georgia, LLC, Reven Housing Texas, LLC, Reven Housing Florida, LLC, Reven Housing Tennessee, LLC, Reven Housing Florida 2, LLC Reven Housing Texas 2, LLC, and Reven Housing Alabama, LLC. Our wholly-owned subsidiary, Reven Housing GP, LLC, is the sole general partner of our operating partnership and the entity through which we have the exclusive power to manage and conduct the business and affairs of our operating partnership.

The following chart illustrates our organizational structure, after giving effect to the offering:

Existing Stockholders(1) (51.8%)
Purchasers of Stock in this Offering(2) (48.2%)
Reven Housing REIT, Inc.
100%
Reven Housing GP, LLC
99.9% limited partnership interest
.1% general partnership interest
Reven Housing REIT OP, LP
100%
100%
100%
100%
100%
100%
100%
100%
Reven Housing REIT, TRS LLC
Reven Housing Georgia, LLC
Reven Housing Texas, LLC
Reven Housing Florida, LLC
Reven Housing Florida 2, LLC
Reven Housing Tennessee, LLC
Reven Housing Texas 2, LLC
Reven Housing Alabama, LLC

(1)	Represents the holders of 10,734,025 shares of our common stock issued and outstanding immediately prior to this offering, of which 8,000,409 shares, or 74.5%, are beneficially owned by our existing directors, officers and holders of 10% or greater of our common stock. For additional information, see “Principal Stockholders” in this prospectus.
(2)	Represents the holders of the 10,000,000 shares of our common stock being sold in this offering.

Summary Risk Factors

An investment in our common stock is subject to significant risks. Listed below are some of the most significant risks relating to an investment in our common stock, which we have organized in descending order starting with those risks that we consider as the most significant.

•	We have a limited operating history and may not be able to successfully operate our business or generate sufficient operating cash flows from which we can make or sustain distributions to our stockholders.
•	We have a history of net operating losses, and we may never achieve profitability from operations.
•	Certain of our existing stockholders affiliated with Mr. Xiaofan Bai have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders and sales of their shares could cause the market price of our common stock to decrease.
•	We have limited experience operating as a REIT, and we cannot assure you that we will be successful operating as a REIT.
•	We are dependent on our executive officers and dedicated personnel, and the departure of any of our key personnel could materially and adversely affect us.
•	If we cannot obtain financing, our growth may be limited.
•	Our underwriting criteria and evaluation of properties involves a number of assumptions that may prove inaccurate, which may cause us to overpay for our properties or incur significant costs to operate a property.
•	Operating our business on a larger scale could result in substantial increases in our expenses.
•	If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, we may be unable to generate or sustain cash available for distribution.
•	Declining real estate values and impairment charges could adversely affect our earnings and financial condition.
•	Our Board of Directors may change our investment strategy, financing strategy or leverage policies, or any of our other major policies, without the consent of stockholders.
•	Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.
•	Until such time as we have fully deployed the proceeds of this offering, we intend to make distributions using, in part, the proceeds of this offering, which would represent a return of capital.
•	An active trading market for our common stock may never develop following this offering.
•	There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company.

Restrictions on Ownership and Transfer

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, subject to certain exceptions, our charter provides generally that no person may, in the absence of an exemption granted by our Board of Directors, beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer.”

Our charter also prohibits any person from, among other things:

•	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code;
•	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons; or
•	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limits and other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if we obtain such representations and undertakings as our Board of Directors deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to fail to qualify as a REIT.

Our charter also provides that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will also be null and void.

Lock-up Agreements

We and each of our officers, directors and holders of 5% or more of our outstanding common stock have agreed with the underwriters not to offer, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for or repayable with common stock (including limited partnership interests in our Operating Partnership) or any rights to acquire common stock for a period of 180 days after the date of this prospectus, without first obtaining the written consent of Ladenburg Thalmann & Co. Inc., and Wedbush Securities Inc. the co-representatives of the underwriters.

Distribution Policy

Subject to the completion of this offering, we intend to commence quarterly cash distributions in arrears to holders of our common stock, commencing with the quarter ending September 30, 2017. We intend to pay a pro rata distribution of $[•  ] per share for a full quarter, representing an annual distribution rate of 2% based on the public offering price of $[•  ] per share. We intend to maintain our initial quarterly distribution rate of $[•  ] per share for the foreseeable future, subject to favorable economic conditions, both generally and with respect to the real estate markets in our targeted geographic locations, and our ability to acquire SFRs with gross rental yields, leasing commissions and repair costs consistent with our historical operations, of which there can be no assurance. Until we have fully deployed the proceeds of this offering, which may take nine months or more following the close of this offering, we estimate that a portion of the cash we distribute to our common stockholders will be funded from the proceeds from this offering or from other sources, including future borrowings secured by our unencumbered single-family homes, and we have allocated up to $2,000,000 of the net proceeds of this offering towards such purpose.

While we believe that we will be able to fund quarterly distributions of $[•  ] per share upon the successful deployment of the proceeds of this offering, our ability to do so is subject to a number of assumptions, risks and contingencies, including those set forth above and discussed in the “Risk Factors” and “Distribution Policy” sections of this prospectus below, and there can there can be no assurance of our ability to fund distributions in such amounts, if at all, from our cash from operations. Any distributions not generated from our cash from operations will represent a return of capital for tax purposes.

To qualify as a REIT, we must distribute annually to our stockholders an amount equal to at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We intend to make distributions that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Distributions declared by us will be authorized by our Board of Directors in its sole discretion out of funds legally available for such and will depend upon a number of factors, including restrictions under applicable law and the requirements for our qualification as a REIT for federal income tax purposes. See “Distribution Policy.”

Our Tax Status

We have elected to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2016. We believe that we have been organized and have operated in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner. To qualify and maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including requirements relating to the composition of our gross income, gross assets and stockholders, as well as the requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. See “Material Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 875 Prospect Street, Suite 304, La Jolla, California 92037. Our main telephone number is (858) 459-4000. Our Internet website is www.revenhousingreit.com. Information on our website is not incorporated into or a part of this prospectus.

The Offering

Common stock offered by us:
10,000,000 shares of our common stock
Common stock to be outstanding after this offering:
20,734,025 shares of our common stock(1)
Use of proceeds:
We estimate that the net proceeds to us from this offering, assuming aggregate underwriting discounts, commissions and fees of 7% on all shares sold and after deducting estimated offering expenses payable by us, will be approximately $[•]. We intend to apply the net proceeds towards the purchase of additional single-family homes as rental properties and for general business purposes. Prior to the full deployment of the net proceeds of this offering as described above, we may invest the undeployed net proceeds in interest-bearing, short-term, investment-grade securities or money market accounts that are consistent with our REIT status. We expect that these interim investments will provide a lower net return than we expect to receive from the investments in single family homes.
NASDAQ symbol:
RVEN

(1)	Excludes (i) 1,153,641 shares of our common stock that are available for future issuance under our Amended and Restated 2012 Incentive Compensation Plan (“2012 Plan”) and (ii) 263,588 shares issuable upon exercise of outstanding warrants. Includes 496,359 shares of our common stock issued pursuant to our 2012 Plan.

Historical and Pro Forma Financial Information

The following unaudited historical and pro forma information should be read in conjunction with our unaudited consolidated financial statements as of March 31, 2017 and for the three months then ended and our audited consolidated financial statements as of December 31, 2016 and for the years ended December 31, 2016 and 2015 included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2017 and unaudited pro forma consolidated statements of operations for the 12 months ended December 31, 2016 and three months ended March 31, 2017 have been prepared to give effect to:

•	the estimated net proceeds of this offering;
•	our acquisition of 97 homes located in the Houston, Texas metropolitan area on November 29, 2016 for the purchase price of $9,091,000 as if the acquisition had occurred on January 1, 2016;
•	our acquisition of an additional 68 single-family homes in the Birmingham, Alabama metropolitan area on April 19, 2017, and our purchase of one additional home once it is leased, for the aggregate purchase price of approximately $5,400,000, as if the acquisitions had occurred on January 1, 2016;
•	our acquisition of 62 homes located in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas in March and April of 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant purchase contracts for the aggregate purchase price of approximately $4,900,000, as if the acquisitions had occurred on January 1, 2016; and
•	our borrowing of $5,020,000, and payment of approximately $50,000 in loan closing costs, from Lubbock National Bank in January 2017, the proceeds of which were used, in part, to acquire the 64 homes mentioned immediately above, as if the borrowing occurred on January 1, 2016.

The pro forma adjustments to our statements of operations represent revenues and expenses incurred by the prior owner of the portfolio, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of the portfolio homes.

Excluded items include interest, depreciation and amortization, and general and administrative costs not directly comparable to the future operations of the portfolio homes. Please refer to the historical and pro forma statements of operations of each of the portfolios acquisitions, and notes thereto, included elsewhere in this prospectus. For insignificant acquisitions where separate financials are not included or required in this prospectus, we have estimated results based on our underwriting due diligence and current operating experience with similar acquisitions.

Our pro forma consolidated financial statements do not purport to represent (1) the results of our operations that would have actually occurred had the aforementioned acquisitions occurred on January 1, 2016 or (2) an estimate of the results of our operations as of any future date or for any future period, as applicable.

Reven Housing REIT, Inc. and Subsidiaries

Unaudited Historical and Pro Forma Condensed Consolidated Balance Sheets

	March 31,
	2017 (actual)(a)	Pro Forma Adjustments			Pro Forma 2017 (unaudited)
		Birmingham 69 Acquisition(b)	Other Adjustments(c)	Offering Proceeds(d)
ASSETS
Investments in single-family residential properties:
Land	$9,238,642	$1,026,000	$122,500	$—	$10,387,142
Buildings and improvements	43,127,053	4,344,000	367,500	—	47,838,553
	52,365,695	5,370,000	490,000	—	58,225,695
Accumulated depreciation	(3,231,343)	—	—	—	(3,231,343)
Investments in single-family residential properties, net	49,134,352	5,370,000	490,000	—	54,994,352
Cash	9,650,333	(5,279,500)	(479,363)	—	3,891,470
Rent and other receivables	477,516	—	—	—	477,516
Escrow deposits	65,537	(55,500)	(10,037)	—	—
Lease origination costs, net	337,532	24,000	5,000	—	366,532
Deferred stock issuance costs	40,666	—	—	—	40,666
Other assets, net	496,064	—	—	—	496,064
Total Assets	$60,202,000	$59,000	$5,600	$—	$60,266,600
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$866,585	$—	$—	$—	$866,585
Resident security deposits	595,360	59,000	5,600	—	659,960
Notes payable, net	24,328,234	—	—	—	24,328,234
Total Liabilities	25,790,179	59,000	5,600	—	25,854,779
Stockholders’ Equity
Common stock, 10,734,025 shares issued and outstanding at March 31, 2017, 20,734,025 issued and outstanding after offering	10,734	—	—	—	20,734
Additional paid-in capital	41,677,465	—	—	—	41,677,465
Accumulated deficit	(7,276,378)	—	—	—	(7,276,378)
Total Stockholders’ Equity	34,411,821	—	—	—	34,411,821
Total Liabilities and Stockholders’ Equity	$60,202,000	$59,000	$5,600	$—	$60,266,600

(a)	Reflects our historical consolidated balance sheet as of March 31, 2017 included elsewhere within this prospectus.

(b)	Reflects our acquisition of 68 homes located in the Birmingham, Alabama on April 19, 2017, and our purchase of one additional home once it is leased, for the aggregate purchase price of approximately $5,400,000 including acquisition and closing costs. The purchase price has been allocated to land, building and the existing leases based upon their estimated fair values at the date of acquisition under the guidance of ASC Topic 805. In estimating the corresponding land and building values, we utilize our own market knowledge and published market data. The estimated fair value of acquired in-place leases represents the expected costs we would have incurred to lease the property at the date of acquisition as adjusted for the remaining life of the leases.
(c)	Reflects our acquisition of an additional four single-family homes in the Memphis, Tennessee metropolitan area in April 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant purchase contracts for the aggregate purchase price of approximately $490,000 including closing and acquisition costs. The purchase price has been allocated to land, building and the existing leases based upon their estimated fair values at the date of acquisition under the guidance of ASC Topic 805. In estimating the corresponding land and building values, we utilize our own market knowledge and published market data. The estimated fair value of acquired in-place leases represents the expected costs we would have incurred to lease the property at the date of acquisition as adjusted for the remaining life of the leases.
(d)	To reflect the estimated net proceeds of approximately $[•] from this offering.

Reven Housing REIT, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Months ended March 31, 2017

	As of March 31,
	2017 (actual)(a)	Birmingham 69 Adjustments(b)	Other Adjustments(c)	Pro Forma 2017 (unaudited)
Revenue:
Rental income	$1,741,309	$172,000	$146,000	$2,059,309
Expenses:
Property operating and maintenance	515,560	60,200	44,000	619,760
Real estate taxes	272,082	16,500	23,600	312,182
Depreciation and amortization	441,725	47,000	34,500	523,225
General and administration	701,331	—	—	701,331
Total expenses	1,930,698	123,700	102,100	2,156,498
Operating loss	(189,389)	48,300	43,900	(97,189)
Other income (expenses):
Net gain on sale of residential property	38,973	—	—	38,973
Other income	93,258	—	—	93,258
Interest expense	(307,520)	—	(18,750)	(326,270)
Total other income (expenses), net	(175,289)	—	(18,750)	(194,039)
Net loss	$(364,678)	$48,300	$25,150	$(291,228)

(a)	Reflects our historical consolidated statement of operations for the three months ended March 31, 2017 included elsewhere in this prospectus.
(b)	To adjust for our acquisition of 68 single-family homes in the Birmingham, Alabama, metropolitan area on April 19 2017 and our purchase of one additional home once it is leased. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2017 through March 31, 2017, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of the Birmingham 69 homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(c)	To adjust for our acquisition of an additional 62 single-family homes purchased in March and April 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant acquisitions in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas. Amounts represent our estimate of revenues and expenses for the period based on the leases in place, our due diligence, and experience with similar portfolios. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease. Additionally, interest expense has been adjusted to reflect our additional borrowings from Lubbock National Bank in January 2017.

Reven Housing REIT, Inc. and Subsidiaries

Historical and Pro Forma Consolidated Statement of Operations
For the Years Ended December 31, 2016

	As of December 31,
	2016 (Actual)(a)	Pro Forma Adjustments			Pro Forma 2016 (Unaudited)
		Houston 97 Acquisition(b)	Birmingham 69 Adjustments(c)	Other Adjustments(d)
Revenue:
Rental income	$5,648,014	$1,097,699	$644,015	$639,000	$8,028,728
Expenses:
Property operating and maintenance	1,684,431	297,195	219,433	192,400	2,393,459
Real estate taxes	875,641	242,173	66,125	86,500	1,270,439
Acquisition costs	147,099	—	—	—	147,099
Depreciation and amortization	1,334,555	291,840	188,000	180,000	1,994,395
General and administration	1,921,244	—	—	—	1,921,244
Noncash share-based compensation	425,000	—	—	—	425,000
Total expenses	6,387,970	831,208	473,558	458,900	8,151,636
Operating loss	(739,956)	266,491	170,457	180,100	(122,908)
Other income (expenses):
Other income	4,957	—	—	—	4,957
Interest expense	(1,037,355)	—	—	(225,000)	(1,262,355)
Total other income (expenses), net	(1,032,398)	—	—	(225,000)	(1,257,398)
Net loss	$(1,772,354)	$266,491	$170,457	$(44,900)	$(1,380,306)

(a)	Reflects our historical consolidated statement of operations for the year ended December 31, 2016 included elsewhere in this prospectus.
(b)	To adjust for our acquisition of 97 homes located in the Houston, Texas metropolitan area on November 29, 2016. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2016 through September 30, 2016 plus our estimate of revenues and expenses incurred by the prior owner between October 1, 2016 to November 28, 2016, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of Houston 97 homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(c)	To adjust for our acquisition of an additional 68 single-family homes in the Birmingham, Alabama, metropolitan area on April 19, 2017 and our purchase of one additional home once it is leased. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2016 through December 31, 2016, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of Birmingham 69 homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(d)	To adjust for our acquisition of an additional 62 single-family homes purchased in March and April 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant acquisitions in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas. Amounts represent our estimate of revenues and expenses for the period based on the leases in place, our due diligence, and experience with similar portfolios. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease. Additionally, interest expense has been adjusted to reflect our additional borrowings from Lubbock National Bank in January 2017.

Other Data:

Net Operating Income

We define net operating income (or NOI) as total revenue less property operating and maintenance and real estate taxes. NOI is a non-GAAP measurement that excludes acquisition costs, depreciation and amortization, general and administration, legal and accounting, and interest expenses.

We consider NOI to be a meaningful financial measure when considered with the financial statements determined in accordance with GAAP. We believe NOI is helpful to investors in understanding the amount of income after operating expenses which is generated in a given period.

The following is a reconciliation of our NOI to net loss as determined in accordance with GAAP for the three months ended March 31, 2017:

	Three Months ended March 31,
Reven Housing REIT, Inc. and Subsidiaries Reconciliation of Net Loss to Net Operating Income	2017 Actual (unaudited)	2017 Proforma (unaudited)
Net loss	$(364,678)	$(291,228)
Depreciation and amortization	441,725	523,225
General and administration	701,331	701,331
Interest expense and other income	175,289	194,039
Net operating income	$953,667	$1,127,367
Net operating income as a percentage of total revenue	54.8%	54.7%

NOI should not be considered an alternative to net loss or net cash flows from operating activities, as determined in accordance with GAAP, as indications of our performance or as measures of liquidity. Nor is NOI necessarily indicative of cash available to fund future cash needs or distributions to stockholders. In addition, although we use NOI for comparability in assessing our performance against other REITs, not all REITs compute the same non-GAAP measure of NOI. Accordingly our basis for computing this non-GAAP measure may not be comparable with that of other REITs. This is due in part to the differences in property operating and maintenance expenses incurred by, and real estate taxes applicable to, different companies and the significant effect these items have on NOI.

Funds From Operations and Core Funds From Operations

Funds From Operations (or FFO) is a non-GAAP financial measure that we believe, when considered with the financial statements determined in accordance with GAAP, is helpful to investors in understanding our performance because it captures features particular to real estate performance by recognizing that real estate generally appreciates over time or maintains residual value to a much greater extent than do other depreciable assets. The National Association of Real Estate Investment Trusts (or NAREIT) defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of, and impairment losses recognized with respect to, depreciable property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated on the same basis to determine FFO.

Core Funds From Operations (or Core FFO) is a non-GAAP financial measure that we use as a supplemental measure of our performance. We believe that Core FFO is further helpful to investors as it provides a more consistent measurement of our performance across reporting periods by removing the impact of certain items that are not comparable from period to period. We adjust FFO for expensed acquisition fees and costs, share-based compensation, and certain other non-comparable costs to arrive at Core FFO.

FFO and Core FFO should not be considered alternatives to net income (loss) or net cash flows from operating activities, as determined in accordance with GAAP, as indications of our performance or as measures of liquidity. These non-GAAP measures are not necessarily indicative of cash available to fund future cash needs. In addition, although we use these non-GAAP measures for comparability in assessing our performance against other REITs, not all REITs compute the same non-GAAP measures. Accordingly, there can be no assurance that our basis for computing these non-GAAP measures is comparable with that of other REITs. This is due in part to the differences in capitalization policies used by different companies and the significant effect these capitalization policies have on FFO and Core FFO. Real estate costs which are accounted for as capital improvements are added to the carrying value of the property and depreciated over time, whereas real estate costs that are expenses are accounted for as a current period expense. This affects FFO and Core FFO because costs that are accounted for as expenses reduce FFO and Core FFO. Conversely, real estate costs associated with assets that are capitalized and then subsequently depreciated are added back to net income to calculate FFO and Core FFO.

The following table sets forth a reconciliation of our net loss as determined in accordance with GAAP and our calculations of FFO and Core FFO for the three months ended March 31, 2017:

	Three Months ended March 31,
Reven Housing REIT, Inc. and Subsidiaries Reconciliation of Net Loss to FFO and Core FFO	2017 Actual (unaudited)	2017 Proforma (unaudited)
Net loss	$(364,678)	$(291,228)
Add back depreciation and amortization	441,725	523,225
Less gain on disposition of residential properties	(38,973)	—
Funds from operations	$38,074	$231,997
Add back noncash amortization of deferred loan fees	32,617	32,617
Less casualty gain	(89,208)	(89,208)
Core funds from (used in) operations	$(18,517)	$175,406

Note for the three months ended March 31, 2017, we have not incurred any impairments in value of any our real estate investments over these same periods.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the risk factors below together with all of the other information included in this prospectus. The occurrence of any of the following risks could materially and adversely affect our business, prospects, ability to implement our investment strategy, financial condition, liquidity, cash flows, results of operations and our ability to make or sustain distributions to our stockholders, which could result in a partial or complete loss of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have a limited operating history and therefore we cannot ensure, either in the near- or long-term, that we will be able to generate cash flow or profit or execute our business plan.

We commenced our current business operations in July 2012. As a result, our company has a limited operating history upon which you may evaluate our business and prospects and an investment in our common stock may entail significantly more risk than the shares of common stock of a company with a substantial operating history. Our business operations are subject to numerous risks, uncertainties, expenses and difficulties associated with early stage enterprises. If we are unable to successfully address these risks, there may be an adverse effect on our business, results of operations, financial condition and cash flows.

We have a history of net operating losses, and we may never achieve profitability from operations or generate sufficient cash flows from which we can make or sustain distributions to our stockholders.

We have a history of net operating losses. For the years ended December 31, 2015 and 2016, we had a net loss of $1,795,861 and $1,772,354, respectively, and for the three months ended March 31, 2017 we had a net loss of $364,678. We may never achieve profitability from operations. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. There can be no assurance that future operations will be profitable or that we will be able to make or sustain distributions to our stockholders from cash from operations. Revenues and profits, if any, will depend upon various factors, including whether we will be able to successfully implement our acquisition strategy. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us. In addition, an inability to achieve profitability could have a detrimental effect on the long term capital appreciation of our common stock.

We are an early entrant in an emerging industry, and the long-term viability of our business strategy on an institutional scale is unproven.

Large-scale institutional investment in single-family residential homes as investment properties for rent is a relatively recent phenomenon that has emerged out of the mortgage and housing crisis that began in late 2007. Previously, single-family homes were generally not viewed as a viable asset for investment on a large scale by institutional investors. Consequently, the long-term viability of single-family residential investment strategies at an institutional scale has not yet been proven. As an early entrant in this emerging industry, we are subject to the risk that single-family rental homes may not prove to be a viable long-term business strategy for a permanent capital vehicle at an institutional scale. If it turns out that our strategy is not a viable long-term business strategy at an institutional scale, we may not be able to generate meaningful cash flows, which would materially and adversely affect the viability of our business and stock price.

We have limited experience operating as a REIT, and we cannot assure you that we will be successful operating as a REIT.

We have limited operating history as a REIT. Our Board of Directors and executive officers have overall responsibility for the management of our company. While certain of our officers and directors have experience in real estate marketing, development, management, and finance, they had not previously engaged in operating a business in accordance with the requirements of the Code for achieving and maintaining qualification as a REIT prior to joining us. We cannot assure you that the past experience of our Board of Directors and executive officers will be sufficient to successfully operate our company as a REIT. Our failure to qualify and maintain REIT status would have an adverse effect on the cash available for distribution to our stockholders, as well as our business, results of operations, financial condition and cash flows.

We have many competitors and may not be able to adequately compete in the SFR market.

Over the past eight years, numerous institutional investors have acquired and continued to acquire single-family homes on a large scale. Traditionally, foreclosed properties and loans secured by properties in pre-foreclosure were sold individually to private home buyers and small-scale investors. The sale of these assets in portfolios and the entry into this market of large, well-capitalized institutional investors are relatively recent trends, which we expect to intensify in the near future. Other REITs both public and private and investment funds have recently deployed, or are expected to deploy in the near future, significant amounts of capital in the single-family housing sector and may have investment objectives that overlap with ours. In acquiring our target assets, we will compete with a variety of well-capitalized real estate investors, including pension funds, individual home buyers, banks, insurance companies, public and private real estate investors, such as REITs, real estate limited partnerships and other entities engaged in real estate investment activities. We also face competition from new home builders, investors and speculators, as well as homeowners renting their properties. Most of our competitors are larger and have greater financial, technical, leasing, marketing and other resources than we do. Some competitors may enjoy significant competitive advantages that result from, among other things, having substantially more available capital, having a lower cost of capital and enhanced operating efficiencies. At this time, we have not established a market-leading position, and, even if we succeed in becoming one of the industry leaders, there can be no assurance that it will confer any long-term competitive advantage or positive financial results.

Our long-term growth will depend significantly upon future acquisitions of single-family homes that meet our acquisition criteria.

The acquisition of single-family homes (which is the central element of our growth strategy) entails various risks, including the risks that we may overvalue a home or portfolio of homes, our homes may not perform as we expect, our tenants may default and our cost estimates for restoring an acquired home may prove inaccurate, and we may be unable to quickly and efficiently renew leases of our acquired homes upon their expiration. If any of these should occur, it may have a material adverse effect on our business, results of operations, financial condition and cash flows. In addition, we cannot assure you of the continued availability of acquisition opportunities in our markets at attractive pricing levels. If such opportunities are not available, our revenue and growth potential may be adversely affected.

Our single-family homes may be unable to compete successfully for tenants.

Our single-family homes compete for tenants with other single-family homes and multi-family housing options, such as apartments and condominiums. Some of our competitors may offer more attractive properties or lower rents than we do, and they may attract the high-quality tenants to whom we seek to lease our properties. Additionally, some competing housing options may qualify for governmental subsidies that may make such options more affordable and therefore more attractive than our properties. Competition for tenants could reduce our occupancy and rental rates and adversely affect our business, results of operations, financial condition and cash flows and our ability to pay distributions to our stockholders.

We intend to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets do not remain as favorable as they have been over the past five years of our operations, which could adversely impact anticipated yields.

Our long-term growth depends on the availability of acquisition opportunities in our current markets and other markets at attractive pricing levels. In many markets housing prices have already begun returning to more normalized levels from the lower prices seen in recent years that were caused by the downturn in the housing market, and we expect that in the future housing prices will continue to rise or stabilize, and therefore future acquisitions may be more costly and result in lower yields. There are many factors that may result in future acquisitions becoming more expensive and possibly less attractive than recent past and present opportunities, including:

•	improvements in the overall economy and job market;
•	a resumption of consumer lending activity and greater availability of consumer credit;
•	a broadening of mortgage credit to lower income or low down payment customers who may choose to buy instead of rent;
•	improvements in the pricing and terms of mortgage-backed securities;
•	increasing competition for single-family assets from private investors, entities with similar investment objectives to ours and owner-occupants; and
•	tax or other government incentives that encourage homeownership.

We will continue acquiring properties as long as we believe such properties offer an attractive total return opportunity. Accordingly, future acquisitions may have lower yield characteristics than recent past and present opportunities, and if such future acquisitions are funded through equity issuances, the yield and cash available for distribution per share will be reduced and the market price of our common stock may decline.

Our limited asset class and geographic diversification increases the risk of loss.

Our portfolio is not fully diversified into a wide variety of properties or holdings. All of our real estate assets are of a single asset class (namely SFRs) and are currently located in the following markets: the Atlanta, Georgia, metropolitan area; the Houston, Texas, metropolitan area; the Jacksonville, Florida, metropolitan area; the Birmingham, Alabama, metropolitan area and the Memphis, Tennessee, metropolitan area. Accordingly, any adverse effects on the SFR sector specifically or the real estate industry in general or limited to such geographic markets, may have a disproportionate negative effect on our company and the value of our common stock. Additionally, we do not have geographic or product diversification or concentration as an investment objective. As a result, we could have (i) exposure to a limited number of regional and even local markets; and/or (ii) a limited number of real estate-related investments. The aggregate yields generated by our company may be negatively affected by adverse regional or local economic conditions in these geographic markets.

We are dependent on our executive officers and dedicated personnel, and the departure of any of our key personnel could materially and adversely affect us.

We rely on a small number of persons to carry out our business and investment strategies. Any member of our senior management may cease to provide services to us at any time. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results. As we expand, we will continue to need to attract and retain qualified additional senior management but may not be able to do so on acceptable terms or at all.

Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment and operational personnel, and the past performance of our senior management may not be indicative of future results.

The implementation of our business plan may require that we employ additional qualified personnel. Competition for highly skilled managerial, investment, financial and operational personnel is intense, and we cannot assure our stockholders that we will be successful in attracting and retaining such skilled personnel. If we are unable to hire and retain qualified personnel as required, our growth and operating results could be adversely affected.

Our employment agreement with our President and Chief Executive Officer may expire in May 2018 and we could have material payment obligations to him thereunder.

On March 4, 2013, we entered into an employment agreement with Mr. Carpenter in connection with his service as our President and Chief Executive Officer. The employment agreement provides for an initial term through May 2018 and automatically renews for successive two-year terms, unless we or Mr. Carpenter elects not to renew. In the event that Mr. Carpenter’s employment is terminated by us without cause, Mr. Carpenter leaves for good reason as specified in the employment agreement or the employment agreement is not extended by us without cause or by Mr. Carpenter for good reason, then Mr. Carpenter will be entitled to receive a severance payment equal to two times the sum of his annual base salary and target bonus plus a lump-sum payment equal to the greater of 1% of the value of our company at the time of notice of termination or $2,000,000, less any gross amounts received or realized by Mr. Carpenter in respect of any stock options or equity awards granted to him during the term of his employment.

Our dependence upon local, third-party service providers may harm our financial results or reputation if the third parties fail to perform.

We use local, third-party vendors and service providers to provide certain services for our properties. For example, we regularly rely on third-party property management companies, home improvement professionals and leasing agents to provide services to many of our properties. Selecting, managing and supervising these third-party service providers require significant resources and expertise. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. If we do not select, manage and supervise appropriate third parties to provide these services, our reputation and financial results may suffer. Notwithstanding our efforts to implement and enforce strong policies and practices regarding service providers, we may not successfully detect and prevent fraud, incompetence or theft by our third-party service providers. In addition, any removal or termination of third-party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by third-party service providers will reflect poorly on us and could significantly damage our reputation among desirable tenants. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines and/or penalties.

Short-term leases of residential property may expose us to the effects of declining market rents.

We anticipate that a majority of our leases to tenant-occupants will be for a term of one year. As these leases permit the tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have a limited operating history, our tenant turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base these estimates.

We depend on the accuracy and completeness of information from third parties, and inaccuracies in such information could adversely affect profitability.

In connection with making and managing our investments, we rely heavily upon information supplied by third parties, including the information contained in tenant applications, property appraisals or other indicators of property value, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and the misrepresentation is not detected prior to making an investment or execution of a lease, the value of the investment may be significantly less than expected. Whether a misrepresentation is made by the seller of a property, the rental applicant, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. Although we may have rights against persons and entities who made or knew or should have known about the misrepresentation, it will likely be difficult to recover any monetary losses that we have suffered as a result of their actions.

We may be unable to secure funds for future tenant or other capital improvements, which could limit our ability to attract or replace tenants.

When tenants do not renew their leases or otherwise vacate their space, we often are required to expend funds for property restoration and leasing commissions in order to re-lease the property. If we have not established sufficient reserves for such expenditures, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to restore our properties. If we need to secure financing for capital improvements in the future but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make capital improvements or we may be required to defer such improvements. If this happens, it may cause our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property or existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, and our properties’ ability to generate revenue may be significantly impaired.

Our revenue and expenses are not directly correlated, and, because a large percentage of our costs and expenses are fixed and some variable expenses may not decrease over time, we may not be able to adapt our cost structure to offset any declines in our revenue.

Many of the expenses associated with our business, such as acquisition costs, restoration and maintenance costs, homeowner’s association, or HOA, fees, personal and real property taxes, insurance, compensation and other general expenses are fixed and would not necessarily decrease proportionally with any decrease in revenue. Our assets also require a significant amount of ongoing capital expenditure. Our expenses, including capital expenditures, will be affected by, among other things, any inflationary increases, and cost increases may exceed the rate of inflation in any given period. Certain expenses incurred on a per-unit basis are recurring in nature, such as HOA fees, taxes, insurance and restoration and maintenance costs, which may not decrease on a per-unit basis as our portfolio grows through additional property acquisitions. By contrast, our revenue is affected by many factors beyond our control, such as the availability and price of alternative rental housing and economic conditions in our markets. As a result, we may not be able to fully, or partially, offset any increase in our expenses with a corresponding increase in our revenues. In addition, state and local regulations may require us to maintain our properties, even if the cost of maintenance is greater than the value of the property or any potential benefit we may receive from renting the property.

If we cannot obtain financing, our growth may be limited.

To qualify as a REIT, we will be required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. As a result, our ability to retain earnings to fund acquisitions or other capital expenditures will be limited. As of the date of this prospectus, most of our assets were purchased with available cash, however, commencing in 2014, we have entered into four loan agreements with Silvergate Bank and one loan agreement with Lubbock National Bank pursuant to which we have borrowed an aggregate of $25,084,185, the proceeds of which we used to purchase additional homes. Our loan transactions with Silvergate Bank and Lubbock National Bank are secured by first priority liens and related rents on virtually all of our homes in the Houston, Texas area, Jacksonville, Florida area, and Memphis, Tennessee area. Over time, we may determine that it is appropriate to increase our use of leverage as a component of our financing strategy in an effort to increase our return potential. We can provide no assurance that we will be able to obtain future debt financing on favorable terms or at all.

Periodic events in the financial markets have been shown to have a significant adverse impact on the credit markets, and, as a result, credit may rapidly become significantly more expensive and difficult to obtain, if available at all. Some lenders have been imposing more stringent credit terms and there may be a general reduction in the amount of credit available in the future. Many banks are either unable or unwilling to provide new asset-based lending. Tightening credit markets may have an adverse effect on our ability to obtain financing on favorable terms, thereby increasing financing costs and/or requiring us to accept financing with increasing restrictions. If adverse conditions in the credit markets — in particular with respect to single-family home finance — materially deteriorate, our business could be materially and adversely affected. Our long-term ability to grow through additional investments will be limited if we cannot obtain additional financing. Market conditions may make it difficult to obtain financing, and we cannot assure you that we will be able to obtain debt or equity financing or that we will be able to obtain it on favorable terms.

We anticipate being involved in a variety of litigation.

Although we have not been subject to any litigation to date, we anticipate being involved in a range of court proceedings in the ordinary course of business as we continue to operate our business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or loan servicer) and issues with local housing officials arising from the condition or maintenance of a property. While we intend to vigorously defend any non-meritorious action or challenge, no assurance can be given that we will not incur significant expense relating to these matters or that they will not require significant management attention and adversely affect us.

Our underwriting criteria and evaluation of properties involves a number of assumptions that may prove inaccurate, which may cause us to overpay for our properties or incur significant costs to operate a property.

In determining whether a particular property or portfolio of properties meets our investment criteria, we make a number of assumptions, including assumptions related to estimated time of possession, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate, causing us to pay too much for properties we acquire, overvalue our properties or our properties not to perform as we expect, and adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria. Improvements in the market prices for single-family homes in our target markets or decreases in the available inventory could also reduce the supply of properties that meet our investment criteria. Reductions in the supply of properties that meet our investment criteria may adversely affect our operating results and ability to implement our business plan.

Certain of our older properties may contain lead-based paint, which we may be required to remove or could expose us to liability, either of which would adversely affect our operating results.

The existence of lead paint is especially a concern in residential units and can cause health problems, particularly for children. A structure built prior to 1978 may contain lead-based paint and may present a potential exposure to lead; however, structures built after 1978 are not likely to contain lead-based paint. Federal and state laws impose certain disclosure requirements and restrict and regulate renovation activities on housing built before 1978. Violation of these restrictions could result in fines or criminal liability, and we could be subject to liability arising from lawsuits alleging personal injury or related claims. Although we attempt to comply with all such regulations, we have not conducted tests on our properties to determine the presence of lead-based paint and we cannot guarantee that we will not incur any material liabilities as a result of the presence of lead paint in our properties.

Operating our business on a larger scale could result in substantial increases in our expenses.

One of our goals is to implement our single-family rental business nationally. Our business model assumes that we can successfully use our vertically integrated platform to acquire and manage single-family homes on a larger scale than we have done to date without a directly proportional increase in our expenses. As our business grows in size and complexity, we can provide no assurance that our management platform will ultimately prove to be “scalable,” we will be able to achieve economies of scale or we will be able to manage additional properties in our current markets, successfully enter new markets or grow our business without incurring significant additional expenses.

Debt service obligations could adversely affect our operating results, may require us to sell properties and could adversely affect our ability to make or sustain distributions to our stockholders and the market price of our common stock.

Since 2014, we have entered into four loan agreements with Silvergate Bank and one with Lubbock National Bank pursuant to which we have borrowed an aggregate of $25,084,185, the proceeds of which we used to purchase additional homes. Our loan transactions with Silvergate Bank and Lubbock National Bank are secured by first priority liens and related rents on virtually all of our homes in the Houston, Texas area, the Jacksonville, Florida area and the Memphis, Tennessee area. We may finance future activities with additional indebtedness and we may be more likely to do so as our business grows. We may borrow for a number of reasons, such as financing acquisitions, capital expenditures or distributions necessary to qualify as a REIT. Our governing documents contain no limitations on the amount of debt that we may incur. As a result, we may incur substantial debt at our parent company and or at our subsidiary levels in the future.

Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;
•	our debt may increase our vulnerability to adverse economic and industry conditions;
•	we will be subject to restrictive covenants that require us to satisfy and remain in compliance with certain financial requirements or that impose limitations on the type or extent of activities we conduct;
•	we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes; and
•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

If we do not have sufficient funds to repay any debt we incur when it matures, we may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense could adversely affect our cash flows and, consequently, cash available for distribution to our stockholders. To the extent we are required to raise additional equity to satisfy such debt, existing stockholders would see their interests diluted. If we are unable to refinance our debt or raise additional equity on acceptable terms, we may be forced to dispose of substantial numbers of properties on disadvantageous terms, potentially resulting in losses or the incurrence of special taxes that apply to dispositions by REITs of properties that are considered to be inventory or dealer property. To the extent we cannot meet any existing or future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current tenants, our employees and third-party service providers on our networks and website. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, which could adversely affect our results of operations and competitive position.

Risks Related to the Single-Family Rental Housing Market

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our cash available for distribution will be adversely impacted.

The success of our business model will substantially depend on conditions in the single-family rental market in our geographic markets. Our asset acquisitions are premised on assumptions about, among other things, occupancy and rent levels, and if those assumptions prove to be inaccurate our cash flows will be lower than expected. When we first began executing our business plan, rental rates and occupancy levels benefited from macroeconomic trends affecting the U.S. economy and residential real estate markets in particular, including:

•	a tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;
•	weak economic and employment conditions that have increased foreclosure rates and made it more difficult for families to remain in homes that were purchased prior to the economic downturn;
•	declining real estate values that have challenged the traditional notion that homeownership is a stable investment; and
•	the unprecedented level of vacant housing comprising the real estate owned, or REO, by banks, government-sponsored enterprises, or GSEs, and other mortgage lenders or guarantors, and inventory held for sale by banks, GSEs, and other mortgage lenders or guarantors.

In recent periods, however, we have seen a reversal of these trends in the residential rental market. Eventually, the continued strengthening of the U.S. economy and job growth, coupled with government programs designed to keep homeowners in their homes or finance new home purchases with low or no down payments, and/or other factors, may contribute to trends that favor homeownership rather than renting. A softening of the rental market in our markets would reduce our rental revenue, which could adversely impact our cash available for distribution.

Acquiring properties during periods when the single-family home sector is experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our properties will not appreciate in value and may, instead, decrease in value.

The allocation of substantial amounts of capital for investment in the single-family home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent we purchased or in the future purchase real estate in such an environment, it is possible that the value of our properties may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such properties. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the single-family home sector and the number of investors participating in the sector, could cause the value of our properties to decline.

We may engage in expedited transactions that increase the risk of loss.

Our underwriting guidelines require a thorough analysis of many factors, including, among others, the underlying property’s financial performance and condition, geographic market assessment and future prospects of the property within the market. Investment analyses and decisions by us may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to us at the time of making an investment decision may be limited, and we may not have access to detailed information regarding the investment property, such as physical characteristics, environmental matters, zoning regulations or other local conditions affecting an investment property. If we make the decision to purchase a property prior to the full completion of one or more of these analyses, we may fail to identify certain risks that we would otherwise have identified and suffer significant losses as a result. Therefore, no assurance can be given that we will have knowledge of all circumstances that may adversely affect an investment. Additionally, we expect to rely upon independent consultants in connection with its evaluation of proposed investments, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants or to our right of recourse against them in the event errors or omissions do occur.

Properties acquired as part of portfolios or in bulk may subject us to a variety of risks.

All of our properties have been, and we expect that a substantial portion of any future property acquisitions will be, purchased as portfolios in bulk from owners of portfolios of single-family homes. To the extent the management and leasing of such properties have not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may not be accurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies.

We may be unable to keep or attract tenants.

We may not be able to retain current, or attract new, tenants for the properties we may acquire. We may make substantial concessions in terms of rent and lease incentives, and construct tenant improvements, to attract new tenants or keep existing tenants. The operating results and financial viability of any property could be substantially and materially affected by any inability to retain and attract tenants. Additionally, there is the risk that tenants may break their leases before those leases expire. Any of such properties may not be able to retain or increase its current occupancy at projected rents. If that occurs, our operations and our ability to make distributions to stockholders may be adversely affected.

Lease terminations or tenant defaults could reduce our income and limit our ability to make distributions.

The success of our investments will materially depend on the financial stability of our tenants. The inability of tenants to meet their rental obligations would lower our net income. A default by a significant number of tenants on their lease payments would cause us to lose the revenue associated with such leases and require us to find an alternative source of revenue to meet operating expenses. We may fail to, or may not be able to, discover factors that would indicate a heightened level of uncertainty with respect to tenant defaults when performing due diligence on prospective investments. Tenant defaults increase the risk that we, and our stockholders, could suffer a loss.

If a tenant defaults or goes bankrupt, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting the property. If a defaulting tenant does not cooperate in vacating the property, we would have to engage in time-consuming and costly prosecution and enforcement of eviction proceedings, during which time there would be no rental revenues from such unit and no likely recovery of damages from the defaulting tenant. These events could limit our ability to make distributions to stockholders and decrease the value of our common stock.

If and when residents of our portfolio properties decide not to renew their leases upon expiration, we may be unable to relet such residents’ properties. Even if the residents do renew or we can relet the properties, the terms of renewal or reletting may be less favorable than current lease terms. If we are unable to promptly renew the leases or relet the properties, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected.

A number of our properties are part of HOAs, and we and our tenants are subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive. Violations of such rules may subject us to additional fees, penalties and litigation with such HOAs which would be costly.

As of the date of this prospectus, approximately 20% of our properties are located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. We pay all HOA fees and assessments directly. The majority of the HOA fees due on our properties are billed annually. The fees are paid when due by our property managers and are included in our property and operating expenses. HOAs in which we own properties may have or may enact onerous or arbitrary rules that restrict our ability to restore, market or lease our properties or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale or the requirement that specific construction materials be used in restorations. Some HOAs also impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

We are subject to tenant relief laws and may be subject to rent control laws, which could negatively impact our rental revenue.

As an owner of rental properties, we expect that we will regularly be seeking to evict tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will result in additional legal costs and require the time and attention of our management. The eviction process is typically subject to numerous legal requirements and mandatory “cure” policies, which may increase our costs and delay our ability to gain possession of and stabilize a property. Additionally, state and local landlord-tenant laws may impose legal duties on us to assist tenants in relocating to new housing, or restrict our ability to recover certain costs or charge tenants for damage tenants cause to our property. Because such laws vary by state and locality, we will need to be familiar with and take appropriate steps to comply with applicable landlord-tenant laws in the jurisdictions in which we operate, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, a class of plaintiffs or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Furthermore, rent control laws may affect our rental revenue. Especially in times of recession and economic slowdown, rent control initiatives can receive significant political support. If rent control becomes applicable to certain of our properties, the effects on both our rental revenue and the value of such properties could be material and adverse.

Class action, tenants’ rights and consumer rights litigation may result in increased expenses and harm our results.

There are numerous tenants’ rights and consumer rights organizations that operate in our markets, and, as we grow in scale, we may attract attention from some of these organizations and become a target of legal demands or litigation. With the increased market for single-family rentals arising from former homeowners who may have lost their properties, some of these organizations may shift their litigation, lobbying, fundraising and grass roots organizing activities to focus on landlord-tenant issues, including issues relating to the Fair Housing Act, or FHA, and its state law counterparts. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take if initiated or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could limit our business operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Poor tenant selection and defaults by our tenants may negatively affect our financial performance and reputation.

Our success will depend, in large part, upon our ability to attract and retain qualified tenants for our properties. This will depend, in turn, upon our ability to screen applicants, identify good tenants and avoid tenants who may default. We will inevitably make mistakes in our selection of tenants, and we may rent to tenants whose default on our leases or failure to comply with the terms of the lease or HOA regulations negatively affect our financial performance, reputation and the quality and value of our properties. For example, tenants may default on payment of rent, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, make use of our properties for illegal purposes, damage or make unauthorized structural changes to our properties which may not be fully covered by security deposits, refuse to leave the property when the lease is terminated, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sub-let to less desirable individuals in violation of our leases or permit unauthorized persons to live with them. In addition, defaulting tenants will often be effectively judgment-proof. The process of evicting a defaulting tenant from a family residence can be adversarial, protracted and costly. Furthermore, some tenants facing eviction may damage or destroy the property. Damage to our properties may significantly delay re-leasing after eviction, necessitate expensive repairs or impair the rental revenue or value of the property, resulting in a lower than expected rate of return. In addition, we will incur turnover costs associated with re-leasing the properties, such as marketing expense and brokerage commissions, and will not collect revenue while the property is vacant. Although we will attempt to work with tenants to prevent such damage or destruction, there can be no assurance that we will be successful in all or most cases. Such tenants will not only cause us not to achieve our financial objectives for the properties in which they live, but may subject us to liability, and may damage our reputation with our other tenants and in the communities where we do business.

We rent homes to tenants who rely on Section 8 housing credits and any cutback in the Section 8 housing programs could adversely affect our operations.

Section 8 of the Housing Act of 1937, often called Section 8, authorizes the payment of rental housing assistance to private landlords on behalf of approximately 4.8 million low-income households in the United States. The largest part of the section is the housing choice voucher program which pays a large portion of the rents and utilities of about 2.1 million U.S. households. The U.S. Department of Housing and Urban Development, or HUD, manages Section 8 programs. As of the date of this prospectus, approximately 23% of our homes were leased to Section 8 tenants. The current administration has voiced its support for cutbacks in various federal programs, including up to $6 billion of cutbacks in the budget for HUD and its related housing programs. A material cutback in the funding for Section 8 housing programs could result in increased delinquencies and defaults by our Section 8 tenants. Any such cutback could also materially adversely affect the housing values in the real estate markets in which we operate. There can be no assurance that the Section 8 housing programs will continue to be funded as they have in recent years.

Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

We intend to review the carrying value of our long-lived assets for impairment whenever events or changes in circumstances, such as adverse market conditions, indicate that their carrying amount may not be recoverable. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would have a direct impact on our net income, because recording an impairment loss results in an immediate negative adjustment to net income. They would also be reflected as a decrease in assets on our balance sheet. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A deteriorating real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our financial condition, results of operations, cash available for distribution and market price of our common stock.

Risks Related to the Real Estate Industry Generally

There are significant risks involved with any investment in real estate.

The performance of our investments, and the performance of our company and our ability to make distributions, is subject to those risks typically associated with investments in real estate. Any change in operating expenses and tax rates could adversely affect operating results or render the sale, financing, or refinancing of a portfolio of properties difficult or unattractive. Certain expenditures associated with the properties will be fixed (principally real estate taxes and maintenance costs) and will be payable even if the properties do not generate sufficient income, which could have a negative impact on us. No assurance can be given that certain assumptions as to future costs of operating any of our properties will be accurate, since such matters will depend on events and factors beyond our control. These factors include, among others:

•	changes in national, regional, or local economic conditions, including economic slowdowns or recessions and national and international political and socioeconomic circumstances, which could negatively impact our ability to lease vacancies or to sell properties on favorable terms and the ability of any tenant to pay rent;
•	changes in local market conditions or characteristics, including construction of new residential housing properties that compete with a particular property;
•	changes in interest rates and in the availability, costs, and terms of borrowings, including recent unprecedented volatility and disruption in the credit markets, which may make the sale, financing, or refinancing of a portfolio of properties difficult and/or costly;
•	changes in federal, state, or local regulations and controls affecting rents, prices of goods, fuel and energy consumption, environmental restrictions, real estate taxes, and other factors affecting real property;
•	federal, state, and local regulatory requirements, including state and local fire and life-safety requirements, zoning and permitted use laws;
•	continued validity and enforceability of leases;
•	the vacancy rate and the length of any vacancy for a property;
•	the financial condition of tenants;
•	the ongoing need for capital improvements and our ability to control the costs, plans, specifications, and timing in connection with such improvements;
•	changes in operating costs such as utilities;
•	costs of remediation and liabilities associated with environmental conditions;
•	the perceptions of prospective tenants and residents of the safety, convenience, and attractiveness of the properties and surrounding areas;
•	acts of nature, such as earthquakes, tornadoes, and floods; and
•	utility and other easements in favor of third parties may exist on and encumber a particular property.

A worsening of current financial market conditions or events negatively impacting the U.S. banking system could adversely affect our operations and our ability to make distributions.

Uninsured or underinsured losses relating to real property may adversely affect our returns.

We attempt to ensure that the properties we acquire are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, acts of war, acts of terrorism or riots, that may not always be insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of the properties we acquire incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or restore a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect us and the market price of our common stock. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

Due diligence on properties may not reveal all conditions that may adversely affect the value of our investments.

We perform due diligence on each investment prior to its acquisition. Regardless of the thoroughness of the due diligence process, not all circumstances affecting the value of an investment can be ascertained through the due diligence process. If the due diligence materials provided to us are inaccurate, if we do not sufficiently investigate or follow up on matters brought to our attention as part of the due diligence process, or if the due diligence process fails to detect material facts that impact the value determination, we may acquire an investment that results in significant losses to us or may overpay for an investment, which would cause our financial results to suffer.

Contingent or unknown liabilities could adversely affect our financial condition.

Our acquisition activities are subject to many risks. We may acquire properties that are subject to unknown or contingent liabilities, including liabilities for or with respect to liens attached to properties, unpaid real estate taxes, utilities or HOA charges for which a prior owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of vendors or other persons dealing with the acquired properties and tax liabilities, among other things. In each case, our acquisition may be without any, or with only limited, recourse with respect to unknown or contingent liabilities or conditions. As a result, if any such liability were to arise relating to our properties, or if any adverse condition exists with respect to our properties that is in excess of our insurance coverage, we might have to pay substantial sums to settle or cure it, which could adversely affect us. The properties we acquire may also be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such properties as we intend.

In addition, purchases of single-family homes acquired as part of a portfolio or in bulk purchases typically involve few or no representations or warranties with respect to the properties and may allow us limited or no recourse against the sellers of such properties. Such properties also often have unpaid tax, utility and HOA liabilities for which we may be obligated but fail to anticipate.

Costs of complying with governmental laws and regulations may reduce our income and cash available for distributions.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to, among other things, environmental protection, human health and safety and access by persons with disabilities. We could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations, even if we did not cause the events(s) resulting in liability.

Environmental Laws Generally.  Environmental laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid hazardous materials, the remediation of contaminated property associated with the disposal of solid and hazardous materials and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the acts causing the contamination were legal, regardless of whether the contamination was present prior to a purchaser’s acquisition of a property, and whether an owner knew of such contamination. The conditions of investments at the time we acquire them, operations in the vicinity of our investments, such as the presence of underground tanks, or activities of unrelated third parties may affect the value or performance of our investments.

Hazardous Substances.  The presence of hazardous substances on owned real estate owned by us, or the failure to properly remediate these substances, may hinder our ability to sell, rent or pledge investments as collateral for future borrowings. Any material expenditures, fines, or damages that we must pay will reduce our ability to make distributions to stockholders and may reduce the value of an investment in our common stock.

Other Regulations.  We may be required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. We may be required to make substantial capital expenditures to comply with those requirements, and these expenditures could adversely affect our performance and ability to make distributions to stockholders.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sales to our stockholders may be limited.

Real estate investments are relatively illiquid, and, as a result, we may have a limited ability to sell our properties should the need arise. When we sell our properties, we may not realize gains on such sales. We may elect not to distribute any proceeds from the sales of properties to our stockholders; for example, we may use such proceeds to:

•	purchase additional properties;
•	repay debt, if any;
•	create working capital reserves;
•	complete repairs, maintenance or other capital improvements or expenditures to our remaining properties; or
•	for general corporate purposes.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through our TRS, which will be subject to federal and state income taxation as a corporation.

Increases in property taxes could adversely affect the value of a property or our ability to hold the property long enough to realize the desired return on its investment.

Property taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. As the owner of real estate properties, we will be responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, we may or may not be able to raise rents to offset such increased taxes. Because such changes in property taxes are difficult to predict when a property is acquired, the financial results projected at the time of our investment may be realized during the period of our ownership and, therefore, cash flows and property values could be materially and negatively affected in a manner that we cannot foresee. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the property and the property may be subject to a tax sale.

Our properties may be or become subject to condemnation or eminent domain proceedings.

A governmental authority could bring an eminent domain or inverse condemnation action against a property. Such an action could have a material adverse effect on the financial viability and marketability of that property, and, as a result, the results of our operations and our ability to make distributions to stockholders.

Risks Related to Our Organization and Structure

Provisions of our charter may limit the ability of a third party to acquire control of us by authorizing our Board of Directors to issue additional securities.

Our Board of Directors may, without stockholder approval, approve an amendment to our charter to increase or decrease the aggregate number of our shares or the number of shares of any class or series of stock that we have the authority to issue, and classify or reclassify any unissued shares of our common or preferred stock, and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our Board of Directors may authorize the issuance of additional shares or establish a series of common or preferred stock that may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our shares, even if stockholders believe that a change in control is in their interest. These provisions, along with the restrictions on ownership and transfer contained in our charter and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our Board of Directors or stockholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, applicable to Maryland corporations may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person (other than us or any subsidiary) who beneficially owns 10% or more of the voting power of our outstanding voting stock after the date on which we first had 100 or more beneficial owners of our stock, or an affiliate or associate of us who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock after the date on which we first had 100 or more beneficial owners of our stock) or an affiliate of any interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and, thereafter, any such business combination between us and an interested stockholder generally must be recommended by our Board of Directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of our outstanding voting stock and (2) two-thirds of the votes entitled to be cast by holders of our outstanding voting stock other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, our stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares; and
•	“control shares” provisions that provide that holders of “control shares” of a Maryland corporation (defined as shares of stock which, if aggregated with all other such shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of three ranges) acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer or (3) an employee of the corporation who is also a director of the corporation.

By resolution of our Board of Directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our Board of Directors may by resolution elect to opt in to the business combination provisions of the MGCL, and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL at any time in the future, whether before or after an acquisition of control shares. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Business Combinations” and “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Control Share Acquisitions.”

Certain provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. These provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could be in the best interests of our stockholders. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our Board of Directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Subtitle 8.”

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Our charter authorizes us to obligate ourselves to, and our bylaws require us to, indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party to, or witness in, by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Our charter contains provisions that make removal of our directors difficult, and the employment agreements we have with some of our executives contain severance provisions that make termination of their employment under certain circumstances expensive for us, which could make it difficult for our stockholders to effect changes to our Board of Directors and our management.

Our charter provides that a director may be removed only for cause (as defined in our charter) and then only by the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors. Our charter also provides that vacancies on our Board of Directors may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements prevent stockholders from removing directors except for cause and with a substantial affirmative vote and from replacing directors with their own nominees and may prevent a change in control of our company that is in the best interests of our stockholders.

We have entered into employment agreements with each of our executive officers containing severance provisions that could make it difficult and costly for us to terminate their employment. For additional information, see “Management — Employment Agreements.”

Our Board of Directors may change our investment strategy, financing strategy or leverage policies, or any of our other major policies, without the consent of stockholders.

Our Board of Directors determines our major strategies and policies, including policies and guidelines relating to our acquisitions and divestitures, asset allocation, leverage, financing, growth, operations, indebtedness and distributions to stockholders. Our Board of Directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders, which could result in our acquiring properties that are different from, and possibly riskier than, the types of single-family residential real estate and related investments described in this prospectus. Accordingly, our stockholders will have limited control over changes in our policies, and those changes could adversely affect our business, results of operations, financial condition and cash flows and our ability to make distributions to our stockholders.

We may structure acquisitions of property in exchange for OP units on terms that could limit our liquidity or our flexibility.

We may acquire properties by issuing OP units in exchange for a property owner contributing property to the operating partnership. If we enter into such transactions, in order to induce the contributors of such properties to accept OP units, rather than cash, in exchange for their properties, it may be necessary for us to provide them additional incentives. For instance, our operating partnership’s limited partnership agreement provides that any holder of units may exchange limited partnership units for cash equal to the value of an equivalent number of shares of our common stock or, at our option, for shares of our common stock on a one-for-one basis. We may, however, enter into additional contractual arrangements with contributors of property under which we would agree to repurchase a contributor’s units for shares of our common stock or cash, at the option of the contributor, at set times. If the contributor required us to repurchase units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or make distributions to stockholders. Moreover, if we were required to repurchase units for cash at a time when we did not have sufficient cash to fund the repurchase, we might be required to sell one or more properties to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a limited partner in our operating partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to our operating partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s units for cash or shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

If our operating partnership fails to qualify as a partnership for federal income tax purposes, we could fail to qualify as a REIT and suffer other adverse consequences.

Our operating partnership will initially be wholly-owned, directly and indirectly, by us, and will be classified for U.S. federal income tax purposes as a disregarded entity. Once our operating partnership has more than one other member apart from us and our wholly-owned subsidiaries, we believe that it will then be treated as a partnership and not an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. As a disregarded entity or partnership, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of the partners will be allocated its share of our operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS was successful in treating our operating partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would not qualify as a REIT. In that case, our income would be subject to corporate income tax without any tax deduction for dividends that we pay. Also, the failure of the operating partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for distribution to its partners, including us.

If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal controls. In addition, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Once we are no longer a smaller reporting company, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting on an annual basis. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective or if, once we are no longer a smaller reporting company, our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Qualification and Operation as a REIT

Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions.

We intend to elect to be treated as a REIT for U.S. federal income tax purposes. However, there can be no assurance that we will be successful in obtaining and maintaining REIT status. Our ability to qualify as a REIT will depend on our satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex provisions of the Code, for which there may be only limited judicial or administrative interpretations. Qualification and maintenance of REIT status involves the determination of various factual matters and circumstances not entirely within our control, including requirements related to the nature of our gross assets, gross income, the composition of our stockholders and the distribution of our income. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If we were to fail to qualify as a REIT for any taxable year, we would be subject to U.S. federal income tax on our taxable income at corporate rates (currently 35%). In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year in which we lose our REIT status.

Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer be deductible in computing our taxable income and we would no longer be required to make distributions. To the extent that distributions had been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or liquidate some investments in order to pay the applicable corporate income tax. In addition, although we intend to elect for qualification as a REIT, it is possible that future economic, market, legal, tax, or other considerations may cause our Board of Directors to determine that it is no longer in our best interest to be qualified as a REIT and recommend that we do not proceed with our proposed REIT election or otherwise revoke our REIT election.

To qualify as a REIT, we must meet annual distribution requirements, which could result in us distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we normally will be required each year to distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for distributions paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on acquisitions of properties and it is possible that we might be required to borrow funds or sell assets to fund these distributions. It is possible that we might not always be able to continue to make distributions sufficient to meet the annual distribution requirements to maintain our REIT status, avoid corporate tax on undistributed income and/or avoid the 4% excise tax.

From time to time, we may generate taxable income that is greater than our income for financial reporting purposes, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell investments at disadvantageous prices or distribute amounts that would otherwise be invested in future acquisitions in order to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect our value.

Distributions to tax-exempt investors may be classified as unrelated business taxable income.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of common stock should generally constitute unrelated business taxable income to a tax-exempt investor. However, there are certain exceptions to this rule. In particular:

•	Part of the income and gain recognized by certain qualified employee pension trusts with respect to our common stock may be treated as unrelated business taxable income if shares of our common stock are predominately held by qualified employee pension trusts, and we are required to rely on a special look-through rule for purposes of meeting one of the REIT share ownership tests, and we are not operated in a manner that prevents treatment of such income or gain as unrelated business taxable income;
•	Part of the income and gain recognized by a tax-exempt investor with respect to our common stock would constitute unrelated business taxable income if the investor incurs debt in order to acquire the common stock; and
•	Part or all of the income or gain recognized with respect to our common stock by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from federal income taxation under Sections 501(c)(7), (9), (17), or (20) of the Code may be treated as unrelated business taxable income.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax in an amount equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we will be able to comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a taxable REIT subsidiary, or TRS, which would be subject to federal and state income taxation as a corporation. For example, if we decide to acquire properties opportunistically to restore in anticipation of immediate resale, we will need to conduct that activity through a TRS to avoid the 100% prohibited transactions tax. No assurance can be given, however, that the IRS will respect a transaction by which any such properties are contributed to a TRS, and, even if the contribution transaction is respected, the TRS may incur a significant tax liability as a result of any such sales.

We may pay taxable dividends in the form of a combination of shares of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in the form of a combination of cash and shares of our common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we make a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we make a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may be viewed as economically equivalent to a dividend reduction and put downward pressure on the market price of our common stock. We do not currently intend to pay taxable dividends in the form of our common stock and cash, although we may choose to do so in the future.

Our ownership of our TRS is subject to limitations, and our transactions with our TRS could cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

In general, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. The percentage is reduced to 20% commencing for tax years after 2017. In addition, the Code limits the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on REITs for certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm’s-length basis. We intend to monitor the value of our respective investments in any TRSs for the purpose of ensuring compliance with the REIT asset requirements and to structure any transactions with our TRSs on terms that we believe are arm’s length to avoid incurring the 100% excise tax described above.

There can be no assurance, however, that we will be able to comply with the REIT asset requirements or avoid application of the 100% excise tax.

You may be restricted from acquiring or transferring certain amounts of our common stock.

The stock ownership restrictions of the Code for REITs and the 9.8% stock ownership limits in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT, five or fewer individuals, as defined in the Code, may not own, directly or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of any taxable year beginning with our second tax year as a REIT (i.e., 2017). Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Those attribution rules provide, among other things, for the look-through of any of our common shares held by entities to the natural persons who own those entities. For example, for purposes of calculating ownership under the Code’s attribution rules, our largest stockholder, King Apex Group Holdings IV Limited, is not considered to be an owner of our shares. Instead, those natural persons who directly or indirectly own interests in King Apex Group Holdings IV Limited are counted as our stockholders, with our common shares held by the fund attributed to each of those natural persons based on their ownership of the Fund. In addition, shares are attributed among certain family members, and shares underlying certain stock options may be attributed to the option holder. As of the date of this prospectus, the top five individual owners of our common shares, calculated in accordance with the attribution rules under the Code, collectively own approximately 40% of our common shares.

Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year beginning with our second year as a REIT (i.e., 2017). To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock. If we fail to qualify as a REIT for a particular year, we will be subject to U.S. federal income tax on our taxable income, if any, at corporate rates (currently 35%) for such tax year and all subsequent tax years until such time as we qualify as a REIT.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our Board of Directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our capital stock. Our Board of Directors has exempted the King Apex Group holders of our common shares from this restriction. Our Board of Directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. These restrictions on ownership and transfer will not apply, however, if our Board of Directors determines that it is no longer in our best interest to continue to qualify as a REIT or that compliance with the restrictions is no longer necessary in order for us to qualify as a REIT.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with the REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investments (other than governmental securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, no more than 25% of the value of our assets in 2017 (20% beginning in 2018) can be represented by securities of one or more taxable REIT subsidiaries, and no more than 25% of our assets may consist of debt instruments issued by publicly offered REITs which are not secured by qualified mortgages on real property. If we fail to comply with these requirements at the end of any calendar quarter, we must correct such failure within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is currently 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

Liquidation of assets may jeopardize our REIT status.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to satisfy our obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our proposed REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. In addition, our ability to satisfy the requirements to qualify as a REIT may depend in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own a non-controlling equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Foreign investors may be subject to FIRPTA on the sale of common stock if we are unable to qualify as a domestically controlled REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to a tax known as the Foreign Investment in Real Property Tax Act (“FIRPTA”) on the gain recognized on the disposition. FIRPTA can also apply if a REIT makes a distribution to a foreign stockholder which is attributable to gain reorganized by the REIT upon a sale or disposition of a U.S. real property interest. FIRPTA does not apply, however, to the disposition of stock in a REIT if the REIT is a domestically controlled REIT. A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We are not currently domestically-controlled, and may never become domestically-controlled, and so there can be no assurance that foreign investors will be able to rely on this exemption under FIRPTA. Another FIRPTA exemption is potentially available in the case of gain realized by a foreign investor on a sale of our common stock (or on a distribution by us that is attributable gain recognized by us upon a sale or disposition of a U.S. real property interest) if our common stock is traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than ten percent of the value of our outstanding common stock. Although we believe that our stock is currently considered under the applicable Treasury regulations to be regularly traded on an established securities market, there can be no assurance that it will continue to be so treated in the future.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the federal income tax laws, regulations or administrative interpretations.

Risks Related to This Offering and Ownership of Our Common Stock

The availability and timing of our anticipated cash distributions are uncertain, and the distributions when made may be paid partially from the proceeds of this offering, which would represent a return of capital.

We are generally required to distribute to our stockholders each year at least 90% of our REIT taxable income for such year, determined without regard to the dividends paid deduction and excluding any net capital gain, each year in order for us to qualify as a REIT under the Code, which requirement we currently intend to satisfy through quarterly cash distributions of all or substantially all of our REIT taxable income in such year, subject to certain adjustments. Subject to the completion of this offering, we intend to commence quarterly cash distributions in arrears to holders of our common stock, commencing with the quarter ending September 30, 2017, in the amount of $[•  ] per share for a full quarter, representing an annual distribution rate of 2% based on the public offering price of $[•  ] per share. We intend to maintain our initial quarterly distribution rate of $[•  ] per share for the foreseeable future, subject to favorable economic conditions, both generally and with respect to the real estate markets in our targeted geographic locations, and our ability to acquire SFRs with gross rental yields, leasing commissions and repair costs consistent with our historical operations, of which there can be no assurance. Until we have fully deployed the proceeds of this offering, which may take nine months or more following the close of this offering, we estimate that a portion of the cash we distribute to our common stockholders will be generated from our cash from operations and the balance will be funded from the proceeds from this offering or from other sources, including future borrowings secured by our unencumbered single-family homes, and we have allocated up to $2,000,000 of the net proceeds of this offering towards such purpose. Any distributions not generated from our cash from operations will represent a return of capital for tax purposes.

While we believe that we will be able to fund quarterly distributions of $[•  ] per share upon the successful deployment of the proceeds of this offering, our ability to do so is subject to a number of risks and contingencies, including those set forth above and discussed in this “Risk Factors” section and in the “Distribution Policy” section of this prospectus below, and there can there can be no assurance of our ability to fund distribution in such amounts, if at all, from our cash from operations. Any distributions not generated from our cash from operations will represent a return of capital for tax purposes.

Our Board of Directors will determine the amount and timing of any distributions. There are many factors that can affect the availability and timing of cash distributions to stockholders, including the risk factors described in this prospectus. Because we may receive rents and income from our properties at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distribution, including our ability to make or sustain quarterly distributions of $[•  ] per share, will be affected by many factors, including without limitation, the amount of time it takes for us to deploy the net proceeds from this offering into our target assets, the amount of income we will earn from those investments, the amount of our operating expenses and many other variables. Actual cash available for distribution may vary substantially from our expectations.

While our goal is to fund future payments of quarterly distributions of $[•  ] per share to our stockholders entirely from distributable cash flows, near-term distributions to our stockholders are expected to be made, at least in part, from the proceeds of this offering and we may be unable to sustain distributions in the amount of $[•  ] per share. In the event we are unable to consistently fund distributions to our stockholders entirely from distributable cash flows, the value of our shares may be negatively impacted.

Certain of our existing stockholders affiliated with Mr. Xiaofan Bai have substantial influence over our company, and their interests may not be aligned with the interests of our other stockholders and sales of their shares could cause the market price of our common stock to decrease.

Prior to this offering, Mr. Xiaofan Bai, a member of our Board of Directors, and three of our stockholders affiliated with Mr. Bai collectively own approximately 55% of our outstanding voting securities. These three stockholders are private equity funds managed and controlled by Mr. Bai. Although this ownership interest will decrease as a result of this offering, it will still represent a significant concentration of ownership in our company. As a result of this ownership interest, Mr. Bai has significant influence over our company and our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, any amendments to our charter and bylaws, and other significant corporate actions requiring stockholder approval. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. The interests of Mr. Bai and his affiliates may not always be aligned with the interests of our other stockholders. Furthermore, any sales of substantial amounts of shares of our common stock in the public market by Mr. Bai or the other stockholders affiliated with Mr. Bai, or the perception that such sales might occur, could result in significant downward pressure on the market price of our common stock. In addition, Mr. Xiaofan Bai and Mr. Xiaohang Bai, who is also a member of our Board of Directors, are cousins and Mr. Xiaofan Bai is married to Ms. Siyu Lan, who is also a member of our Board.

An active trading market for our common stock may never develop following this offering.

Prior to this offering, trading in our common stock on the NASDAQ Capital Market has been limited and sporadic. An active trading market for our common stock may never develop or be sustained, which may affect your ability to sell your common stock and could depress the market price of your common stock. As a result, no assurances can be given that you will be able to readily sell your common stock at a price equal to or above the price you paid.

There can be no assurance that we will ever provide liquidity to our investors through a sale of our company.

Potential investors are cautioned that no assurances can be given that any form of merger, combination, or sale of our company or any of our real estate assets will take place following this offering, or that any merger, combination, or sale, even if consummated, would provide liquidity or a profit for our investors following this offering. You should not invest in our company with the expectation that we will be able to sell our company or any of our assets in order to provide liquidity or a profit for our investors.

If a market for our stock develops, the trading and price of our common stock may be volatile and could decline substantially following this offering.

The offering price to the public has been determined by negotiation between us and the underwriter. In considering the offering price, the parties took into account our historical and forecasted results of operations, the historical share prices of other publicly-traded single-family home REITS. Notwithstanding the foregoing, the offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. Further, the stock markets, including the NASDAQ Capital Market, have experienced significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus, and others such as:

•	our operating performance and the performance of other similar companies;
•	actual or anticipated changes in our business strategy prospects;
•	actual or anticipated fluctuations in our quarterly operating results or dividends;

•	changes in our earnings estimates;
•	publication of research reports about the real estate industry;
•	the passage of legislation or other regulatory developments that adversely affect us or the assets in which we seek to invest;
•	the use of significant leverage to finance our assets;
•	changes in market valuations of similar companies;
•	actions by our stockholders;
•	the realization of any other risk factor in this prospectus; and
•	general economic conditions.

If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

Reports published by analysts, including projections in those reports that exceed our actual results, could adversely affect our common stock price and trading volume.

Securities research analysts may establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts.

Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline. If no analysts commence coverage of us, the trading price for our stock and the trading volume could be adversely affected.

You will experience immediate and substantial dilution from the purchase of our common stock sold in this offering.

The per-share offering price to public of our common stock is higher than what our net tangible book value per share will be immediately after this offering. Accordingly, purchasers of our common stock in this offering will incur immediate dilution of approximately $    , or     %, per share, based on the offering price of $     per share.

Future sales of our common stock or other securities convertible into our common stock could cause the market price of our common stock to decline and could result in the dilution of your shares.

Our Board of Directors is authorized, without stockholder approval, to cause us to issue additional shares of our common stock (including equity or debt securities convertible into common stock) or to raise capital through the issuance of preferred stock, options, warrants and other rights, on terms and for consideration as our Board of Directors in its sole discretion may determine. Sales of substantial amounts of our common stock could cause the market price of our common stock to decrease significantly. To the extent the proceeds of any future equity offering are invested in residential assets that have less favorable yield characteristics than our then-existing portfolio, our stockholders will suffer dilution in their yield and distributable cash per share. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect the market price of our common stock.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common stock in this offering bear the risk of our future offerings reducing the market price of our common stock and diluting their ownership interest in our company.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to make or sustain distributions to our stockholders.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our ability to make or sustain distributions and the rate of our distributions, if any, as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate on shares of our common stock or seek alternative investments paying higher distributions or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of shares of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of shares of our common stock could decrease because potential investors may require a higher distribution yield on shares of our common stock as market rates on our interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

ERISA imposes additional obligations on us.

In considering an investment in our common stock, trustees, custodians, investment managers, and fiduciaries of retirement and other plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the prohibited transaction provisions of Section 4975 of the Code (including IRAs), should consider among other things: (i) whether an investment in the common stock is in accordance with plan documents and satisfies the diversification requirements of Section 404(a) of ERISA, if applicable; (ii) whether an investment in the common stock will result in unrelated business taxable income to the plan; (iii) whether the investment is prudent under Section 404(a) of ERISA, if applicable; and (iv) whether we or any of our affiliates is a fiduciary or party in interest to the plan. Fiduciaries and other persons responsible for the investment of certain governmental and church plans that are subject to any provision of federal, state, or local law that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Section 4975 of the Code that are considering the purchase of the common stock should consider the applicability of the provisions of such similar law and whether the common stock would be an appropriate investment under such similar law. The responsible fiduciary must take into account all of the facts and circumstances of the plan and of the investment when determining if a particular investment satisfies its fiduciary responsibility under ERISA. Other investors must consider the potential impact that benefit plan investments could have on our operations. See “Material U.S. Federal Income Tax Considerations” and “ERISA Considerations.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements included in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, forecasts, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements included in this prospectus reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. Statements regarding the following subjects, among others, may be forward-looking:

•	our ability to generate profit and make or sustain distributions to our stockholders;
•	our ability to effectively deploy the net proceeds from this offering;
•	our business and investment strategy;
•	our projected operating results;
•	economic, demographic or real estate developments in our markets;
•	home value appreciation, employment growth, residential building permits, median household income and household formation in our markets;
•	defaults on, early terminations of or non-renewal of leases by our tenants;
•	our ability to identify properties to acquire and completing acquisitions;
•	our ability to operate acquired properties profitably;
•	projected operating costs;
•	rental rates or vacancy rates;
•	general volatility of the markets in which we participate;
•	our expected investments;
•	interest rates and the market value of our target assets;
•	impact of changes in governmental regulations, tax law and rates and similar matters;
•	our ability to qualify and maintain our qualification as a REIT;
•	availability of qualified personnel;
•	our understanding of our competition; and
•	market trends in our industry, real estate values or the general economy.

The forward-looking statements are based on our beliefs, assumptions and expectations of future events, taking into account all information currently available to us. Forward-looking statements are not guarantees of future events or of our performance. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these events and factors are described in this prospectus under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Investments.” If a change occurs, our business, financial condition, liquidity, cash flows and results of operations may vary materially from those expressed in or implied by our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time, and it is not possible for us to predict the occurrence of those matters or the manner in which they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, assuming the payment of aggregate underwriting discounts, commissions and fees of 7% on the sale of all shares sold and after deducting the estimated offering expenses of approximately $760,000 payable by us, will be $[•].

We intend to apply the net proceeds towards the purchase of additional single-family homes as rental properties in accordance with our business strategy described in this prospectus and for general business purposes, which may include up to $2,000,000 of net proceeds to fund distributions to our stockholders over the next 12 months. We have no present understandings, arrangements or agreements with respect to the application of the net proceeds towards the purchase of additional homes.

Prior to the full deployment of the net proceeds of this offering as described above, we may invest the undeployed net proceeds in interest-bearing, short-term, investment-grade securities or money market accounts that are consistent with our status as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described above.

DISTRIBUTION POLICY

Subject to the completion of this offering, we intend to commence quarterly cash distributions in arrears to holders of our common stock, commencing with the quarter ending September 30, 2017. We intend to pay a pro rata distribution of $[•  ] per share for a full quarter, representing an annual distribution rate of 2% based on the public offering price of $[•  ] per share. We intend to maintain our initial quarterly distribution rate of $[•  ] per share for the foreseeable future, subject to the assumptions, risks and contingencies discussed below. Until we have fully deployed the proceeds of this offering, which may take nine months or more following the close of this offering, we estimate that a portion of the cash we distribute to our common stockholders will be funded from the proceeds from this offering or from other sources, including future borrowings secured by our unencumbered single-family homes, and we have allocated up to $2,000,000 of the net proceeds of this offering for this purpose.

Our intended initial quarterly distribution rate of $[•  ] per share has been established based on our estimate of cash available for distribution for the 12 months ending September 30, 2017, along with our pro forma operating results that take into account our growth strategy and future acquisitions of SFRs purchased with the proceeds of this offering. Our intended initial quarterly distribution rate assumes that we will continue to experience favorable economic conditions, both generally and with respect to the real estate markets in our targeted geographic locations, and our continued ability to acquire SFRs with gross rental yields, leasing commissions and repair costs consistent with our historical operations, of which there can be no assurance. While we believe that we will be able to fund quarterly distributions of $[•  ] per share upon the successful deployment of the proceeds of this offering, our ability to do so is subject to a number of assumptions, risks and contingencies, including those set forth above and discussed in the “Risk Factors” and “Distribution Policy” sections of this prospectus, and there can there can be no assurance of our ability to fund distribution in such amounts, if at all, from our cash from operations. Any distributions not generated from our cash from operations will represent a return of capital for tax purposes.

To qualify as a REIT, we must distribute annually to our stockholders an amount equal to at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

Dividends and other distributions made by us will be authorized by our Board of Directors in its sole discretion out of funds legally available for distribution to our stockholders. The amount, timing and frequency of distributions authorized by our Board of Directors will be based upon a variety of factors, including:

•	actual results of operations;
•	our ability to generate positive cash flow from operations and level of retained cash flows;
•	the timing of the investment of the net proceeds of this offering;
•	restrictions under Maryland law;
•	any debt service requirements and compliance with covenants under our credit facility;
•	our taxable income;
•	the annual distribution requirements under the REIT provisions of the Code;
•	distributions to senior equity security holders, if any; and
•	other factors that our Board of Directors may deem relevant.

We have not made any distributions to our stockholders prior to this offering. Our ability to make distributions to our stockholders following this offering, including our ability to make or sustain quarterly distributions of $[•  ] per share, will depend upon the ability of our management team to invest the net proceeds of this offering in our target assets in accordance with our business strategy and the performance of our properties. Distributions will be made in cash to the extent that cash is available for distribution. We do not currently and may not at any time following this offering be able to generate sufficient cash flow from operations to pay distributions to our stockholders. In addition, our Board of Directors may change our distribution policy in the future. See “Risk Factors.”

Our goal is to fund future payments of quarterly distributions to our stockholders entirely from distributable cash flows. Our ability to fund distributions from cash flow will depend primarily upon our ability to acquire additional portfolios of single-family rental homes and the capital with which to conduct those acquisitions. We intend to pursue future offerings of our equity securities, the proceeds of which will be applied primarily towards the acquisition of additional portfolios of single family rental homes. In addition, we have adopted an UPREIT structure for the specific purpose of attracting potential sellers of single-family rental home portfolios interested in exchanging their portfolios for an equity interest in our operating partnership, Reven Housing REIT OP, L.P., on a tax-deferred basis. There can be no assurance, however, that we will be able to acquire additional portfolios of single-family rental homes or the capital with which to conduct those acquisitions. In the event we are unable to consistently fund distributions to our stockholders entirely from distributable cash flows, the value of our shares may be negatively impacted.

Our charter allows us to issue shares of preferred stock that could have a preference on distributions. If we do issue preferred shares, the distribution preference on the preferred shares could limit our ability to make distributions to the holders of our common shares. Our Board of Directors will set the level of distributions. We intend to distribute our taxable income (if any) to our stockholders and retain the balance of our cash available for distribution for reinvestment in properties. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements.

We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. Distributions to our stockholders generally will be taxable to our stockholders as ordinary income, although a portion of such distributions may be designated by us as capital gain dividends or qualified dividend income, or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax treatment. For a discussion of the federal income tax treatment of our distributions, see “Material Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017 (1) on a historical basis and (2) as adjusted to give effect to the sale by us of 10,000,000 shares of our common stock in this offering at the offering price to public of $[•] per share, less the assumed payment of aggregate underwriting discounts, commissions and fees of 7% on the sale of all shares and other estimated offering expenses of $760,000 payable by us. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	March 31, 2017
	Historical	As Adjusted
Cash and cash equivalents	$9,650,333	$—
Debt	$24,328,234	$—
Equity:
Stockholders’ equity
Common stock, $0.001 par value; 100,000,000 shares authorized, 10,734,025 shares issued and outstanding, historical and 20,734,025 shares issued and outstanding, as adjusted	$10,734	$20,734
Preferred stock, $0.001 par value; 25,000,000 shares authorized, no Shares issued and outstanding, historical and as adjusted	—	—
Additional paid-in capital	41,677,465	—
Accumulated deficit	(7,276,378)	—
Stockholders’ equity	$34,411,821	$—
Total equity	$34,411,821	$—
Total capitalization	$58,740,055	$—

The number of shares of our common stock to be outstanding after this offering is based on 10,734,025 shares of our common stock outstanding as of March 31, 2017, and excludes the following:

•	1,153,641 shares of our common stock reserved for future issuance under our 2012 Plan; and
•	263,588 shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $4.00 per share.

DILUTION

Our net tangible book value as of March 31, 2017 was approximately $34.4 million, or $3.21 per share of our common stock. Net tangible book value per share represents the amount of our consolidated total tangible assets minus our consolidated total liabilities, divided by the shares of our common stock that were outstanding on the date of calculation. Our as adjusted net tangible book value on March 31, 2017 would have been approximately $[•] million, or $[•] per share, after giving effect to the sale by us of 10,000,000 shares of our common stock to be sold in this offering at an assumed initial price to public of $[•] per share, less our payment of aggregate underwriting discounts, commissions and fees of 7% on all shares sold and $760,000 of estimated offering expenses payable by us. This amount represents an immediate increase in net tangible book value of $[•] per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of $[•] per share to new investors who purchase our common stock in this offering at an assumed initial price to public of $[•] per share.

The following table shows this immediate per-share dilution:

Initial price to public per share	$
Net tangible book value per share as of March 31, 2017, before giving effect to this offering(1)		$3.21
Increase in net tangible book value per share attributable to this offering	$
As adjusted net tangible book value per share as of March 31, 2017, after giving effect to this offering	$
Dilution in as adjusted net tangible book value per share to new investors(2)	$

(1)	Includes 10,734,025 shares of our common stock outstanding as of March 31, 2017.
(2)	Dilution is determined by subtracting as adjusted net tangible book value per share after giving effect to this offering from the initial price to the public per share paid by a new investor for our common stock.

The total number of shares of our common stock reflected in the discussion and table above is based on 10,734,025 shares of our common stock outstanding as of March 31, 2017, and excludes the following:

•	1,153,641 shares of our common stock reserved for future issuance under our 2012 Plan; and
•	263,588 shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $4.00 per share.

To the extent that any outstanding warrants are exercised, options or other stock-based awards are issued under our 2012 Plan, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all of these warrants were exercised, then our existing stockholders, including the holders of these warrants, would own 52.4% and our new investors would own 47.6% of the total number of shares of our common stock outstanding upon the closing of this offering. In such event, the total consideration paid by our existing stockholders, including the holders of these warrants, would be approximately $[•] million, or [•]%, the total consideration paid by our new investors would be $[•] million, or [•]%, the average price per share paid by our existing stockholders would be $[•], and the average price per share paid by our new investors would be $[•].

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the “Our Business and Investments” and consolidated financial statements and related notes that are included elsewhere in this prospectus. Where appropriate, the following discussion includes the effects of completion of this offering and the use of the net proceeds. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” and in other parts of this prospectus.

Overview

We are an internally managed Maryland corporation that engages in the acquisition, ownership and operation of portfolios of leased single family homes in the United States. We operate our portfolio properties as single family rentals, or SFRs, and we generate most of our revenue from rental income from the existing tenants of the SFRs we have acquired. We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2016.

As of March 31, 2017, we have invested an aggregate of approximately $52.4 million and own a total of 681 homes, of which 265 homes are in the Houston, Texas metropolitan area, 255 homes are in the Jacksonville, Florida metropolitan area, 114 homes are in the Memphis, Tennessee metropolitan area (with two of the Memphis homes located just across the border in Mississippi) and 47 homes are in the Atlanta, Georgia metropolitan area. On April 19, 2017, we purchased 68 homes in the Birmingham, Alabama metropolitan area for approximately $5,320,000 including closing and acquisition costs. In April 2017, we also purchased four additional homes in the Memphis, Tennessee metropolitan area for approximately $300,000 including closing and acquisition costs. As of the date of this prospectus, we have invested an aggregate of approximately $58 million and own a total of 753 homes.

We intend to expand our acquisitions to other select markets in the United States that fit our investment criteria as we continue to evaluate new investment opportunities in different markets. As of March 31, 2017, our portfolio properties were 93.8% occupied and as of the date of this prospectus 97.1% of the properties are occupied. All of our portfolio properties have been acquired from available cash and with the proceeds from our secured loan transactions with banks pursuant to which we had an outstanding principal amount owed of $24,723,987 as of March 31, 2017. Our loan transactions are secured by first priority liens and related rents on primarily all of our homes.

Our principal objective is to generate cash flow and distribute resulting profits to our stockholders in the form of distributions, while gaining home price appreciation, or HPA, at the same time through the ownership of our portfolio properties. With this objective in mind, we have developed our primary business strategy of acquiring portfolios of leased SFRs. We believe the execution of this strategy will allow us to generate immediate and steady cash flow from the rental income from the SFRs that we acquire while potentially gaining significant HPA over time. HPA is a metric most of our competitors use to project total returns. We believe cash flow is a better metric to project returns because cash flow is realized currently while HPA is unrealized and deferred until the assets are sold. While our goal is to grow our company and generate available cash flow from the rental income of our SFRs that will allow us to pay all of our operating costs for the operation of our portfolio properties and distribute profits to our stockholders in the form of quarterly dividends, there can be no assurance we will be able to do so.

Property Portfolio

The following tables represent our investment in the homes as of March 31, 2017:

Total Portfolio of Single-Family Homes — Summary Statistics
(as of March 31, 2017)

Market	No. of Homes	Aggregate Investment	Average Investment per Home	Properties Leased	Properties Vacant	Portfolio Occupancy Rate	Average Age (years)	Average Size (sq. ft.)	Average Monthly Rent	Average Remaining Lease Term (Months)
Atlanta, Georgia	47	$3,360,095	$71,491	45	2	95.7%	29	1,453	$884	3.5
Houston, Texas	265	22,289,870	84,113	254	11	95.8%	48	1,452	1,086	4.9
Jacksonville, Florida	255	17,688,088	69,365	234	21	91.8%	54	1,289	892	5.8
Memphis, Tennessee	114	9,027,642	79,190	106	8	93.0%	43	1,674	986	10.4
Totals	681	$52,365,695	$76,895	639	42	93.8%	48	1,428	$983	6.1

We plan to continue to acquire and manage single-family homes with a focus on long term earnings growth and appreciation in asset value. Our ability to identify and acquire single-family properties that meet our investment criteria will be affected by home prices in our markets, the inventory of properties available through our acquisition channels, competition for our target assets, our capital available for investment, and the cost of that capital. We believe the housing market environment in our markets remains attractive for single-family property acquisitions and rentals. Pricing for housing in certain markets remains attractive and demand for housing is growing. At the same time, we continue to face relatively steady competition for new properties and residents from local operators and institutional managers. Housing prices across all of our markets have appreciated over the past year. Despite these gains, we believe housing in certain of our markets continues to provide attractive acquisition opportunities and remains inexpensive relative to replacement cost and affordability metrics.

We anticipate continued strong rental demand for single-family homes. While new building activity has begun to increase, it remains below historical averages and we believe substantial under-investment in residential housing over the past years will create upward pressure on home prices and rents as demand exceeds supply.

Results of Operations

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

The following table sets forth a comparison of our results of operations for the three months ended March 31, 2017 and 2016.

	2017	2016	$ Change	% Change
Revenue:
Rental income	$1,741,309	$1,378,763	$362,546	26.3%
Expenses:
Property operating and maintenance	515,560	401,236	114,324	28.5%
Real estate taxes	272,082	213,162	58,920	27.6%
Depreciation and amortization	441,725	325,416	116,309	35.7%
General and administration	701,331	501,024	200,307	40.0%
Acquisition costs	—	57,864	(57,864)	-100.0%
Total expenses	1,930,698	1,498,702	431,996	28.8%
Operating loss	(189,389)	(119,939)	(69,450)	57.9%

	2017	2016	$ Change	% Change
Other income (expenses):
Net gain on sale of residential properties	38,973	—	38,973	—
Other income	93,258	216	93,042	—
Interest expense	(307,520)	(258,157)	(49,363)	-19.1%
Total other income (expenses), net	(175,289)	(257,941)	82,652	32.0%
Net loss	$(364,678)	$(377,880)	$13,202	3.5%

For the three months ended March 31, 2017, we had total rental income of $1,741,309 compared to total rental income of $1,378,763 for the three months ended March 31, 2016. The increase is due primarily to an increase in the number of homes owned during the 2017 period when compared to the number of homes owned during the three months ended March 31, 2016.

As of March 31, 2017, 639, or approximately 93.8%, of our 681 homes were occupied. During the three months ended March 31, 2017, we had 55 home leases turnover, which represented approximately 8.1% of our end of the quarter portfolio. As of March 31, 2016, 496, or approximately 94.1%, of our 527 homes were occupied. During the quarter ended March 31, 2016, we had 30 home leases turnover, which represented approximately 5.7% of our end of the quarter portfolio.

For the three months ended March 31, 2017, we had property operating and maintenance expenses of $515,560 compared to $401,236 for the corresponding prior year period. Property operating and maintenance expenses consist of insurance, property management fees paid to third parties, repairs and maintenance costs, home owner association fees, and other miscellaneous property costs. Real estate taxes for the three months ended March 31, 2017 were $272,082 compared to $213,162 for the three months ended March 31, 2016. The increase in property operating, maintenance and real estate taxes from 2016 to 2017 reflects the corresponding increase in our inventory of single family homes.

We had net operating income from rentals of $953,667 for the three months ended March 31, 2017 compared to net operating income from rentals of $764,365 in the corresponding prior year period. This resulted in a net operating income margin of approximately 54.8% in 2017 compared to a net operating income margin of 55.4% in 2016.

Depreciation and amortization on our home investments increased to $441,725 for the three months ended March 31, 2017 compared to $325,416 in 2016, reflecting the corresponding increase in our inventory of single family homes.

General and administrative expenses for the three months ended March 31, 2017 totaled $701,331 compared to general and administrative expenses of $501,024 for the corresponding prior year period. General and administrative expenses consist of personnel costs, outside director fees, occupancy fees, public company filing fees, legal, accounting, and other general expenses. The increase in our general and administrative expenses is due primarily to an increase in legal and accounting fees along with an increase in general expenses in 2017 when compared to 2016, due to an increase in acquisition and promotional activities in the current period.

Real estate acquisition costs for the three months ended March 31, 2016 totaled $57,864. Due to new accounting guidance, our purchase of portfolios of rented single family homes are now considered to be asset purchases, thus corresponding acquisition costs will now be capitalized as part of our purchase price of the single family residential properties acquired. Thus, there were no real estate acquisition costs expensed for the three months ended March 31, 2017. Real estate acquisition costs consist primarily of closing costs, due diligence costs and reports, and legal and accounting fees relating to our acquisitions of single family homes.

The above results in total expenses of $1,930,698 for the three months ended March 31, 2017 resulting in an operating loss for the three months ended March 31, 2017 of $189,389, compared to total expenses of $1,498,702 for the three months ended March 31, 2016 and a corresponding operating loss of $119,939 for the three months ended March 31, 2016.

We sold one residential property during the three months ended March 31, 2017 for a gain of $38,973. There were no corresponding sales during the three months ended March 31, 2016. Other income was $93,258 for the three months ended March 31, 2017 and included a casualty gain of approximately $89,208, as compared to other income of $216 for the three months ended March 31, 2016. Interest expense on our notes payable was $307,520 for the three months ended March 31, 2017 compared to $258,157 for the three months ended March 31, 2016. The increase is primarily due to higher note payable balances for the three months ended March 31, 2017 when compared to the corresponding period in 2016. This resulted in net other expense of $175,289 for the three months ended March 31, 2017 compared to a net other expense of $257,941 for the three months ended March 31, 2016.

Net loss for the three months ended March 31, 2017 was $364,678. The net loss for the three months ended March 31, 2016 was $377,880. The weighted average number of shares outstanding for the three months ended March 31, 2017 increased to 10,737,025 from 7,031,618 for the three months ended March 31, 2016 resulting in a net loss per share of $0.03 for the three months ended March 31, 2017 and a net loss per share of $0.05 for the three months ended March 31, 2016. The increase in weighted average number of shares outstanding was due to the completion of our public offering during 2016.

Twelve Months Ended December 31, 2016 Compared to the Twelve Months Ended December 31, 2015

The following table sets forth a comparison of our results of operations for the years ended December 31, 2016 and 2015.

	2016	2015	$ Change	% Change
Revenue:
Rental income	$5,648,014	$4,934,201	$713,813	14.5%
Expenses:
Property operating and maintenance	1,684,431	1,552,051	132,380	8.5%
Real estate taxes	875,641	753,994	121,647	16.1%
Acquisition costs	147,099	375,780	(228,681)	-60.9%
Depreciation and amortization	1,334,555	1,162,312	172,243	14.8%
General and administration	1,921,244	2,060,327	(139,083)	-6.8%
Noncash share-based compensation	425,000	113,045	311,955	276.0%
Total expenses	6,387,970	6,017,509	370,461	6.2%
Operating loss	(739,956)	(1,083,308)	343,352	-31.7%
Other income (expenses):
Other income	4,957	31,447	(26,490)	-84.2%
Interest expense	(1,037,355)	(744,000)	(293,355)	-39.4%
Total other income (expenses), net	(1,032,398)	(712,553)	(319,845)	-44.9%
Net loss	$(1,772,354)	$(1,795,861)	$23,507	1.3%

For the year ended December 31, 2016, we had total rental income of $5,648,014 compared to total rental income of $4,934,201 for calendar year 2015. The increase is due primarily to an increase in the number of homes owned during the 2016 calendar year when compared to the number of homes owned during the year ended December 31, 2015.

As of December 31, 2016, 591, or approximately 94.7%, of our 624 homes were occupied. During the year ended December 31, 2016, we had 143 home leases turnover, which represented an annual turn rate of approximately 26.3% based on our total quarterly turnover for the year. We experienced an average turnover cost per home in the approximate amount of $2,801 for the year ended 2016. As of December 31, 2015, 492, or approximately 93.3% of our 527 homes were occupied. During the year ended December 31, 2015, we had 175 home leases turnover, which represented approximately 33% of our end of the year portfolio. We experienced an average turnover cost per home in the approximate amount of $2,746 for the year ended 2015. We expect future turnover amounts and expenses to be similar to our 2016 results.

For the year ended December 31, 2016, we had property operating and maintenance expenses of $1,684,431 compared to $1,552,051 for the prior year. Property operating and maintenance expenses consist of insurance, property management fees paid to third parties, repairs and maintenance costs, home owner association fees, and other miscellaneous property costs. Real estate taxes for the year ended December 31, 2016 were $875,641 compared to $753,994 for the year ended December 31, 2015. The increase in property operating, maintenance and real estate taxes from 2015 to 2016 reflects the corresponding increase in our inventory of single family homes. We had net operating income from rentals of $3,087,942 in 2016 compared to net operating income from rentals of $2,628,156 in the prior year. This resulted in a net operating income margin of approximately 54.7% in 2016 compared to a net operating income margin of 53.3% in 2015.

General and administrative expenses for the year ended December 31, 2016 totaled $1,921,244 compared to general and administrative expenses of $2,060,327 for the prior year. General and administrative expenses consist of personnel costs, outside director fees, occupancy fees, public company filing fees, legal, accounting, and other general expenses. The decrease in our general and administrative expenses is due primarily to a decrease in legal and accounting fees in 2016 when compared to 2015, due to a reduction in activities requiring these professional services.

Real estate acquisition costs for 2016 totaled $147,099 compared to $375,780 for 2015. Real estate acquisition costs consist primarily of closing costs, due diligence costs and reports, and legal and accounting fees relating to our acquisitions of single family homes. The decrease was due to a decrease in acquisition transactions in 2016 when compared to 2015.

Depreciation and amortization on our home investments increased to $1,334,555 in 2016 compared to $1,162,312 in 2015, reflecting the corresponding increase in our inventory of single family homes.

The above results in total expenses of $6,387,970 for the year ended December 31, 2016 resulting in an operating loss for the year ended December 31, 2016 of $739,956, compared to total expenses of $6,017,509 for the year ended December 31, 2015 and a corresponding operating loss of $1,083,308 for the year ended December 31, 2015.

Other income was $4,957 in 2016 as compared to $31,447 in 2015. There was a gain on disposal of a home totaling $26,382 in 2015 that accounted for most of this difference. Interest expense on our notes payable was $1,037,355 for the year ended December 31, 2016 compared to $744,000 for 2015. The increase is a result of higher note payable balances for the full year during 2016 when compared to 2015. This resulted in net other expense of $1,032,398 in 2016 compared to a net other expense of $712,553 in 2015.

Net loss for the year ended December 31, 2016 was $1,772,354. The net loss for the year ended December 31, 2015 was $1,795,861. The weighted average number of shares outstanding for the year ended December 31, 2016 increased to 8,197,073 from 7,016,796 for the year ended December 31, 2015 resulting in a net loss per share of $0.22 for the year ended December 31, 2016 and a net loss per share of $0.26 for the year ended December 31, 2015. The increase in weighted average number of shares outstanding was due to the completion of our public offering during 2016.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, fund and maintain our assets and operations, make interest payments and fund other general business needs. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Our near-term liquidity requirements consist primarily of acquiring properties, funding our operations, and making interest payments.

Our liquidity and capital resources as of March 31, 2017 consisted primarily of cash of $9,650,333. We believe our current liquidity and the expected cash flows from operations will be sufficient to fund the present level of our operations through December 31, 2017. However, our future acquisition activity will depend primarily on our ability to raise funds from the further issuance of shares of our common stock or units of our operating partnership combined with new loan transactions secured by our current and future home inventories. In order to purchase additional single family homes, we intend to opportunistically utilize the capital markets to raise additional capital, including through the issuance of debt and equity securities, but there can be no assurance that we will be able to access adequate liquidity sources on favorable terms, or at all.

Public Offering

Between February 2016 and December 31, 2016, we conducted a direct public offering of our common shares pursuant to a registration statement on Form S-11. In the offering, we sold a total of 3,694,620 common shares at $5.00 per share for the gross proceeds of $18,473,100. The net proceeds were used to finance acquisitions of homes and additionally the excess is included in our year end cash balance.

Credit Facilities

During the year ended December 31, 2015, we entered into two loan transactions with Silvergate Bank pursuant to which we borrowed a total of $8,402,880 secured by deeds of trust encumbering a portion of our single family homes. The proceeds of the loans were used by us to purchase additional single family homes. These new loans are described as follows:

On March 13, 2015, we entered into a loan transaction with Silvergate Bank where we issued a promissory note in the amount of $3,526,985. The note provides for monthly interest only payments at a rate of 1.00% over the prime rate (interest rate is 4.75% per annum at December 31, 2016) until April 5, 2017 and, thereafter, monthly payments of interest and principal, based on a 25 year amortization rate until maturity. The entire balance of principal and accrued interest under the note is due and payable on April 5, 2020. The notes are secured by first priority liens and related rents on 125 homes in the Jacksonville, Florida area.

On October 14, 2015, we entered into a loan transaction with Silvergate Bank where we received an additional $4,875,895 of loan proceeds secured by deeds of trust encumbering 131 homes located in Florida. The entire balance of principal and accrued interest is due and payable on November 5, 2020. The note provides for monthly interest only payments at a rate of 1.00% over the prime rate (interest rate is 4.75% per annum at December 31, 2016) until November 5, 2017. Thereafter, monthly payments of interest and principal, based on a 25 year amortization rate will be made until maturity.

On January 31, 2017, we borrowed $5,020,000 from Lubbock National Bank pursuant to our issuance of a promissory note secured by deeds of trust in the principal amount of $5,020,000. Principal and accrued interest are payable in 60 consecutive monthly installments of $31,759 on the first day of the month until January 31, 2022 when the entire amount of principal and interest remaining unpaid will be payable. Interest accrues and is payable monthly on the loan at the rate equal to four and one-half percent (4.50%) per annum until maturity. The loan is secured by first priority liens on 97 homes in the Houston, Texas metropolitan area. The note and the deeds of trust contain customary terms and conditions, including, without limitation, customary events of default and acceleration upon default, including defaults in the payment of principal or interest, defaults in compliance with the covenants and bankruptcy or other insolvency events.

On April 4, 2017, we entered into loan modification agreements where we reduced the interest rate and amended the maturity period on our loans with Silvergate Bank with a total current outstanding principal amount due of approximately $19,720,000. The modified loan agreement provides that monthly interest and principal payments will be made based on a fixed interest rate of 4.5% and an amortization period of 25 years. All unpaid principal will be due on April 5, 2020. The other terms remain generally unchanged.

Cash Flows

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

The following table summarizes our cash flows for the three months ended March 31, 2017 and 2016.

	2017	2016	$ Change	% Change
Net cash used in operating activities	(835,479)	(317,040)	(518,439)	163.5%
Net cash used in investing activities	(4,359,740)	(119,013)	(4,240,727)	—
Net cash provided by (used in) financing activities	4,800,575	(78,087)	4,878,662	—
Change in cash	(394,644)	(514,140)	119,496	23.2%

Operating Activities  We had net cash used in operating activities of $835,479 for the three months ended March 31, 2017. This resulted from a net loss of $364,678, adding back depreciation and amortization of $441,725, amortization of deferred loan fees of $32,617, and then deducting gain on sale of residential property of $38,973, and then decreasing the amount by the net change in operating assets and liabilities of $906,170.

We had net cash used in operating activities of $317,040 for the three months ended March 31, 2016. This resulted from a net loss of $377,880, adding back depreciation and amortization of $325,416 and amortization of deferred loan fees of $30,327, and then decreasing the amount by the net change in operating assets and liabilities of $294,903.

Investing Activities  During the three months ended March 31, 2017, we invested $4,297,427 in new homes, $147,056 in capital improvements for our homes, and $65,342 in lease origination costs. We received $110,122 of proceeds on the disposition of a residential property and received $39,963 in reductions in escrow deposits for a total of $4,359,740 of cash used in investing activities.

During the three months ended March 31, 2016, we invested $96,721 in capital improvements and $22,292 in lease origination costs for a total of $119,013 of cash used in investing activities.

Financing Activities  During the three months ended March 31, 2017, we had net cash provided by financing activities of $4,800,575 derived from $5,020,000 of proceeds from a note payable, less $110,038 of notes payable principal payments, less $68,721 of deferred loan fees, less payments of deferred stock issuance costs of $40,666.

During the three months ended March 31, 2016, we had $78,087 of payments of deferred stock issuance costs.

Twelve Months Ended December 31, 2016 Compared to the Twelve Months Ended December 31, 2015

The following table summarizes our cash flows for the years ended December 31, 2016 and 2015.

	2016	2015	$ Change	% Change
Net cash provided by operating activities	373,630	197,136	176,494	89.5%
Net cash used in investing activities	(9,677,165)	(9,316,985)	(360,180)	-3.9%
Net cash (used in) provided by financing activities	17,208,214	7,916,911	9,291,303	117.4%
Change in cash	7,904,679	(1,202,938)	9,107,617	757.1%

Operating Activities  We had net cash provided by operating activities of $373,630 in 2016. This resulted from a net loss of $1,772,354, adding back depreciation and amortization of $1,334,555, noncash share-based compensation of $425,000, and deferred loan fees of $121,308, and then increasing the amount by the net change in operating assets and liabilities of $265,121.

We had net cash provided by operating activities of $197,136 in 2015. This resulted from a net loss of $1,795,861, adding back depreciation and amortization of $1,162,312 and deferred loan fees of $96,640, deducting gain on disposal of real estate of $26,382, and then increasing the amount by the net change in operating assets and liabilities of $760,427.

Investing Activities  In 2016, we invested $8,986,000 in new homes, $506,581 in capital improvements for our homes, $222,985 in lease origination costs, and received $38,401 in reductions in escrow deposits for a total of $9,677,165 of cash used in investing activities.

In 2015, we invested $8,843,168 in new homes, $323,584 in capital improvements, $172,690 in lease origination costs, $47,418 in increases in escrow deposits, and received $69,875 of proceeds from the disposition of real estate for a total of $9,316,985 of cash used in investing activities.

Financing Activities  In 2016, we had net cash provided by financing activities of $17,208,214 derived from $18,473,100 of proceeds from our 2016 public offering, less $76,385 of payments of notes payable, less payments of deferred stock issuance costs of $1,188,501.

In 2015, we had net cash provided by financing activities of $7,916,911 derived from $8,402,880 of proceeds from notes payable, less $34,610 of payments of notes payable, less $244,052 of deferred loan fees relating to those notes, less payments of deferred stock issuance costs of $207,307.

Our future acquisition activity relies primarily on our ability to raise funds from the further issuance of common shares combined with new loan transactions secured by our current and future home inventories. We remain focused on acquiring new capital. We believe our current cash balance combined with our estimated future net rental revenue is sufficient to fund our operating activities for calendar year 2017.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Our critical and significant accounting policies are described in our Consolidated Financial Statements and Supplementary Data, Note 2. Basis of Presentation and Significant Accounting Policies, included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

We had no material off-balance sheet arrangements as of March 31, 2017 or the date of this prospectus.

OUR BUSINESS AND INVESTMENTS

Our Company

We are an internally managed Maryland corporation that engages in the acquisition, ownership and operation of portfolios of leased single family homes in the United States. We operate our portfolio properties as single family rentals, or SFRs, and we generate most of our revenue from rental income from the existing tenants of the SFRs we have acquired. We have elected to be taxed as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ended December 31, 2016.

As of March 31, 2017, we have invested an aggregate of approximately $52.4 million and own a total of 681 homes, of which 265 homes are in the Houston, Texas metropolitan area, 255 homes are in the Jacksonville, Florida metropolitan area, 114 homes are in the Memphis, Tennessee metropolitan area (with two of the Memphis homes located just across the border in Mississippi) and 47 homes are in the Atlanta, Georgia metropolitan area. On April 19, 2017, we purchased 68 homes in the Birmingham, Alabama metropolitan area for the aggregate purchase price of approximately $5,321,667 including closing and acquisition costs. In April 2017, we also purchased four additional homes in the Memphis, Tennessee metropolitan area for approximately $300,000 including closing and acquisition costs. As of the date of this prospectus, we have invested an aggregate of approximately $58 million and own a total of 753 homes.

We intend to expand our acquisitions to other select markets in the United States that fit our investment criteria as we continue to evaluate new investment opportunities in different markets. As of March 31, 2017, our portfolio properties were 93.8% occupied and as of the date of this prospectus 97.1% of the properties are occupied. Our portfolio properties have been acquired from available cash and with the proceeds from our secured loan transactions with banks pursuant to which we had an outstanding principal amount owed of $24,723,987 as of March 31, 2017. Our loan transactions are secured by first priority liens and related rents on primarily all of our homes.

Our principal objective is to generate cash flow and distribute resulting profits to our stockholders in the form of distributions, while gaining home price appreciation, or HPA, at the same time through the ownership of our portfolio properties. With this objective in mind, we have developed our primary business strategy of acquiring portfolios of leased SFRs. We believe the execution of this strategy will allow us to generate immediate and steady cash flow from the rental income from the SFRs that we acquire while potentially gaining significant HPA over time. HPA is a metric most of our competitors use to project total returns. We believe cash flow is a better metric to project returns because cash flow is realized currently while HPA is unrealized and deferred until the assets are sold. While our goal is to grow our company and generate available cash flow from the rental income of our SFRs that will allow us to pay all of our operating costs for the operation of our portfolio properties and distribute profits to our stockholders in the form of quarterly dividends, there can be no assurance we will be able to do so.

Our History and Structure

Our company was originally incorporated on April 26, 1995 for the purpose of engaging in non-real estate activities. In 2012, Chad M. Carpenter, our Chairman of the Board, President and Chief Executive Officer, recognized an opportunity to acquire portfolios of leased homes with positive cash flow and then distribute resulting profits to stockholders. To capitalize on this opportunity, Mr. Carpenter acquired a majority of the issued and outstanding shares of our common stock in July 2012 and founded Reven Housing REIT. Since then, we have been engaged in our current business of acquiring, owning and operating portfolios of leased single-family homes.

Reven Housing REIT, Inc. serves as a holding company for our various operating subsidiaries through which we conduct our acquisitions and hold our properties and applicable secured debt. These operating subsidiaries include Reven Housing REIT OP, L.P., a Delaware limited partnership that is our wholly-owned operating partnership; Reven Housing GP, LLC, a Delaware limited liability company that is our wholly-owned subsidiary and the sole general partner of our operating partnership; Reven Housing REIT TRS, LLC, a Delaware limited liability company that is the wholly-owned subsidiary of our operating partnership and that we intend will elect to be treated as a taxable REIT subsidiary; and the following Delaware limited liability companies each of which is wholly-owned by our operating partnership: Reven Housing Georgia,

LLC, Reven Housing Texas, LLC, Reven Housing Florida, LLC, Reven Housing Tennessee, LLC, Reven Housing Florida 2, LLC, Reven Housing Texas 2, LLC and Reven Housing Alabama, LLC.

Our Competitive Advantages

We believe that our competitive advantages include the following:

Our Business Strategy

Our business strategy of acquiring leased portfolios of single-family homes and operating them as rental properties allows us to focus on generating positive cash flow and distributing the resulting profits to our stockholders. Our business strategy differentiates us from most of our competitors because they are buying empty homes individually as opposed to purchasing rented homes in bulk or are focused on generating home price appreciation. In the institutional investment sector, our strategy is generally known as a “core” strategy, while most of our competitors are executing “opportunistic” strategies. We believe that core strategies generally involve less risk than opportunistic strategies due to the leased and cash flow nature of the SFRs acquired and are more in line with the strategies of public REITs in other asset classes. We believe our business strategy is efficient and cost effective because we do not need a large staff or to incur significant overhead costs in order to grow and execute our business plan.

Internal Management

As an internally-managed REIT, our executives are dedicated to our business allowing us to maintain greater control over the management and operation of our business than externally-managed REITs. Our management’s interests are aligned with those of our stockholders and we are exposed to fewer conflicts of interest than those typically faced by externally-managed REITs. Additionally, as our portfolio grows, we believe that we will achieve greater operational efficiencies and realize superior economies of scale as compared to externally-managed companies.

Experienced Management Team

We believe the real estate and institutional investment experience of our management team will allow our company to achieve our growth goals. Our management team is led by Chad M. Carpenter, our founder, Chairman, President and Chief Executive Officer. Mr. Carpenter, along with Thad L. Meyer, our Chief Financial Officer and Chief Operating Officer, are both experienced institutional real estate veterans, each with more than 27 years of residential and commercial real estate experience in both public and private real estate companies. Along with Michael P. Soni, our Senior Advisor of Investments, and who also serves as our asset manager, our seasoned management team has more than 60 years of collective commercial and residential real estate investment, leasing and operational experience and has been involved in more than $3.0 billion of real estate transactions. In the course of their careers with our company and prior, the members of our management team have inspected more than 3,000 single-family residences and acquired approximately 1,550 single-family residences to rent or rehabilitate and sell in 12 states (Arizona, California, Florida, Georgia, Indiana, Michigan, Mississippi, New York, Ohio, Pennsylvania, Tennessee and Texas).

Disciplined Acquisition Strategy

We have developed a disciplined, efficient, and cost-effective process to acquire assets that meet or exceed our conservative underwriting criteria, a thorough due diligence process and financial return requirements. We seek to continue acquiring portfolios of occupied single family homes in bulk from investors who acquired, rehabilitated and rented them to qualified tenants and that have the potential for increased yield and appreciation. In addition, we believe we can achieve greater economies of scale by focusing our acquisitions in select markets and communities where there are established property management, general contractor and vendor relationships, and greater concentration of assets.

Extensive Sourcing Network

Our management team has established excellent relationships over the years with brokers, sellers, institutional investors, policymakers, lenders, and aggregators of residential assets. We believe this wide network of industry relationships provides our company with a distinct competitive advantage to source a greater number of off-market transactions. Through this network, we have been able to source attractive portfolio acquisitions, and we believe they may provide us with additional attractive privately negotiated acquisition opportunities that in some cases may not be available to other market participants. We believe that this can result in more favorable pricing for acquisitions than if we were bidding on fully marketed deals. Our acquisitions team is in regular communication with sourcing contacts and sends out frequent and regular emails to update our underwriting criteria and to account for changes in current market and economic conditions. We provide agents and investors with specific acquisition criteria regarding the type of dwelling, location, condition of property, and price points so that they can concentrate their efforts exclusively on properties that meet our criteria. We maintain a database of potential sourcing contacts that is updated on a regular basis.

Our Business and Growth Strategies

Our objective is to be a leader in the SFR business as an institutional-quality operator on a national scale. Our focus is on cash flow and profitability while generating meaningful distributions from rental income and the potential for capital appreciation. We believe we can achieve this objective through the following strategies:

Disciplined Investment Strategy and Institutional Platform

We intend to grow by acquiring portfolios of single-family homes with cash flow in place in portfolios in select markets throughout the United States where economic forecasts are favorable for our business. Such forecasts include increasing rental rate growth and home price appreciation, increasing population migration and increasing job growth. Other factors that are as important are decreasing unemployment rates, decreasing cap rates and vacancies. We have strict investment criteria and detailed due diligence policies for each acquisition with formal investment committee meetings for review and approvals which creates an institutional culture and platform.

Create a Diversified Stabilized Portfolio

We currently own leased portfolios in the Atlanta, Georgia, Birmingham, Alabama, Houston, Texas, Jacksonville, Florida and Memphis, Tennessee metropolitan areas and intend to expand into other select markets in the United States that fit our strict investment criteria. These targeted markets include selected cities in Arizona, California, Colorado, Illinois, Indiana, Kentucky, Nevada, North Carolina, Oklahoma, Utah and Virginia. We believe that our planned expansion into these markets will help us achieve a diversified portfolio.

Keep a Low Cost and Efficient Overhead Structure

Our business strategy and platform allow us to maintain a lean, qualified team, keeping overhead costs down while efficiently managing vendors on an outsourced basis through active oversight and reporting. Unlike many of our competitors, we do not require nor maintain a large staff for acquisitions because we acquire investments through purchases of portfolios, not individual homes. Similarly, because we target and acquire homes that are leased and are otherwise in rent-ready condition, we do not require nor maintain a large staff for asset management or significant resources for renovating the homes.

Locally-Based Property Management

Property management is a critical part of our business, and we believe this important function is a low margin and local business given the disparate nature of our assets and the unique characteristics of each home and the markets in which they are located. We believe that keeping maintenance and other operating costs under strict control and supervision is paramount to generating acceptable rental yields and maximizing the price appreciation of our assets. As such, we outsource our property management functions to independent, qualified, locally based property management teams who are experienced and familiar with the local markets in which they operate. We in turn manage the outsourced property managers to operate within our policies, procedures and budgets. By outsourcing the property management function of our business to qualified local property managers, our executives can better utilize their efforts, time and resources to focus on acquisitions and asset management rather than building a low-margin in-house property management arm. We believe this allows us to achieve higher returns for our stockholders, provides a more efficient strategy for us at this stage of our development, and furthers growth.

Reporting for Operations

We utilize currently available cloud-based management information systems that enable comprehensive tracking, management and control of all required functions within a cost-efficient and scalable environment as recommended by our select outside property management professionals. We believe that these tools will facilitate effective and cost-efficient management of disparate assets, scale our platform, and sustain operating margins as we continue to grow. These systems will also enable management to comply with strict regulatory compliance and governance requirements and will empower field personnel to respond autonomously within established corporate and budgetary parameters.

Our Business Activities and Operations

As of the date of this prospectus, we have invested an aggregate of approximately $58 million and own a total of 753 homes, of which 265 homes are in the Houston, Texas metropolitan area, 255 homes are in the Jacksonville, Florida metropolitan area, 118 homes are in the Memphis, Tennessee metropolitan area (with two of the Memphis homes located just across the border in Mississippi), 68 homes are in the Birmingham, Alabama metropolitan area, and 47 homes are in the Atlanta, Georgia metropolitan area. We evaluate new markets on an ongoing basis to identify investment opportunities that we believe can generate attractive risk-adjusted returns for our stockholders.

States in Which We Own Single-Family Homes

NOTE: States shaded as “Owned” are states in which we own homes. However, we only own two homes in Mississippi which we consider part of the Memphis market.

The following table presents statistics of our single-family homes by Metropolitan Statistical Area, or MSA, and metro division as of March 31, 2017.

Total Portfolio of Single-Family Homes — Summary Statistics
(as of March 31, 2017)

Market	No. of Homes	Aggregate Investment	Average Investment per Home	Properties Leased	Properties Vacant	Portfolio Occupancy Rate	Average Age (years)	Average Size (sq. ft.)	Average Monthly Rent	Average Remaining Lease Term (Months)
Atlanta, Georgia	47	$3,360,095	$71,491	45	2	95.7%	29	1,453	$884	3.5
Houston, Texas	265	22,289,870	84,113	254	11	95.8%	48	1,452	1,086	4.9
Jacksonville, Florida	255	17,688,088	69,365	234	21	91.8%	54	1,289	892	5.8
Memphis, Tennessee	114	9,027,642	79,190	106	8	93.0%	43	1,674	986	10.4
Totals	681	$52,365,695	$76,895	639	42	93.8%	48	1,428	$983	6.1

In reviewing the above table, please note:

•	We purchase homes that have been previously renovated and are currently leased. Since our initial purchase, we have incurred a total of approximately $830,000 of post-acquisition improvement costs, primarily related to releasing properties upon turnover of the existing tenants. These costs are included in the “Aggregate Investment” and “Average Investment per Home” metrics above.
•	“Average Monthly Rent” is calculated by dividing the sum of monthly rent for each home by the total number of homes. Our use of rent concessions is extremely limited and has little to no impact on rental figures disclosed herein. We do not have a policy of offering rent concessions.
•	Our policy is to acquire homes that are entirely leased. Of the 681 properties we have acquired as of March 31, 2017, only seven were vacant upon acquisition.

Our Investment Process

Our investment strategy is to acquire portfolios of tenant-occupied houses with cash and/or units of limited partnership interest in our operating partnership, or OP units, from investors who have accumulated homes and who are now looking for an exit strategy. We have developed and integrated the following processes in the implementation of our investment strategy.

The evaluation and execution of our portfolio acquisitions are subject to the review and approval by our investment committee, which operates under the oversight of our Board of Directors and is currently comprised of Chad M. Carpenter, our Chairman and Chief Executive Officer, Xiaofan (Fred) Bai, a member of our Board of Directors, Xiahang (Jake) Bai, a member of our Board of Directors, Thad L. Meyer, our Chief Financial Officer and Chief Operating Officer, and Michael P. Soni, our Senior Advisor of Investments. We have developed and integrated the following processes in the implementation of our investment strategy.

Balanced Value Approach for Investing

Our acquisition strategy is based upon extensive research and utilizes a proprietary acquisitions algorithm that focuses on acquiring a balance of Class “A” and “B” portfolios of rented homes that have the potential for both increased yield and appreciation. To date, we have acquired mostly Class “B” homes. As we grow over time we intend to acquire more Class “A” homes to achieve our balanced value approach strategy, described below. Typically, Class “A” homes are homes that are generally larger and built after the year 2000, have a projected gross rental yield (projected annual rental income divided by purchase price) of 12%+ with higher mid-term appreciation potential, and are generally in markets with the strongest economies and/or those that did not suffer recessionary effects to the extent experienced by other parts of the country. Class “B” homes are homes that are typically smaller and built before the year 2000, have a projected gross rental yield of approximately 14% with lower mid-term appreciation potential, and are generally in markets with recovering economies. We invest in markets that demonstrate strong and/or improving economic performance which will support the potential for rent increases and home appreciation. When approaching a market, we focus on factors such as the strength of rental demand, rates of job growth, population growth and unemployment. Within markets that meet our investment criteria, we seek to identify the neighborhoods that offer the most attractive mix of rental demand and rental rates, which are often characterized by good access to transportation networks and employment centers, good schools and low levels of crime. We believe this “balanced value” approach towards investing will help our investments achieve sustainable profitability at all times and through all cycles. This balanced value approach is intended to offer stockholders diversification, distributions, appreciation, liquidity and a lower risk investment.

•	Types of houses. In terms of the structural or physical characteristics of the houses we acquire, we typically buy single-family residences with at least three bedrooms and at least two bathrooms. Houses are built with a combination of brick, stone, stucco, siding, and wood with updated windows and young to medium age roofs.
•	Market selection process. To gather market research we use Local Market Monitor, a third-party service founded in 1990, which is updated monthly with market data. Local Market Monitor began as a quarterly publication, stemming from the National Review of Real Estate Markets which analyzed conditions in 100 residential U.S. markets, using such economic data as home values, employment growth, population growth, and developed the concept of Equilibrium Home Prices, which has proved valuable in assessing real estate market risk during the last two economic cycles.

Local Market Monitor currently monitors the 315 major real estate markets in the United States. We focus on markets that have the following characteristics:

º	Projected real estate appreciation over the next three years
º	Projected job growth
º	Lower current unemployment than the national average
º	Rising rents
º	Stable and/or growing population with a minimum population of 500,000
º	Stable and/or dropping vacancy rates
•	Target markets. We invest in markets that we believe have more upside value through the potential for rent increases and appreciation of the homes due to the dislocation caused by the recent economic downturn and the current positive economic drivers in these markets. We are currently targeting the following markets, which include new markets and existing markets for further expansion:

Phoenix, AZ	Atlanta, GA	Memphis, TN
Tucson, AZ	Chicago, IL	Nashville, TN
Central California	Indianapolis, IN	Dallas, TX
Birmingham, AL	Louisville, KY	Fort Worth-Arlington, TX
Denver, CO	Las Vegas, NV	Houston, TX
Fort Lauderdale, FL	Charlotte, NC	Irving, TX
Jacksonville, FL	Raleigh, NC	San Antonio, TX
Miami, FL	Virginia Beach, NC	Salt Lake City, UT
Orlando, FL	Oklahoma City, OK
Tampa, FL	Tulsa, OK

Using the 3-year aggregate home value forecast from Local Market Monitor, we sort markets (as listed above) based on projected growth. Those markets that have higher projected growth are perceived to be lower risk, and yield a lower cap rate per class, than those markets that have lower or no growth projection over the next three years.

•	Zip code analysis. Our properties are intended to appeal to the following tenant profile:
º	Middle-income blue-collar/gray-collar/semi-professional individuals and families
º	Incomes ranging from $25,000 to $50,000 per year
º	Aged 30 years and above
º	Preference for families to reduce turnover and related expenses

Since we target only tenant-occupied properties, we focus on submarkets where we expect that the majority of tenants will fit this profile. In the event that they do not, we will replace them with our targeted tenant profile on lease renewal.

Our zip code analysis focuses on the following metrics:

º	Average household income
º	White collar jobs
º	Average household size
º	Total crime risk (including utilizing FBI statistics)
º	Weather risk

Sourcing and Evaluation of Assets for Acquisition

Our management executives and investment professionals maintain existing relationships and continually develop new relationships in our network of contacts providing us access to potential portfolios of properties that meet our investment criteria. We provide contacts in our sourcing network with our specific investment criteria regarding the type of dwelling and specific home characteristics, location, condition of property, and price points so that efforts are concentrated solely on the properties that are potentially viable for investment by us. We are in regular communication with portfolio sourcing contacts and send out frequent and regular emails updating investment criteria to adapt to changes due to market fluctuations or other factors affecting our acquisitions model. All contacts and communications with them are logged in a central database to ensure we have current and correct sourcing information as we continually build and maintain our sourcing network. We believe the vast majority of SFR portfolios are available on an off-market basis due to the fragmentation of the SFR income-producing asset market, lack of institutional and other large buyers, and the local vs. national nature of the assets.

•	Sources of deal flow. We source potential SFR portfolios from a variety of sources in our network to optimize deal flow of our target assets, which sources include:
º	Residential brokers specializing in income-producing properties:
•	Keller Williams
•	Remax
•	Prudential
•	Local/Regional firms
º	Loopnet — online database of properties and brokers
º	Trulia — online database of properties and brokers
º	Existing SFR funds attempting to liquidate holdings and/or realize profits on flips
º	Property Wholesalers — groups that acquire damaged homes and/or foreclosed homes in order to rehabilitate, rent, flip, and manage
º	Fannie Mae/Freddie Mac for tenant-occupied portfolios available for bid
º	SFR conferences

º	Existing contacts
º	Homebuilders
•	Building a network. Our executives maintain existing relationships with a wide variety of relevant contacts that will allow access for many potential portfolios of properties. In addition, these agents, investors and other contacts are supplied with our specific investment criteria regarding type of dwelling and specific home characteristics, location, condition of property, and price points so that efforts are concentrated solely on the properties that are potentially viable for investment by us.
•	Managing the network. We are in continuous communication with portfolio sourcing contacts and send out frequent and regular emails updating investment criteria when there are changes due to market fluctuations or other factors affecting our acquisitions model. All contacts are logged in our proprietary contact database to ensure we have correct contact information. Further, each contact receives their own email file and all communications are filed appropriately in order to keep records of all conversations.
•	Initial informational requirement. All sourcing contacts in our network are requested to provide us with the following information for each house to ensure that we can quickly and productively qualify a portfolio for acquisition: market, address, zip code, type (SFR or town homes), rent, actual taxes, insurance, year built, square footage, # of bedrooms, # of bathrooms, asking price, lease expiry, Section 8/non-Section 8, and one exterior picture of the house. Based on the foregoing information we are able to verify whether the portfolio is in one of our target markets, assign housing classes based on year built, beds, baths, and pictures, sum actual tax and insurance expenses, and determine average rent for the portfolio. We can also determine from the above information the duration for current leases.

Once a portfolio has been identified as appropriate for acquisition based on our investment criteria it is subjected to a rigorous evaluation process. This process includes a multi-tiered investment committee process that examines the findings from the due diligence inquiry and confirms the portfolio in question is an appropriate investment for the company and its stockholders. The due diligence process includes case scenario financial modeling and sensitivity analysis, zip-code and neighborhood analysis, physical inspections by qualified engineers, broker price opinions (BPO) analysis to verify valuations are consistent with the purchase price, title and legal review, and finally property manager vetting and qualification.

Acquisition and Underwriting

We have developed a disciplined, efficient, and cost-effective process to acquire assets that meet or exceed our conservative underwriting criteria, a thorough due diligence process and financial return requirements. We acquire properties via portfolio purchases or in bulk sourced from our network discussed above. Once we have qualified potential portfolios for purchase based on our acquisition criteria, we proceed with discussions with the seller in negotiating and executing a letter of intent setting forth the general terms for the purchase. Once we have the letter of intent executed from the seller, we prepare documentation for review by our investment committee, including members of our executive management, where the entire initial underwriting is reviewed for approval. If and when approved, then we commence negotiation of the purchase contract with the seller and commence due diligence. Our acquisitions team continuously audits our underwriting assumptions, establishes property-specific business plans and tours and inspects each property before closing.

•	Professional BPO and valuation verification. During the preliminary underwriting phase we use Zillow and CMA analysis to arrive at valuations for market value. In addition, we utilize professional real estate firms to provide us with broker price opinions, or BPO, for valuations for each house. Each BPO is completed in a manner to ensure confidence in investment and pricing decisions. Two levels of technology-driven checks are used — data validation and a quality control rules engine — to identify duplicates and bring data together helping valuation professionals make accurate decisions. Each BPO is reviewed by staff analysts prior to delivery. This provides a final check against our valuation assumptions. We will only commence legal review of title and inspections if the valuation based on the BPOs are more than the total purchase price, otherwise we will endeavor to renegotiate the purchase price prior to incurring further due diligence costs.
•	Physical inspection and quality control. Once the professional BPOs have been received, and our existing valuation assumptions are proven correct, we utilize third-party professional engineers to conduct physical inspections of each house. The engineers provide us with reports based on the results of their inspections. These reports primarily focus on the following elements: site and pavements; structure; building envelope; mechanical, electrical and plumbing, or MEP; life safety; and interior. The reports also provide commentary regarding the tenant and the neighborhood.
•	Purchase and sale contract renegotiation. Once the inspection period has ended and all of the diligence has been reviewed, including title and legal review, if certain aspects of the contract require further attention, we will then renegotiate those aspects of the contract. These items may include valuation problems that require a price deduction, unexpected deferred maintenance that must be deducted from the price, or dropping properties due to quality or other issues.
•	Closing. Within 30 days of the end of the inspection period we will close on the transaction. All rents will be pro-rated, tenant leases converted, service contracts cancelled, and deposits and keys delivered.

Proactive Asset Management

Each time we acquire a portfolio of assets, we prepare portfolio specific budgets that provides clear instructions to, and parameters for, our asset management personnel. Michael P. Soni, our Senior Advisor of Investments, currently serves as our asset manager. We expect to hire additional asset managers and other asset management personnel as we continue to expand our operations. The asset management team’s primary responsibility will be to execute and adhere to these budgets. Our asset managers will utilize our property managers’ offices as required for meetings that will limit the need for regional offices and related expenses. Our asset managers will proactively manage the property managers to reduce expenses and implement customer retention plans to keep our tenants in place for longer periods to reduce turns, vacancy, releasing costs and increase stockholder returns. We also intend to hire third-party tax advisors to review and, if appropriate, appeal property tax bills every year to effectively manage our property tax expense.

The principal responsibilities of our asset management personnel will include:

•	Managing the budget for each asset and portfolios of assets. These budgets include occupancy goals, rent escalation objectives, asset improvements, leasing plans, return expectations, and recommendations as to which property management company to contract.
•	Managing the property managers. Asset managers will be responsible for training and managing the property managers. Asset managers will meet with each property manager to deliver and review the portfolios’ budgets to ensure that all parties who are involved in that portfolio understand our investment objectives and goals. Asset managers will meet or have a conference call monthly to review each property management report to help the property managers’ solve problems or issues.
•	Leasing. Asset managers will monitor occupancy for each portfolio on a weekly basis. Asset managers will be tasked to keep their respective portfolios leased at all times and ensure that tenants’ leases are being renewed prior to expiration. Asset managers will ensure that property managers maintain homes in rent-ready condition and begin the search for prospective tenants well before tenants vacate a property. Our property managers utilize a standard form lease that has been reviewed and approved by us. Each budget plan will outline the leasing terms under which leases can be approved.
•	Rent collection. Asset managers will monitor accounts receivable for each portfolio. In the event that tenants miss rent deadlines, the asset managers will follow up with the property managers to ensure that they have contacted the tenants to expedite the resolution of any issues.
•	Reporting. Asset managers will review property management reports for each portfolio on a monthly basis and prepare monthly asset management reports. Asset managers will use property management reports to ensure that the property managers adhere to the portfolio’s budget and provide recommendations that add value to the asset or portfolio. Asset managers will monitor occupancy, rent collection, expenses, insurance, maintenance and other cap-ex closely and will ensure that property managers take all necessary steps to keep budgets on track. Asset managers will meet quarterly with senior management to review the performance of each portfolio.
•	Disposition. Asset managers will review and consider all purchase offers we receive on any asset in our portfolio and then in turn provide the terms of the offer and their evaluation to senior management. In evaluating whether to sell any such asset, we will consider, among other things, tax considerations in respect of our qualification and compliance as a REIT, the capital appreciation of the asset, and the gain from the disposition. In the event proposed offers and dispositions are approved by us, our asset managers will sell houses through a listing process with instructions that are previously approved by us.

Property Management

We generally outsource our property management function to the existing property managers that are in place when we acquire a portfolio of assets. All of our properties are managed by third-party property managers, with the same property manager managing all of the properties that are located within the same metropolitan area. In obtaining these services, we first determine that these property managers can provide the services we need and operate under our oversight and within the budget developed specifically for that portfolio. Our property managers provide services to us pursuant to management agreements that provide for one-year terms and are mutually terminable with 30 days’ prior notice. For their services, we pay our property managers management fees ranging from 7 – 8% of gross rental receipts from the properties they manage plus leasing fees for renewing tenants and new tenants, as well as 50% of any late fees assessed on the tenants. Property managers assist us in executing the budgets we have developed for each portfolio they manage.

The principal responsibilities of our property managers include:

•	Leasing. Property managers monitor occupancy for each portfolio on a daily basis. Property managers are tasked to keep their respective portfolios leased at all times and will ensure that tenants’ leases are being renewed prior to expiration. Property managers will ensure that the homes they manage are maintained in rent-ready condition if vacated. Property managers serve as our local leasing agents if they are qualified and have a proven track record. Additionally, property managers are instructed to use their best efforts to encourage tenants to renew leases with annual rental increases. If the situation warrants we will approve and provide certain incentives such as free rent or minor improvements in an effort to encourage tenants to enter into leases more quickly and to enter into leases with longer lease terms.
•	Tenant retention. We regularly work with the property managers in implementing tenant retention programs. We believe that satisfied tenants will be more inclined to sign long-term leases and will provide a higher level of care for the property.
•	Rent collection. Property managers monitor accounts receivable for each portfolio on a daily basis. Property managers are instructed to contact tenants and collect late charges quickly if tenants do not make their payments on time. Property managers are tasked to expedite the resolution of any issues and will be able to provide certain tenants with payment options upon approval from asset management. Property managers are instructed to evict tenants, if necessary, in a socially responsible and ethical process that is adapted and appropriate for each market.
•	Regular home inspections. Property managers are required to perform drive-by inspections of all properties they manage and perform interior inspections every six months to ensure all homes are being well maintained by the tenants in order to avoid any serious and costly issues. Property managers document all interior inspections and submit photographs and focus on the property’s structure, foundation, roof, plumbing, furnace, water heaters, air conditioners, mechanical systems and appliances.
•	Reporting. Property managers prepare property management reports for each portfolio of assets that they manage to provide to the asset manager on a monthly basis. These reports focus on occupancy, rent collection, actual expenses incurred vs. budget, and cap-ex requirements/budgets.

•	Managing the tenant and vendor relationships. Property managers manage the tenant and vendor relationships for our company. We strive to ensure that each property manager adheres to our professional values, ethics, conduct and decorum when interacting with tenants and vendors on our behalf. We are committed to responsibility and responsiveness in providing landlord services to our tenants and endeavor to create and maintain positive relationships with our tenants and service providers.
•	Maintenance calls. Property managers field all maintenance calls. Property managers are empowered to hire vendors to address issues and are tasked to keep repair and/or maintenance costs within predefined and approved budgets. For items and actions that fall outside pre-approved expenditures, property managers are required to discuss with asset management to determine and take the appropriate action. Property managers are also required to respond to emergency calls.

Management Information Systems and Technology

We utilize currently available cloud-based management information systems that enable comprehensive tracking, management and control of all required functions within a cost-efficient and scalable environment as recommended by our select outside property management professionals. We believe that these tools facilitate effective and cost-efficient management of disparate assets, scale its platform, and sustain operating margins as we continue to grow. These systems enable management to comply with strict regulatory compliance and governance requirements and empower field personnel to respond autonomously within established corporate and budgetary parameters. Corporate email and business productivity tools are deployed under SaaS (software-as-a-service) licensing arrangements to eliminate hardware and maintenance costs while improving performance and reliability.

Competition

We face competition from many entities engaged in real estate investment activities, including individuals, other real estate investment companies, including large private and public REITs, and real estate limited partnerships. Our competitors may enjoy significant competitive advantages that result from, among other things, having substantially more available capital, a lower cost of capital and enhanced operating efficiencies. Further, the market for the rental of properties is highly competitive. We also face competition from new home builders, investors and speculators, as well as homeowners renting their properties.

Risk Management

We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our tenants, re-leasing of properties and competition for properties. We believe that the systems and processes developed by our experienced executive team since commencing our real estate investment operations in July 2012 will allow us to monitor, manage and ultimately navigate these risks.

Insurance

We maintain property and liability insurance coverage related to our SFR properties, and workers’ compensation coverage for our employees. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage is subject to substantial deductibles and carve outs, and we will be self-insured up to the amount of such deductibles and carve outs.

Legal Proceedings

As of the date of this prospectus, there are no pending legal proceedings to which we or our properties are subject, except for routine litigation incurred in the normal course of business.

Regulation

General

Our properties are subject to various covenants, laws and ordinances and certain of our properties are also subject to the rules of the various HOAs where such properties are located. We believe that we are in compliance with such covenants, laws, ordinances and rules, and we also require that our tenants agree to comply with such covenants, laws, ordinances and rules in their leases with us.

Fair Housing Act

The Fair Housing Act, or FHA, its state law counterparts and the regulations promulgated by HUD and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We believe that our properties are in substantial compliance with the FHA and other regulations.

Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See “Risk Factors — Risks Related to the Real Estate Industry Generally — Contingent or unknown liabilities could adversely affect our financial condition.”

REIT Qualification

We intend to elect to qualify as a REIT commencing with our taxable year ended December 31, 2016. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify as a REIT, we generally will not be subject to federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we fail to qualify as a REIT. Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income or property.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Employees

As of the date of this prospectus, we had three full-time employees. Additionally, Michael P. Soni, our Senior Advisor of Investments and our asset manager, provides full-time services to us on a consultancy basis.

Executive Offices

We maintain our executive offices in 3,200 square feet of leased office space located at 875 Prospect Street, Suite 304, La Jolla, California. The lease term is 64 months, expiring May 1, 2021. Monthly rent is $6,400, subject to annual step increases of approximately 3% commencing on February 1, 2017.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our Board of Directors, without stockholder approval. Any change to any of these policies by our Board of Directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our Board of Directors believes that it is advisable to do so and in our best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Securities Exchange Act of 1934, or the Exchange Act. We cannot assure you that our investment objective will be attained.

Investments in Real Estate

Upon the closing of this offering, we expect to conduct substantially all of our investment activities through our operating partnership and its subsidiaries. We invest principally in single-family homes and other assets related to the single-family housing sector in select markets in the United States that we believe exhibit housing, economic, demographic, employment and other characteristics that make investments in single-family homes as investment properties for rental attractive.

We will conduct our investment activities in a manner that is consistent with the requirements applicable to REITs for federal income tax purposes. We pursue our investment objective through the ownership by our operating partnership of our assets. Our management team identifies and negotiates acquisition and other investment opportunities, subject to the oversight of our Board of Directors. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income, although we generally target properties that we believe will generate income in the near term. No limits have been set on the concentration of our investments in any one geographic location or property type. We currently anticipate that our real estate investments will continue to be concentrated in single-family homes. We anticipate that, over time, our real estate investments will become more diversified in terms of geographic market, but we expect our assets to be concentrated in certain markets that exhibit the characteristics that support our business and investment strategy.

Purchase and Sale of Investments

We expect to invest in our properties primarily for generation of current income and long-term capital appreciation. Although we do not currently intend to sell our properties, we may deliberately and strategically dispose of assets in the future and redeploy funds into new acquisitions and development opportunities that align with our strategic objectives.

Issuance of Additional Securities

If our Board of Directors determines that obtaining additional capital would be advantageous to us, we may, without stockholder approval, issue debt or equity securities, including preferred stock and including causing our wholly-owned operating partnership to issue additional OP units, retain earnings (subject to the distribution requirements applicable to REITs for federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional common or preferred units, which will dilute the ownership interests of any other limited partners.

We may offer shares of our common stock or other debt or equity securities (including OP units) in exchange for cash, real estate assets or other investment targets and to repurchase or otherwise re-acquire shares of our common stock or other debt or equity securities. We expect to issue OP units primarily in exchange for real estate assets as the UPREIT structure of our operating partnership allows sellers of real estate assets to accept in return our OP units on a tax deferred basis. As of the date of this prospectus, we have not issued any OP units to any third parties. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our Board of Directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

Repurchase of Our Securities

We may repurchase shares of our common stock from time to time.

Reporting Policies

We file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC. We will continue to make our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports or statements available free of charge on our website at www.revenhousingreit.com, under “Investor Relations — SEC Filings,” as soon as reasonably practicable after we file these materials with, or furnish them to, the SEC.

MANAGEMENT

Executive Officers and Directors

Our Board of Directors consists of nine directors. Of these ten directors, we believe that nine, constituting a majority, are considered “independent” with independence being determined in accordance with the listing standards established by the NASDAQ Capital Market.

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Chad M. Carpenter	52	President, Chief Executive Officer and Chairman of the Board of Directors
Thad L. Meyer	56	Chief Financial Officer, Chief Operating Officer and Secretary
Jon Haahr	63	Director
Richard P. Imperiale	57	Director
Xiaofan Bai	34	Director
Xiaohang Bai	28	Director
Siyu Lan	39	Director
Christopher Gann	60	Director
Yifeng Huang	31	Director
Xinghua Wang	34	Director
Zhen Luo	34	Director

Set forth below is biographical information for each of our directors and executive officers.

Chad M. Carpenter has served as our President and Chief Executive Officer and as a member of our Board of Directors since July 2, 2012, and as the Chairman of our Board of Directors since August 29, 2012. Mr. Carpenter also served as our Chief Financial Officer from July 2, 2012 to December 26, 2013 and as our Secretary from July 2, 2012 to July 5, 2012. He has also served as the Chief Executive Officer of our subsidiaries, Reven Housing Georgia, LLC and Reven Housing Texas, LLC, since October 2012 and October 2013, respectively, and as Chief Executive Officer of our subsidiaries, Reven Housing Florida, LLC and Reven Housing Tennessee, LLC, since July 2014. Mr. Carpenter is the Chief Executive Officer and a member of the Board of Directors of Reven Capital, LLC (“Reven Capital”), a private real estate investment firm focused on opportunistic investing, positions he has held since he founded Reven Capital in January 2009. Mr. Carpenter oversees all aspects of Reven Capital’s operations and chairs all investment committees and boards for each of its funds. Prior to founding Reven Capital, Mr. Carpenter served in various executive officer capacities, including Chief Executive Officer and Chief Financial Officer, and a member of the investment committee of Equastone, LLC (“Equastone”) since he co-founded the company in 1994. Equastone was primarily engaged in the investment of office properties in the western and southern regions of the United States. Mr. Carpenter has been involved in over $2 billion in real estate transactions, with over 27 years of experience in real estate, investing, fund management, operations and brokerage across multiple property types. In addition, Mr. Carpenter has experience with international investments and the acquisition of distressed debt and related foreclosure. He is a frequent speaker on the topic of real estate investing and real estate capital markets. In 2005, Mr. Carpenter was selected as one of Real Estate Southern California’s “40 Under 40.” In 2007, he was a finalist for the Ernst & Young Entrepreneur of the Year Award in San Diego and was also chosen as one of the “20 Rising Stars of Real Estate” globally by Institutional Investor News. Mr. Carpenter also currently serves on the Board of Directors of Western Residential Opportunity Fund, LLC, and he was a member of the Board of Directors of Dahc Investments, Inc. from January 2009 to December 2012. Mr. Carpenter holds a Bachelor of Arts degree in Economics from the University of Southern California. We believe that Mr. Carpenter’s experience as President and Chief Executive Officer of Reven Housing REIT, Inc. and his many years of industry experience qualify him to be a member of our Board of Directors.

Jon K. Haahr has served as a member of our Board of Directors since July 5, 2012. Mr. Haahr is senior managing principal of Silver Portal Capital, LLC, an investment and merchant bank focusing exclusively on the real estate sector, which he founded in 2001. In this role, Mr. Haahr provides strategic and financial advice and capital formation services to real estate clients with interests in a wide range of commercial, healthcare and hospitality properties. Prior to founding Silver Portal, Mr. Haahr was co-head and managing director of real estate investment banking for Wachovia Securities from 1999 to 2000. Mr. Haahr founded and managed the Real Estate and Lodging Group at EVEREN Securities, Inc., the successor firm to Kemper Securities, from 1991 to 1999. Mr. Haahr also served on the board of directors of Clarion Partners Property Trust Inc. from June 2010 to July 2013 and as non-executive chairman of the board of directors of Genea Energy Partners, Inc. from April 2011 to August 2011. Other past board directorships include Great Lakes REIT, Inc. (NYSE: GL) and Arlington Hospitality, Inc. (NASDAQ: HOST). He also previously served as a Trustee of the James A. Graaskamp Center for Real Estate School at the University of Wisconsin in Madison. Mr. Haahr maintains a number of industry affiliations, including the Urban Land Institute, an industry association representing community builders and Pension Real Estate Association, an industry association for institutional real estate investors. Mr. Haahr is a certified public accountant and holds a Bachelor of Arts in Economics from Iowa State University in Ames and a Master of Business Administration from the University of Iowa in Iowa City. We believe that Mr. Haahr’s real estate investment banking experience, his prior experience on the board of directors of public and private companies, and his certified public accountant designation qualify him to be a member of our Board of Directors.

Richard P. Imperiale was appointed to our Board of Directors on June 13, 2017. Since 1984, Mr. Imperiale has served as President of the Uniplan Companies, a Milwaukee, Wisconsin based investment advisory holding company that, together with its affiliates, manages and advises over $2.5 billion in client accounts. Uniplan Companies was founded by Mr. Imperiale in 1984 and specializes in managing equity-income, REIT and micro cap specialty portfolios for clients. Mr. Imperiale started his career at the First Wisconsin National Bank (now U.S. Bank), where he served as a credit analyst from September 1979 to April 1982. In May 1982, Mr. Imperiale joined B.C. Ziegler & Company, a Midwest regional brokerage firm where he served as an Associate Portfolio Manager and was instrumental in the development of portfolio strategies for one of the first hedged municipal bond mutual funds in the country. Mr. Imperiale currently sits on the board of Retail Properties of America (RPAI: NYSE), a REIT that owns and operates a portfolio of high quality, strategically located shopping centers in the United States, and I-Select Fund, a St. Louis, Missouri based venture fund. Previously, Mr. Imperiale sat on the board of directors and was a member of the audit committee of Ellington Housing Inc., a single family rental REIT, which subsequently sold its single family homes to American Homes 4 Rent. Mr. Imperiale has authored several books on investing, including “Real Estate Investment Trusts: New Strategies for Portfolio Management”, published by John Wiley & Sons, 2002. In 2013 Mr. Imperiale was recognized by the National Association of Corporate Directors as a Board Leadership Fellow. Mr. Imperiale attended Marquette University Business School where he received a B.S. in Finance. We believe that Mr. Imperiale’s investment advisory and portfolio management experience qualify him to be a member of our Board of Directors.

Xiaofan Bai was appointed to our Board of Directors on September 27, 2013. He is currently the Director of Allied Fortune (HK) Management Ltd, which is a fund and asset management company focusing primarily in the real estate sector. In this role, Mr. Bai oversees all aspects of Allied Fortune’s operations and manages its investment funds and real assets. Prior to founding Allied Fortune in June 2012, Mr. Bai was the Senior Investment Manager in China Pacific Insurance Co., the third largest insurance company in China, from June 2011 to May 2012. Mr. Bai previously worked for the real estate investment banking team at Macquarie Bank, where he participated in deals in Australia, Hong Kong, China, Japan and the USA and was primarily responsible for due diligence, corporate valuation, negotiation and other investment banking activities. From March 2009 to April 2011, Mr. Bai worked in the Proprietary Trading Department of ShenYinWanGuo Securities Co. Mr. Bai holds a Bachelor’s Degree in Finance and a Master’s Degree in Accounting, both from the University of Sydney. We believe that Mr. Bai’s professional experience in investment banking, asset management and corporate management qualify him to be a member of our Board of Directors.

Siyu Lan was appointed to our Board of Directors on September 27, 2013. Ms. Lan has served as the Chief Financial Officer of Allied Fortune (HK) Management Ltd since August 2013. In this role, Ms. Lan oversees all company accounting practices and directs financial strategy, planning and forecasts. Prior to joining Allied Fortune, Ms. Lan worked for China Development Bank as a senior loan officer from March 2009 to June 2012. She has extensive experience in corporate lending, risk management, asset valuation and management accounting. Ms. Lan holds a Master of Accounting from the University of Sydney and an Investment & Finance degree from Macquarie University Australia. We believe that Ms. Lan’s professional experience in risk management and accounting qualify her to be a member of our Board of Directors.

Xiaohang Bai was appointed to our Board of Directors on September 27, 2013. Mr. Bai has served as the Chief Investment Officer of Allied Fortune (HK) Management Ltd since August 2013. In this role, Mr. Bai leads the research team on global equities and provides professional skills in asset management. Mr. Bai specializes in real estate stock investment and investment fund management. From June 2012 to August 2013, Mr. Bai served as an equity investment manager of Fanyu Investment Limited, a wholly-owned subsidiary of Allied Fortune. Mr. Bai is a FRM Part II candidate. He holds a Bachelor of Science degree in Finance from the Shanghai University of International Business and Economics and a Master of Science degree in Finance from Clark University. We believe that Mr. Bai’s professional experience relating to investments in global equities, especially in the real estate sector, qualify him to be a member of our Board of Directors.

Christopher Gann was appointed to our Board of Directors on November 3, 2014. Mr. Gann has served as a consultant to Nobel Environmental Technologies, a manufacturer of products using recycled paper stock, since November 2011. Mr. Gann served from April 2012 to May 2015 as Chief Executive Officer of Bullish Energy, LLC, a privately-held natural gas exploration and development company. From February 2008 to March 2009, Mr. Gann served as Chief Executive Officer of Genomatica, a chemical biotechnology company. From May 1981 to January 2008, Mr. Gann was employed by The Dow Chemical Co. (NYSE: DOW) at which he held various executive level positions. Mr. Gann has a Bachelor’s Degree in Business from Universidad Nacional Autonoma de Mexico, where he graduated first in his class, and holds a Masters Degree in Economics from the Universidad de las Americas. We believe that Mr. Gann’s professional experience as a senior executive officer of business enterprises qualify him to be a member of our Board of Directors.

Yifeng Huang was appointed to our Board of Directors on November 3, 2014. Mr. Huang has served a Director of Peninsula Shanghai Limited, which is engaged in the business of hotel management, since July 2012. Mr. Huang has also served as General Manager of Business Development of Greenland HK, which is engaged in the business of property development, since September 2012. From August 2010 to August 2012, Mr. Huang was employed by Morgan Stanley as an investment banker, and from 2009 to July 2010 Mr. Huang served as a financial analyst for JP Morgan. We believe that Mr. Huang’s professional experience in investment banking, property development and hotel management qualify him to be a member of our Board of Directors.

Xinghua Wang was appointed to our Board of Directors on November 3, 2014. Mr. Wang has served as the China regional financial controller of Otis, the world’s leading manufacturer of elevators, escalators and moving walkways, since June 2016. Prior to joining Otis, Mr. Wang had been employed by Deloitte Touche Tohmatsu CPA LLP since 2005, most recently as Senior Audit Manager since 2014, pursuant to which he managed audits of international companies, including corporations listed on the Nasdaq Stock Market and New York Stock Exchange. Mr. Wang is a certified public accountant licensed by the State of Alaska and a member of the Chinese Institute of Certified Public Accountants. Mr. Wang received a Bachelor’s Degree in Science from Shanghai Jiatong University in China. We believe that Mr. Wang’s prior experience as an audit manager of an international PCAOB member firm and his certified public accountant designation qualify him to be a member of our Board.

Zhen Luo was elected to our Board on January 20, 2017. Since May 2010, Mr. Luo has served as general manager of Shanghai Huazhou Real Estate Development, a Shanghai-based real estate development company. He also worked for Tishman Speyer from 2008 to 2010 and for Grosvenor Limited from 2006 to 2008, each of which are real estate development companies. Mr. Luo holds degrees in Economics from the University of York and Finance and Real Estate Economics from London School of Economics and Political

Science. We believe that Mr. Luo’s extensive professional experience in real estate development and investing qualify him to be a member of our Board.

Thad L. Meyer has served as our Secretary since October 30, 2013, as our Chief Financial Officer since December 26, 2013, and as our Chief Operating Officer since April 17, 2014. Mr. Meyer is President of Alliance Turnaround Management, Inc., a position he has held since November 2002. Alliance Turnaround Management is a problem resolution firm that specializes in distressed real estate opportunities. Since February 2009, Mr. Meyer has also served as the Chief Financial Officer of Reven Capital. From March 2011 to April 2013, Mr. Meyer served as principal and Chief Operating Officer of Southern California Investors, Inc., a firm specializing in the acquisition, improvement and sale of distressed single-family homes. Additionally, from November 2004 to February 2009, Mr. Meyer served as the Chief Financial Officer of Equastone. Mr. Meyer is a Certified Public Accountant, Certified Turnaround Professional, and a California Real Estate Broker. Mr. Meyer holds a Bachelor of Science degree in Accounting from Colorado State University.

Family Relationships

Mr. Xiaofan Bai and Mr. Xiaohang Bai are cousins. Mr. Xiaofan Bai and Ms. Siyu Lan are married. There are no other family relationships between any of our directors and executive officers.

Additional Information About Our Board of Directors

The number of members of our Board of Directors will be determined from time to time by resolution of our Board of Directors. Our Board of Directors currently consists of ten persons. Our directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Our directors are recommended for nomination each year by our Nominating and Corporate Governance Committee of our Board of Directors.

We are subject to the rules of the NASDAQ Capital Market. Generally, these rules require a majority of directors serving on our Board of Directors to meet standards of independence. Our Board of Directors has determined that all of our directors, with the exception of Mr. Carpenter, meet the independence standards of the NASDAQ Capital Market. Our independent directors meet regularly in executive sessions without members of management present.

Our Board of Directors believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and a dedication to enhancing stockholder value.

Committees of Our Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each of these committees consists of three members, all of whom are “independent” directors in accordance with the listing standards established by the NASDAQ Capital Market. Each of our board committees is subject to a charter that complies with current SEC and NASDAQ rules relating to corporate governance matters.

Audit Committee

The Audit Committee, which is composed of Christopher Gann, Jon Haahr, and Xinghua Wang and for which Mr. Gann currently serves as the Chairman, assists our Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our Board of Directors has affirmatively determined that each of the Audit Committee members meets the definition of “independent director” for purposes of the NASDAQ Capital Market rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our Board of Directors has also determined that Mr. Wang qualifies as an “audit committee financial expert” under SEC rules and regulations and that each of the other members of the Audit Committee is financially literate within the meaning of Rule 10A-3.

Compensation Committee

The Compensation Committee, which is composed of Messrs. Xiaofan Bai, Xiaohang Bai and Jon Haahr, and for which Mr. Xiaofan Bai currently serves as the Chairman, approves all compensation for our executive officers and otherwise supports our Board of Directors in fulfilling its oversight responsibilities relating to senior management and director compensation, including the administration of our 2012 Plan, and reviews compensation received by directors for service on our Board of Directors and its committees. Our Board of Directors has determined that each of the members of our Compensation Committee satisfies the NASDAQ Capital Market’s independence standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee, which is composed of Messrs. Xiaofan Bai, Xiaohang Bai and Jon Haahr and for which Mr. Xiaofan Bai currently serves as the Chairman, assists our Board of Directors in identifying and recommending candidates to fill vacancies on our Board of Directors and for election by the stockholders, recommending committee assignments for directors, overseeing our Board of Directors’ annual evaluation of the performance of our Board of Directors, its committees and individual directors, and developing and recommending to our Board of Directors appropriate corporate governance policies, practices and procedures for our company. In addition, our Nominating and Corporate Governance Committee is responsible for periodically reviewing our conflicts of interest policies and reviewing with management our procedures for implementing and monitoring compliance with our conflicts of interest policies. Our Board of Directors has determined that each of the members of our Nominating and Corporate Governance Committee satisfies the NASDAQ Capital Market’s independence standards.

Code of Ethics

Our Board of Directors has adopted a code of ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. Among other matters, our code of ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;
•	full, fair, accurate, timely and understandable disclosure in our reports filed with the SEC and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.

Any waiver of the code of ethics for our executive officers, directors or employees may be made only by our Board of Directors or a committee of our Board of Directors and will be promptly disclosed as required by law or stock exchange regulations.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification applicable to our directors, executive officers and, in certain circumstances, employees, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Directors’ and Officers’ Liability Insurance

We have obtained directors’ and officers’ liability insurance insuring our directors and officers against liability for acts or omissions in their capacities as directors or officers. We have entered into indemnification agreements with key officers and directors, and such persons shall also have indemnification rights under applicable laws, and our charter and bylaws. For additional information, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Directors’ and Officers’ Liability and Indemnification.”

Interests in Our Investments

We are permitted to make or acquire investments in which our directors, officers or stockholders or any of our or their respective affiliates have direct or indirect pecuniary interests. However, any such transaction in which our directors or any of their respective affiliates has any interest would be subject to the restrictions and procedures described below in “Certain Relationships and Related Party Transactions — Conflicts of Interests Policies.”

Board Leadership Structure

Mr. Carpenter has served as our Chief Executive Officer since July 2012 and as our Chairman of the Board since August 2012. While we do not have a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined, our Board of Directors has determined that at this time it is appropriate for the Chairman and the Chief Executive Officer to be the same individual. The Board of Directors has also determined, for the reasons set forth herein, that a lead independent director is not necessary and has not appointed one at this time. In making these determinations, the Board of Directors considered the relative size of the Company, the size of the Board of Directors and the fact that all remaining members of the Board of Directors are independent directors. The Board believes that having a combined role, considering the Company’s size, enhances the ability to provide insight and direction on important strategic initiatives to both management and the Board, and to ensure that they act with a common purpose. We also believe that our overall corporate governance policies and practices adequately address any governance concerns raised by the dual Chief Executive Officer and Chairman role. Separating the roles would potentially result in less effective management and governance processes through undesirable duplication of work and, in worst case, lead to a blurring of the current clear lines of accountability and responsibility.

Role of the Board in Risk Oversight

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors administers this oversight function directly, with support from its three standing committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, each of which will address risks specific to its respective areas of oversight. In particular, our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our Nominating and Corporate Governance Committee monitors all current and proposed property investments, evaluates the performance of such investments, monitors the effectiveness of our corporate governance guidelines, including whether they are able to prevent illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Involvement in Certain Legal Proceedings

To our knowledge, during the past ten years, no present or former director or executive officer of our company: (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing; (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; (4) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described above, or to be associated with persons engaged in any such activity; (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended or vacated; (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated; (7) was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any Federal or State securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (8) was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

The following table sets forth the compensation awarded to, earned by or paid to our chief executive officer and our two other highest paid executive officers for the years ended December 31, 2016 and 2015.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards		Option Awards	Nonequity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Chad M. Carpenter CEO(1)	2016	$252,000	$80,000							$332,000
	2015	$240,000	$67,825	$52,175	(3)					$360,000
Thad L. Meyer CFO, COO(2)	2016	$220,500	$80,000							$300,500
	2015	$210,000	$56,250	$43,480	(3)					$309,730

(1)	Mr. Carpenter received monthly salary payments of $21,000 during 2016 and $20,000 during 2015 in accordance with his employment agreement. Commencing January 1, 2017, Mr. Carpenter has received monthly salary payments of $23,100 in accordance with that agreement.
(2)	Mr. Meyer has served as our CFO since December 26, 2013 and as our COO since April 17, 2014. Mr. Meyer received monthly salary payments of $18,375 during 2016 and $17,500 during 2015. Commencing January 1, 2017, Mr. Meyer has received monthly salary payments of $21,175.
(3)	Our compensation committee awarded Mr. Carpenter and Mr. Meyer restricted share grants of 10,435 shares and 8,696 shares, respectively, of our common stock. The dollar values of the share grants reflect the grant date fair value computed in accordance with FASB ASC Topic 718. The shares vest in equal one-third annual installments commencing January 1, 2017.

Narrative Disclosure to Summary Compensation Table

Chad M. Carpenter

Mr. Carpenter has served as our President, Chief Executive Officer and director since July 2, 2012, and as Chairman since August 29, 2012. On March 4, 2013, we entered into an employment agreement with Mr. Carpenter in connection with Mr. Carpenter’s services as our Chief Executive Officer. The employment agreement provides for an initial term of five years and automatically renews for successive two-year terms, unless we or Mr. Carpenter elects not to renew. Under the employment agreement, effective as of the date we have received at least $10 million of capital (net of taxes and expenses), Mr. Carpenter is entitled to begin receiving an annual base salary of $240,000. As of September 2013, we reached that benchmark, and Mr. Carpenter began receiving salary payments pursuant to the employment agreement. Mr. Carpenter received monthly salary payments of $20,000 during 2015 and $21,000 during 2016 in accordance with that agreement. In December 2016, our compensation committee approved an increase of Mr. Carpenter’s monthly salary to $23,100 commencing January 1, 2017.

Mr. Carpenter will be entitled to bonuses ranging from 50% to 200% of his base salary based on the satisfaction of performance criteria to be established by the Compensation Committee of our Board of Directors. Mr. Carpenter will also be entitled to participate in any benefit plans or other incentive plans that may be offered by us to employees and executives and will be eligible to receive stock options and other equity awards under our Amended and Restated 2012 Incentive Compensation Plan (the “2012 Plan”), as determined by the Board. In the event that Mr. Carpenter’s employment is terminated by us without cause, Mr. Carpenter leaves for good reason as specified in the employment agreement or the employment agreement is not extended by us without cause or by Mr. Carpenter for good reason, then Mr. Carpenter will be entitled to receive a severance payment equal to two times the sum of his annual base salary and target bonus plus a lump-sum payment equal to the greater of 1% of the value of our company at the time of notice of termination or $2,000,000, less any gross amounts received or realized by Mr. Carpenter in respect of any stock options or equity awards granted to him during the term his employment. Mr. Carpenter will also be entitled to the severance payment if his employment is terminated by us without cause or by Mr. Carpenter for good reason during the 18-month period following a change in control of our company. In addition, on each anniversary of Mr. Carpenter’s employment, our Compensation Committee shall undertake a compensation review of comparable public companies in order to determine the amount of any increases to Mr. Carpenter’s base salary, based on competitive compensation of chief executive officers at such comparable public companies, which amount should be consistent with at least the fiftieth (50%) percentile of such comparable compensation.

On October 16, 2014, we granted to Mr. Carpenter 275,000 shares of our common stock pursuant to a Restricted Stock Agreement. Pursuant to the agreement, all 275,000 shares are subject to vesting and risk of forfeiture based on our ability to achieve certain milestones, provided that Mr. Carpenter remains in our service as an employee, director or consultant as of the date of such milestone, as follows:

•	68,750 shares vested upon our consummation of an equity raise of at least $25 million (or any lesser amount raised in a public offering), which was satisfied upon the completion of our 2016 public offering;
•	82,500 shares shall vest upon the earlier to occur of (i) the date we consummate an equity raise of at least an additional $50 million (in addition to the equity capital raised in the first vesting event above) or (ii) the date we consummate portfolio acquisitions in the aggregate amount of $100 million measured from August 1, 2014;
•	96,250 shares shall vest upon the earlier to occur of (i) the date we consummate an equity raise of at least an additional $150 million (in addition to the equity capital raised in the first two vesting events above) or (ii) the date we consummate portfolio acquisitions in the additional aggregate amount of $300 million (in addition to the portfolio acquisitions referred to in the second vesting event above) measured from August 1, 2014; and
•	27,500 shares shall vest upon the date we make cash distributions to stockholders at a rate of at least $0.20 per share annualized over any four consecutive quarters.

For vesting conditions relating to equity raises, any equity capital acquired by us from, or by way of introductions made by, our Director and controlling beneficial owner, Xiaofan Bai, or his affiliates shall not be counted towards the dollar thresholds. In the event of a change in control of our company, all unvested shares shall immediately vest as of the date of the change in control.

In February 2016, we granted to Mr. Carpenter 10,435 shares of our common stock pursuant to a restricted stock agreement as part of his 2015 compensation. The shares are subject to vesting and risk of forfeiture based on Mr. Carpenter’s continued service to our company on each of the vesting dates. The shares vest in equal one-third annual installments commencing January 1, 2017.

Thad L. Meyer

On April 17, 2014, we entered into an employment agreement with Thad L. Meyer in connection with Mr. Meyer’s services as our Chief Financial Officer, Chief Operating Officer, and Secretary. The employment agreement provides for an initial term of five years and automatically renews for successive two-year terms, unless we or Mr. Meyer elects not to renew. Under the employment agreement, Mr. Meyer received monthly salary payments of $17,500 during 2015 and $18,375 during 2016. In December 2016, our compensation committee determined to increase Mr. Meyer’s monthly salary under the agreement to $21,175 commencing January 1, 2017. Mr. Meyer will be entitled to bonuses ranging from 50% to 200% of his base salary based on the satisfaction of performance criteria to be established by the Compensation Committee of the Board of Directors. Mr. Meyer will also be entitled to participate in any benefit plans or other incentive plans that may be offered by us to employees and executives and will be eligible to receive stock options and other equity awards under our 2012 Plan, as determined by the Board. In the event that Mr. Meyer’s employment is terminated by us without cause or Mr. Meyer leaves for good reason as specified in the employment agreement, then Mr. Meyer will be entitled to receive a severance payment equal to the sum of his annual base salary and target bonus. Mr. Meyer will also be entitled to the severance payment if his employment is terminated by us without cause or by Mr. Meyer for good reason during the 12-month period following a change in control of our company. Furthermore, we have agreed to reimburse Mr. Meyer for all reasonable expenses actually paid or incurred by him during the term of his employment in the course of and pursuant to the business of our company. The employment agreement also binds Mr. Meyer to a standard non-competition covenant for the term of the agreement plus the one-year period immediately following termination of his employment.

On October 16, 2014, we granted to Mr. Meyer 100,000 shares of our common stock pursuant to a Restricted Stock Agreement. Pursuant to the agreement, all 100,000 shares are subject to vesting and risk of forfeiture based on our ability to achieve certain milestones, provided that Mr. Meyer remains in our service as an employee, director or consultant as of the date of such milestone, as follows:

•	25,000 shares vested upon our consummation of an equity raise of at least $25 million (or any lesser amount raised in a public offering), which was satisfied upon the completion of our 2016 public offering;
•	30,000 shares shall vest upon the earlier to occur of (i) the date we consummate an equity raise of at least an additional $50 million (in addition to the equity capital raised in the first vesting event above) or (ii) the date we consummate portfolio acquisitions in the aggregate amount of $100 million measured from August 1, 2014;
•	35,000 shares shall vest upon the earlier to occur of (i) the date we consummate an equity raise of at least an additional $150 million (in addition to the equity capital raised in the first two vesting events above) or (ii) the date we consummate portfolio acquisitions in the additional aggregate amount of $300 million (in addition to the portfolio acquisitions referred to in the second vesting event above) measured from August 1, 2014; and
•	10,000 shares shall vest upon the date we make cash distributions to stockholders at a rate of at least $0.20 per share annualized over any four consecutive quarters.

For vesting conditions relating to equity raises, any equity capital acquired by us from, or by way of introductions made by, our Director and controlling beneficial owner, Xiaofan Bai, or his affiliates shall not be counted towards the dollar thresholds. In the event of a change in control of our company, all unvested shares shall immediately vest as of the date of the change in control.

In February 2016, we granted to Mr. Meyer 8,696 shares of our common stock pursuant to a restricted stock agreement as part of his 2015 compensation. The shares are subject to vesting and risk of forfeiture based on Mr. Meyer’s continued service to our company on each of the vesting dates. The shares vest in equal one-third annual installments commencing January 1, 2017.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2016

	Stock awards
Name	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Chad M. Carpenter, CEO	—	—	216,685	(1)	$1,170,099	(2)
Thad L. Meyer, CFO	—	—	83,696	(1)	$451,958	(2)

(1)	Represents (i) 206,250 and 75,000 shares granted to Mr. Carpenter and Mr. Meyer, respectively, in October 2014 and (i) 10,435 and 8,696 shares granted to Mr. Carpenter and Mr. Meyer, respectively, in February 2016. All of the shares were subject to vesting and risk of forfeiture as of December 31, 2016. As of the date of this prospectus, 3,478 of Mr. Carpenter’s shares and 2,899 of Mr. Meyer’s shares have vested. Please see the narrative discussion of the officer’s compensation arrangements located above for the terms of the share grant and vesting conditions.
(2)	Market value is based on the last sale price of our common shares on December 30, 2016 in the amount of $5.40 per share.

Compensation of Non-Employee Directors

During the year ended December 31, 2014, we issued an aggregate of 48,750 shares of restricted stock awards pursuant to our 2012 Plan to certain non-employee members of our Board of Directors for their services through March 31, 2014. Additionally for the period from March 31, 2014 to December 31, 2014, our Board of Directors received additional fees totaling a combined $180,000 for their services on our Board of Directors. The non-employee members of our Board of Directors received for their services total annual fees of $340,000 for the year ended December 31, 2016 in addition to reimbursement for our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at meetings of our Board of Directors and its committees.

In reviewing the table below, please note that Zhen Luo and Richard P. Imperiale did not join our Board of Directors until January 2017 and June 2017, respectively.

2016 Director Compensation Table

Name	Fees Earned	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	All Other Compensation	Total
Jon Haahr	$80,000	—	—	—	—	—	$80,000
Xiaofan Bai	$100,000	—	—	—	—	—	$100,000
Xiaohang Bai	$40,000	—	—	—	—	—	$40,000
Siyu Lan	$15,000	—	—	—	—	—	$15,000
Christopher Gann	$50,000	—	—	—	—	—	$50,000
Yifeng Huang	$15,000	—	—	—	—	—	$15,000
Xinghua Wang	$40,000	—	—	—	—	—	$40,000
Zhen Luo	—	—	—	—	—	—	—
Richard P. Imperiale	—	—	—	—	—	—	—

Summary of the Amended and Restated 2012 Incentive Compensation Plan

In December 2013, we adopted, and our stockholders approved, the 2012 Plan, pursuant to which 1,650,000 shares of our common stock are reserved for issuance as grants of options or other awards to officers, directors, employees, consultants and other persons who provide services to us or any related entity. The 2012 Plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and restricted stock units (rights to receive, in cash or stock, the market value of one share of our common stock). Incentive stock options may be granted only to employees. Under the 2012 Plan, options may be granted at an exercise price greater than or equal to the market value at the date of the grant, and for owners of 10% or more of the voting shares, at an exercise price of not less than 110% of the market value. Awards are exercisable over a period of time as determined by a committee designated by the Board of Directors, but in no event longer than ten years. We have granted 496,359 shares under the 2012 Plan as of March 31, 2017.

Purpose

The purpose of the 2012 Plan is to help us attract, retain, focus and motivate our executives and other key employees, directors, consultants and advisors by offering participants the opportunity to acquire or increase a proprietary interest in our company. The 2012 Plan is administered by our Compensation Committee. The Compensation Committee has full discretionary authority to administer the 2012 Plan, including but not limited to the authority to: (i) interpret the provisions of the 2012 Plan; (ii) prescribe, amend and rescind rules and regulations relating to the 2012 Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the 2012 Plan, any award or any award agreement in the manner and to the extent it deems desirable to carry the 2012 Plan or such award into effect; and (iv) make all other determinations necessary or advisable for the administration of the 2012 Plan. All Compensation Committee determinations will be made in the sole discretion of the Compensation Committee and are final and binding on all interested parties.

Number and Sources of Shares

An aggregate of 1,650,000 shares of our common stock have been reserved for issuance under the 2012 Plan, all of which may be issued upon the exercise of incentive stock options. As of the date of this prospectus, we have not granted any options under the 2012 Plan. The number of shares reserved for issuance under the 2012 Plan is reduced by the maximum number of shares, if any, that may be payable under an award as determined on the date of the grant of the award. If (i) an award granted under the 2012 Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award (whether due currently or on a deferred basis); (ii) it is determined during or at the conclusion of the term of an award granted under the 2012 Plan that all or some portion of the shares with respect to which the award was granted will not be issuable, or that other compensation with respect to shares covered by the award will not be payable on the basis that the conditions for such issuance will not be satisfied; (iii) shares are forfeited under an award; or (iv) shares are tendered to satisfy the exercise price of an award or federal, state or local tax withholding obligations, then such shares will be credited to the 2012 Plan’s reserve and may again be used for new awards under the 2012 Plan.

Eligibility

Incentive stock options may only be granted to our and our subsidiaries’ employees. All other awards may be granted to our and our subsidiaries’ employees, officers, directors and key persons (including consultants and prospective employees).

Amendment or Termination of the 2012 Plan

The 2012 Plan terminates on the earlier of August 29, 2022 or when all shares reserved for issuance under the 2012 Plan have been issued, subject to our Board of Directors’ right to terminate the 2012 Plan at any time. In addition, our Board of Directors may amend the 2012 Plan at any time, except our stockholders must approve any amendment to the 2012 Plan not later than the annual meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation or the listing requirements of any principal securities exchange or market on which our common stock is then traded. The 2012 Plan authorizes the Compensation Committee to amend any outstanding option and/or stock appreciation right to reduce the exercise price or grant price without the approval of our stockholders. In addition, the Compensation Committee shall be authorized to cancel outstanding options and/or stock appreciation rights and grant in replacement awards having a lower exercise price without the approval of our stockholders. The Compensation Committee generally may modify, amend or cancel any award or waive any restrictions or conditions applicable to any award or the exercise of the award. Any modification or amendment that materially diminishes the rights of the participant or any other person who may have an interest in the award, or that cancels any award, will be effective only if agreed to by that participant or other person.

The authority of the Compensation Committee to terminate or modify the 2012 Plan or awards will extend beyond the termination date of the 2012 Plan. In addition, termination of the 2012 Plan will not affect the rights of participants with respect to awards previously granted to them, and all unexpired awards will continue in force after termination of the 2012 Plan except as they may lapse or be terminated by their own terms and conditions.

Options and Stock Appreciation Rights

Under the 2012 Plan, the Compensation Committee has the authority to grant stock options and to determine all terms and conditions of each stock option including but not limited to whether the option is an “incentive stock option” which meets the requirements of Section 422 of the Code, or a “nonqualified stock option” which does not meet the requirements of Section 422 of the Code. A stock option gives the participant the right to purchase shares of our common stock at a fixed price, called the “option price,” after the vesting conditions of the option are met and prior to the date the option expires or terminates. The Compensation Committee fixes the option price per share of common stock, which may not be less than the fair market value of the common stock on the date of grant. The Compensation Committee determines the expiration date of each option, but the expiration date cannot be later than 10 years after the grant date. Options are exercisable at such times and are subject to such restrictions and conditions as the Compensation Committee deems necessary or advisable. The stock option exercise price is payable to us in full upon exercise.

Pursuant to the 2012 Plan, the Compensation Committee has the authority to grant stock appreciation rights. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of common stock during a specified period of time. The 2012 Plan provides that the Compensation Committee determines all terms and conditions of each stock appreciation right, including, among other things: whether the stock appreciation right is granted independently of a stock option or relates to a stock option; a grant price that is not less than the fair market value of the common stock subject to the stock appreciation right on the date of grant; a term that must be no later than 10 years after the date of grant; and whether the stock appreciation right will settle in cash, common stock or a combination of the two.

The specific terms and conditions of a participant’s option or stock appreciation right will be set forth in an award agreement delivered to the participant.

Performance and Stock Awards

Pursuant to the 2012 Plan, the Compensation Committee has the authority to grant awards of restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of common stock. Performance shares means the right to receive shares of common stock to the extent performance goals are achieved. Performance unit means the right to receive a payment valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of common stock, to the extent performance goals are achieved.

The Compensation Committee determines all terms and conditions of these types of awards, including, among other things: whether performance goals need to be achieved for the participant to realize any portion of the benefit provided under the award; whether the restrictions imposed on restricted stock or restricted stock units will lapse, and any portion of the performance goals subject to an award will be deemed achieved, upon a participant’s death, disability or retirement; the length of the vesting and/or performance period and, if different, the date on which payment of the benefit provided under the award is made; with respect to performance units, whether to measure the value of each unit in relation to a designated dollar value or the fair market value of one or more shares of common stock; and, with respect to restricted stock units and performance units, whether the awards settle in cash, in shares of common stock, or in a combination of the two.

The specific terms and conditions of a participant’s award of restricted stock, restricted stock units, performance shares or performance units will be set forth in an award agreement delivered to the participant.

Other Stock-Based Awards

The Compensation Committee has the authority to grant other types of awards, which may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, shares of common stock, either alone or in addition to or in conjunction with other awards, and payable in shares of common stock or cash. Such awards may include shares of unrestricted common stock, which may be awarded, without limitation (except as provided in the 2012 Plan), as a bonus, in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or upon the attainment of performance goals or otherwise, or rights to acquire shares of our common stock from us. The Compensation Committee determines all terms and conditions of the award, including the time or times at which such award is made and the number of shares of common stock to be granted pursuant to such award or to which such award relates. Any award that provides for purchase rights must be priced at 100% of the fair market value of our common stock on the date of the award.

The specific terms and conditions of a participant’s award will be set forth in an award agreement or another document delivered to the participant.

Per Participant Award Limits

Subject to the adjustment provisions of the 2012 Plan, no participant may be granted awards that could result in such participant:

(i)	receiving options for, and/or stock appreciation rights with respect to, more than 500,000 shares during any fiscal year;
(ii)	receiving awards of restricted stock and/or restricted stock units, and/or other stock-based awards, relating to more than 500,000 shares during any fiscal year;
(iii)	receiving awards of performance shares, and/or awards of performance units the value of which is based on the fair market value of shares, for more than 500,000 shares during any fiscal year; or
(iv)	receiving awards of performance units the value of would pay more than (a) $2,500,000 to the participant during any single fiscal year or (b) $5,000,000 to the participant with respect to any performance period greater than 12 months.

Performance Goals

Awards may be made contingent on the achievement of performance goals. Performance goals include any goals the Compensation Committee establishes that relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: earnings per share; revenues or margins; cash flow; operating margin; return on net assets, investment, capital, or equity; economic value added; direct contribution; net income; pretax earnings; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income or income from operations; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of our company; working capital; management of fixed costs or variable costs; identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; total shareholder return; debt reduction; market share; entry into new markets, either geographically or by business unit; tenant retention and satisfaction; strategic plan development and implementation, including turnaround plans; and/or the fair market value of a share of our common stock. Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Compensation Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of companies that are comparable to our company. In determining the achievement of the performance goals, unless otherwise specified by the Compensation Committee at the time the performance goals are set, the Compensation Committee shall exclude the impact of any (i) restructurings, discontinued operations, extraordinary items (as defined pursuant to generally accepted accounting principles), and other unusual or non-recurring charges, (ii) event either not directly related to the operations of our company or not within the reasonable control of management, (iii) change in accounting standards required by generally accepted accounting principles; or (iv) such other exclusions or adjustments as the Compensation Committee specifies at the time the award is granted.

Effect of a Change in Control

If we experience a “change in control,” as defined in the 2012 Plan, then, unless otherwise expressly provided in an award agreement or another contract, or under the terms of a transaction constituting a change in control, the Compensation Committee may, in its discretion, provide that:

•	Any outstanding award (or portion thereof) will vest or be earned on an accelerated basis in connection with the change in control or a subsequent termination;
•	Shares or other securities of the surviving corporation or any successor corporation, or a parent or subsidiary thereof, will be substituted for shares subject to any outstanding award, in which event the aggregate purchase or exercise price, if any, of such award, or portion thereof, will remain the same; and/or
•	Any outstanding award, or portion thereof, will be converted into a right to receive cash or other property upon or following the consummation of the change in control in an amount equal to the value of the consideration to be received by holders of shares of our common stock in connection with the transaction for one share, less the per share purchase or exercise price of such award, if any, multiplied by the number of shares subject to such award, or portion thereof.

Equity Compensation Plan Information

As of the date of this prospectus, we have not granted any options under our 2012 Plan nor have we granted any non-Plan options. We have granted 496,359 shares in restricted stock awards of shares of our common stock under our 2012 Plan. As of the date of this prospectus, 1,153,641 shares of our common stock initially reserved for issuance under our 2012 Plan remain available for future issuance to employees, directors, consultants, and other service providers. The following table sets forth certain information as of December 31, 2016 about our 2012 Plan and the non-Plan options.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity compensation plans approved by security holders	—	N/A	1,153,641
Equity compensation plans not approved by security holders	—	N/A	-0-
Total	—	N/A	1,153,641

(1)	Does not reflect the 496,359 restricted stock units granted pursuant to our 2012 Plan.

PRINCIPAL STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock, as of the date of this prospectus:

•	All of our current directors and executive officers, individually;
•	All of our current directors and executive officers, as a group; and
•	All persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 10,734,025 shares of our common stock outstanding as of the date of this prospectus. The SEC has defined “beneficial ownership” to mean more than ownership in the usual sense. For example, a person has beneficial ownership of a share not only if he owns it in the usual sense, but also if he has the power (solely or shared) to vote, sell or otherwise dispose of the share. Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of the date of this prospectus, pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise noted, the address of the following persons listed below is c/o Reven Housing REIT, Inc., 875 Prospect Street, Suite 304, La Jolla, California 92037.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned Prior to the Offering(1)	Percentage Beneficially Owned After the Offering(2)
5% Owners:
King Apex Group Holdings II Limited(3)	1,865,740	17.4%	9.0%
King Apex Group Holdings III Limited(3)	1,865,740	17.4%	9.0%
King Apex Group Holdings IV Limited(3)	2,150,000	20.0%	10.7%
Executive Officers and Directors:
Chad M. Carpenter(4)	863,838	8.0%	4.1%
Jon Haahr(5)	49,770	*	*
Richard P. Imperiale	—	—	—
Xiaofan Bai(6)	5,890,855	54.9%	28.4%
Xiaohang Bai	4,375	*	*
Siyu Lan	1,875	*	*
Christopher Gann(7)	100,000	*	*
Yifeng Huang	—	—	—
Xinghua Wang	—	—	—
Thad L. Meyer(8)	109,196	1.0%	*
Zhen Luo	980,000	9.1%	4.7%
All executive officers and directors as a group (ten persons)	7,999,909	74.5%	38.6%

*	Less than one percent.
(1)	Assumes 10,734,025 shares of common stock are outstanding prior to the offering.
(2)	Assumes 20,734,025 shares of common stock are outstanding immediately following completion of the offering of 10,000,000 shares of common stock.
(3)	Address is 3/F, 169 Yuanmingyuan Road, Shanghai, China.
(4)	Includes 163,044 shares underlying common stock purchase warrants held by Mr. Carpenter exercisable as of January 1, 2014. Also, includes 285,435 shares issued pursuant to restricted stock agreements between us and Mr. Carpenter, of which 216,685 shares are subject to vesting.

(5)	Mr. Haahr’s address is c/o Silver Portal Capital, LLC, 12265 El Camino Real, Suite 230, San Diego, California 92130.
(6)	Includes 1,865,740 shares held of record by King Apex Group Holdings II Limited, 1,865,740 shares held of record by King Apex Group Holdings III Limited, and 2,150,000 shares held of record by King Apex Group Holdings IV Limited. Mr. Bai is the Director of the three funds and has dispositive and voting control with respect to the shares held thereby. Mr. Bai disclaims beneficial ownership of 1,044,815 shares held of record by King Apex Group Holdings II Limited, 1,549,126 shares held of record by King Apex Group Holdings III Limited, and 2,105,578 shares held of record by King Apex Group Holdings IV Limited.
(7)	Includes 50,000 shares underlying common stock purchase warrants held by Mr. Gann.
(8)	Includes 108,696 restricted shares issued pursuant to restricted stock agreements between us and Mr. Meyer, of which 83,696 are subject to vesting.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since the beginning of fiscal year 2015, there have been no transactions, nor are there any currently proposed transactions, between us and any of our officers, directors or their family members, in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years.

Conflicts of Interest Policies

Our Board of Directors has adopted a Code of Ethics and all of our officers, directors and employees are subject to the Code. Our Code of Ethics prohibits our officers, employees and directors, except in cases where they obtain the prior written approval of our Board of Directors, from soliciting or accepting salaries, fees, commissions or any other type of compensation from any individual or organization that conducts or seeks to conduct business with us or one of our competitors, and further prohibits our officers, employees or directors from having a material financial or other interest in any party that deals with us or are competitors, other than passive investments of a minimal amount. Our Nominating and Corporate Governance Committee is responsible for periodically reviewing our conflicts of interest policies and reviewing with management our procedures for implementing and monitoring compliance with our conflicts of interest policies.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transaction between a corporation and a director or between the corporation and any other corporation or other entity in which a director serves as a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of that director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof if (1) the fact of the common directorship or interest is disclosed or known to the board of directors or a committee of the board, and the board of directors or committee authorizes the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, (2) the fact of the common directorship or interest is disclosed or known to the stockholders entitled to vote thereon, and the transaction is approved by a majority vote of the stockholders, or (3) the transaction or contract is fair and reasonable to the corporation.

MARKET INFORMATION AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has traded on the NASDAQ Capital Market under the symbol “RVEN” since August 30, 2016. Prior to that listing, our common stock was quoted on the OTCQB quotation platform under the symbol “RVEN”. However, we consider our common stock to be “thinly traded” and any reported sale prices may not be a true market-based valuation of the common stock.

The following table sets forth the quarterly high and low sales prices of our common shares as reported on the NASDAQ Capital Market and the OTCQB for the periods indicated.

	High	Low
2017:
First Quarter	$6.04	$5.46
Second Quarter (through June 14, 2017)	$5.96	$5.62
2016:
First Quarter	$6.50	$5.75
Second Quarter	$6.45	$5.25
Third Quarter	$5.85	$4.25
Fourth Quarter	$5.60	$4.95
2015:
First Quarter	$9.20	$4.50
Second Quarter	$9.20	$8.50
Third Quarter	$9.00	$7.00
Fourth Quarter	$7.50	$6.00

The closing sales price of our common shares as of June 14, 2017 was $5.75.

Holders of Record

As of June 14, 2017, there were approximately 356 holders of record of our common stock.

Dividend Policy

See “Distribution Policy” for additional information regarding payment of dividends.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock and of certain provisions in our charter and bylaws. For a complete description, you are urged to review in their entirety our charter and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and the Maryland General Corporation Law, or MGCL. See “Where You Can Find Additional Information.”

General

Our charter provides that we may issue up to 125,000,000 shares of our stock, consisting of 100,000,000 shares of our common stock, $0.001 par value per share, and 25,000,000 shares of our preferred stock, $0.001 par value per share. Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. Upon completion of this offering, we will have outstanding shares of our common stock and no outstanding shares of our preferred stock. Under Maryland law, stockholders generally are not liable for a corporation’s debts or obligations.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our Board of Directors and declared by us; and
•	are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors are elected by a plurality of all the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Warrants

As of the date of this prospectus, there are outstanding warrants to purchase an aggregate of 263,588 shares of our common stock at an exercise price of $4.00 per share. These warrants may be exercised at any time prior to September 27, 2018. The warrants are subject to customary anti-dilution provisions, but do not include cashless exercise provisions, registration rights or other extraordinary provisions.

Power to Reclassify and Issue Stock

Our Board of Directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of our common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our Board of Directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common and Preferred Stock

Our charter authorizes our Board of Directors, with the approval of a majority of the entire Board of Directors, to approve an amendment to our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our Board of Directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). We believe that the current composition of our stockholders complies with this ownership requirement. In this regard, the Code allows us to “look through” the King Apex Group entities to the direct and indirect owners of those entities in determining compliance with this requirement.

Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% (or such other percentage as determined by our Board of Directors) in value or in number of shares, whichever is more restrictive, of our outstanding shares of common stock or more than 9.8% (or such other percentage as determined by our Board of Directors) in value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our capital stock.

Our charter also prohibits any person from:

•	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);
•	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons; or
•	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limits, and has done so with regard to each of the King Apex Group holders of our common shares, and other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if we obtain such representations and undertakings as our Board of Directors deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to fail to qualify as a REIT. Our Board of Directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our Board of Directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be null and void. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust must be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (1) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (2) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (1) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (2) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the 9.8% ownership limits or our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify to be taxed as a REIT, then our charter provides that the transfer that would have resulted in a violation will be null and void, and the proposed transferee will acquire no rights in those shares.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on ownership and transfer, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT.

Every owner of 5% or more (or any lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance and ensure compliance with the ownership limits.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, if any, will bear a legend referring to the restrictions described above. We do not expect to issue certificates representing shares of our capital stock.

The foregoing restrictions on ownership and transfer will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions is no longer necessary in order for us to qualify as a REIT.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Transfer Agent and Registrar

We have retained VStock Transfer, LLC as the transfer agent and registrar for our common stock.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have 20,734,025 shares of our common stock outstanding.

Rule 144

Generally

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our stockholders to sell their shares or the prices that our stockholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our securities. See “Risk Factors — Risks Related to This Offering and Ownership of Our Common Stock.”

For a description of certain restrictions on transfers of our common stock held by certain of our stockholders, see “Plan of Distribution.”

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

A “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Prior to the acquisition of majority control of our company by Chad M. Carpenter and the implementation of the business and operations of the company now known as Reven Housing REIT in July 2012, the predecessor company had no tangible assets and historically generated insignificant levels of revenue from its operations. As such, it may be possible that our company may be considered as a former shell company. Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

We have currently satisfied the preceding requirements and as a result, pursuant to Rule 144, our stockholders are eligible to sell their initial shares pursuant to Rule 144 if they and we meet the other conditions of Rule 144 set forth above.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law and to our charter and bylaws. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company will not be less than the minimum number required under the MGCL, which is one, and, unless our bylaws are amended, not more than fifteen, and the number of directors of our company may be increased or decreased pursuant to our bylaws by a vote of the majority of our entire Board of Directors. Our charter provides that, at such time as we become eligible to elect to be subject to Title 3, Subtitle 8 of the MGCL and subject to the rights of holders of one or more classes or series of stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is elected and qualifies.

Pursuant to our charter and bylaws, each member of our Board of Directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors are elected by a plurality of all the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

In general, our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Except as described below, this provision, when coupled with the exclusive power of our Board of Directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation first had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation first had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

As permitted by the MGCL, our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our Board of Directors (including a majority of directors who are not affiliates or associates of such persons). However, our Board of Directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem for fair value any or all of the control shares (except those for which voting rights have previously been approved). Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders is held at which the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things: (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

•	the corporation’s board of directors will be divided into three classes;
•	the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors is required to remove a director;
•	the number of directors may be fixed only by vote of the directors;
•	a vacancy on the board be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for stockholders to require the calling of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our Board of Directors, which removal will be allowed only for cause, (2) vest in our Board of Directors the exclusive power to fix the number of directorships, and (3) require, unless called by the Chairman of our Board of Directors, our President, our Chief Executive Officer or our Board of Directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our charter provides that, at such time as we become eligible to make the election provided for under Subtitle 8, vacancies on our Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, and directors elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred. Our Board of Directors is not currently classified. In the future, our Board of Directors may elect, without stockholder approval, to classify our Board of Directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our Board of Directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our Chairman, our Chief Executive Officer, our President or our Board of Directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing or delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our Secretary may prepare and mail the notice of the special meeting.

Charter Amendments and Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with, or convert into, another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that we generally may not dissolve, merge or consolidate with, or convert into, another entity, sell all or substantially all of our assets or engage in a statutory share exchange unless the action is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. In addition, our charter generally provides that charter amendments requiring stockholder approval must be declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. However, our charter’s provisions regarding the removal of directors may be amended only if such amendment is declared advisable by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter. In addition, because operating assets may be held by a corporation’s subsidiaries, as in our situation, one of our subsidiaries may be able to merge or transfer all or substantially all of its assets without the approval of our stockholders.

Bylaws Amendments

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our Board of Directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our Board of Directors or (3) by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our Board of Directors or (2) provided that the special meeting has been properly called for the purpose of electing directors, by a stockholder who was a stockholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and the MGCL contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

•	supermajority vote and cause requirements for removal of directors;
•	requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;
•	provisions that vacancies on our Board of Directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;
•	the power of our Board of Directors to approve an amendment to our charter increasing or decreasing the aggregate number of authorized shares of stock or the number of shares of any class or series of stock, without stockholder approval;
•	the power of our Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;
•	the restrictions on ownership and transfer of our stock; and
•	advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL were repealed or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Forum Selection Clause

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our directors or officers or other employees to us or to our stockholders, (c) any action asserting a claim against us or any of our directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our directors or officers or other employees that is governed by the internal affairs doctrine shall be, in each case, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division.

Limitation of Directors’ and Officers’ Liability and Indemnification

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or
•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and to any employee or agent of our company or our predecessor.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our Board of Directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of our operating partnership. As of the date of this prospectus, we have not issued any OP units except to our company.

Management

A wholly owned subsidiary of our company is the sole general partner of our operating partnership, which we organized as a Delaware limited partnership. We intend to conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of tenants, to make distributions to partners and to cause changes in our operating partnership’s business activities.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly-traded partnership” taxable as a corporation under Section 7704 of the Code.

Transferability of Interests

We may not voluntarily withdraw from our operating partnership or transfer or assign our interest in our operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);
•	as a result of such transaction, all limited partners will receive for each partnership unit an amount of cash, securities or other property equal or substantially equivalent in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for an amount of cash, securities or other property equal or substantially equivalent in value to the greatest amount of cash, securities or other property that a limited partner would have received had it (1) exercised its redemption right (described below) and (2) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or
•	we are the surviving entity in the transaction and either (1) our stockholders do not receive cash, securities or other property in the transaction or (2) all limited partners (other than our company or our subsidiaries) receive for each partnership unit an amount of cash, securities or other property equal or substantially equivalent in value to the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (1) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (2) the survivor expressly agrees to assume all of our obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (1) transfer all or any portion of our general partnership interest to (a) a wholly owned subsidiary or (b) a parent company or a majority-owned subsidiary of a parent company, and following such transfer may withdraw as the general partner and (2) engage in a transaction required by law or by the rules of any national securities exchange on which shares of our common stock are listed.

We also may (1) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (2) sell all or substantially all of the assets of our operating partnership, and may amend the partnership agreement in connection with any such transaction, if we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries).

Capital Contribution

We will contribute, directly, to our operating partnership substantially all of the net proceeds from this offering as capital contribution in exchange for OP units. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of shares as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, we will revalue the property of our operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over OP units with respect to distributions from our operating partnership, including the OP units we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, to the extent OP units are issued to limited partners (other than us), then such OP unit holders may be granted redemption rights, which would enable them to cause our operating partnership to redeem their OP units in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per unit generally would be based on the market price of our common stock at the time of redemption. The number of shares of our common stock issuable upon redemption of limited partnership interests held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, common stocks in excess of the ownership limits set forth in our charter;
•	result in our common stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);
•	result in our being “closely held” within the meaning of Section 856(h) of the Code;
•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a taxable REIT subsidiary) of ours, our operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•	cause us to fail to qualify as a REIT under the Code; or
•	cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

We may, in our sole and absolute discretion, waive any of these restrictions.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;
•	all expenses relating to offerings and registration of securities;
•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;
•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and
•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to residential properties that are owned by us directly rather than by our operating partnership or its subsidiaries.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with our best interests. At the same time, we, through our wholly owned subsidiary, the general partner of our operating partnership, will have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, through our wholly owned subsidiary, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause our operating partnership to take or decline to take any actions.

The limited partners of our operating partnership expressly will acknowledge that as the general partner of our operating partnership, our wholly owned subsidiary is acting for the benefit of our operating partnership, the limited partners and our stockholders collectively.

Indemnification and Limitation of Liability

The partnership agreement expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our trustees or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, trustees, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified party actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. The foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury Regulations promulgated thereunder. To the extent Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit, and unless we otherwise agree, we, as the sole member of the general partner, will have the authority to elect the method to be used by our operating partnership for allocating items with respect to property contributed to the partnership for which the fair market value differs from the adjusted tax basis at the time of contribution, and such election will be binding on all partners.

Term

Our operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);
•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;
•	the redemption of all partnership units (other than those held by us, if any); or
•	an election by us in our capacity as the general partner.

Registration Rights

Our operating partnership’s limited partners (other than us and our subsidiaries) will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, shares of our common stock. We may grant registration rights to those persons who will receive shares of our common stock issuable upon redemption of OP units. These registration rights require us to seek to register all such shares of our common stock approximately 12 months after issuance of such OP units. Our operating partnership will bear expenses incident to these registration requirements. However, neither we nor our operating partnership will bear the costs of (1) any underwriting discounts or commissions or (2) any fees or expenses incurred by holders of such shares of our common stock in connection with such registration that we or our operating partnership are not permitted to pay according to the rules of any regulatory authority.

Tax Matters

The operating partnership currently is wholly-owned, directly and indirectly, by Reven Housing REIT, Inc., and during such time it will be classified for U.S. federal income tax purposes as a disregarded entity. The operating partnership will be classified as a partnership for federal income tax purposes at such time as it is deemed for such purposes to have more than one member (apart from Reven Housing REIT, Inc. and the general partner).

The partnership agreement provides that our wholly owned subsidiary, as the sole general partner of our operating partnership, is the tax matters partner of our operating partnership and, as such, has authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material federal income tax considerations that you, as a stockholder, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Greenberg Traurig, LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein, insofar as it involves statements of law and legal conclusions, is accurate in all material respects. For purposes of this section, references to “we,” “our,” “us” and “our company” refer only to Reven Housing REIT, Inc. and to any subsidiary entities that are classified for U.S. federal income tax purposes as disregarded subsidiary entities of Reven Housing REIT, Inc., and not to our other subsidiary entities unless otherwise required by the context. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	insurance companies;
•	tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders” below);
•	financial institutions or broker-dealers;
•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders” below);
•	U.S. expatriates;
•	persons who mark-to-market our common stock;
•	subchapter S corporations;
•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
•	regulated investment companies and REITs;
•	trusts and estates;
•	holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold shares as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which does not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

We were converted into a Maryland corporation on April 1, 2014. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2016 upon filing our federal income tax return for that year. We believe that we have been organized and have operated since January 1, 2016 in such a manner as to qualify as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, Greenberg Traurig, LLP has issued its opinion that we have been organized and operated in a manner so as to qualify to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 2016, and our current and proposed method of operations will enable us to continue to satisfy the requirements for qualification and taxation as a REIT. Investors should be aware that Greenberg Traurig, LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court and speaks as of the date issued. In addition, Greenberg Traurig, LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the federal income tax laws. Those qualification tests relate to, among other things, the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Greenberg Traurig, LLP’s will not review our compliance with those tests on a continuing basis. No assurance can be given that our actual results of operations for any particular taxable year will continue to satisfy such requirements. Greenberg Traurig, LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we continue to qualify as a REIT, we generally will not be subject to federal income tax on the income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses generated in other tax years.
•	We will pay a 100% tax on net income from sales or other dispositions of property that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:
º	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by
º	a fraction intended to reflect our profitability.
•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the sum of (a) the amount we actually distributed and (b) the amounts that we retained and upon which we paid income tax at the corporate level.
•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.
•	We may be subject to a 100% excise tax on transactions with our TRS, or any taxable REIT subsidiaries we form in the future, that are not conducted on an arm’s-length basis.
•	If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we may maintain our REIT qualification but will be required to pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations (currently 35%) multiplied by the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.
•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.
•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, (including assets that we owned at the time that our REIT election became effective on January 1, 2016) we will pay tax at the highest regular corporate rate applicable to the extent that we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided that no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:
º	the amount of gain that we recognize at the time of the sale or disposition, and
º	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it (or at the time that our REIT election became effective in the case of assets that we owned on January 1, 2016).
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “— Recordkeeping Requirements.
•	The earnings of our lower-tier entities that are subchapter C corporations, including our TRS and any taxable REIT subsidiaries we form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, our TRS and any other taxable REIT subsidiaries we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.
2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.
3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.
4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.
5.	At least 100 persons are beneficial owners of its shares or ownership certificates.
6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.
7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.
8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.
9.	It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2017 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Capital Stock — Restrictions on Ownership and Transfer.” These restrictions become effective upon the earlier of (i) the closing date of the issuance of our shares pursuant to an initial underwritten public offering, or (ii) such other date as determined by our Board of Directors and set forth in a certificate of notice filed and recorded with the State Department of Assessments and Taxation of the State of Maryland. We intend that the ownership restrictions will become effective in 2017 in a manner so as to facilitate our compliance with the stock ownership requirements applicable to REITs, which apply beginning in our second tax year as a REIT. We believe that the current composition of our stockholders complies with requirement 6 above.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a taxable REIT subsidiary, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships

An unincorporated domestic entity, such as a limited liability company that has a single owner, generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “— Asset Tests” below) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our capital interest in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, is treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Our operating partnership initially currently is wholly-owned, directly and indirectly, by us, and during such time it will be classified for U.S. federal income tax purposes as a disregarded entity. The operating partnership will be classified as a partnership for federal income tax purposes at such time as it is deemed for such purposes to have more than one member (apart from us and the general partner).

We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. However, we may from time to time be a limited partner or non-managing member in one or more partnerships or limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries

A REIT may own, directly or indirectly, up to 100% of the shares of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income or engage in activities that would not comply with the tax rules applicable to REITs if earned or engaged in by the parent REIT directly. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a taxable REIT subsidiary. We are not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that the taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we treat the dividend distributions paid to us from such taxable REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of taxable REIT subsidiaries in determining our compliance with the REIT requirements, we may use such entities to indirectly undertake activities, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. No more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more taxable REIT subsidiaries. Beginning for tax years after 2017, this limitation is reduced to 20%.

A taxable REIT subsidiary pays income tax at regular corporate rates on any income that it earns. In addition, the “earnings stripping” rules of Section 163(j) of the Code may limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the taxable REIT subsidiary rules impose a 100% excise tax on REITs for transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

Our TRS is currently disregarded as a separate entity from us for federal income tax purposes. However, we intend to elect in the future to treat our TRS as a taxable REIT subsidiary. We expect that our TRS will provide services with respect to our properties to the extent we determine that having our TRS provide those services will assist us in complying with the gross income tests applicable to REITs. See “— Gross Income Tests — Rents From Real Property.” In addition, if we decide to acquire properties opportunistically to restore in anticipation of immediate resale, we will need to conduct that activity through our TRS in order to avoid the 100% prohibited transactions tax. See “— Gross Income Tests — Prohibited Transactions.” We may form one or more additional taxable REIT subsidiaries in the future.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;
•	interest on debt secured by mortgages on real property, or on interests in real property;
•	dividends or other distributions on, and gain from the sale of, shares in other REITs;
•	gain from the sale of real estate assets (other than in prohibited transactions);
•	income and gain derived from foreclosure property; and
•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, together with other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property

Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.
•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a taxable REIT subsidiary.
•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.
•	Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a taxable REIT subsidiary which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related tenant, (2) the tenant either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying taxable REIT subsidiaries or (3) we furnish noncustomary services to the tenants of the property other than through a qualifying independent contractor or a taxable REIT subsidiary, none of the rent from that property would qualify as “rents from real property.”

Our operating partnership and its subsidiaries lease most of our properties to tenants that are individuals. Our leases with individual tenants typically require the tenant to pay fixed rent. We do not lease significant amounts of personal property pursuant to our leases. Moreover, we do not perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or a TRS. Accordingly, we believe that our leases will generally produce rent that qualifies as “rents from real property” for purposes of the 75% and 95% gross income tests.

In addition to the rent, the tenants may be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties such charges generally will qualify as “rents from real property.” To the extent that such additional charges represent penalties for nonpayment or late payment of such amounts, such charges should also qualify as “rents from real property.” However, to the extent that late charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

Dividends

Our share of any dividends received from any corporation (including any taxable REIT subsidiary, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions

A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our properties are held primarily for sale to customers and that a sale of any of our properties will not be in the ordinary course of our business. Whether a REIT holds a property “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transactions tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;
•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;
•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted basis of all such properties sold by the REIT during the year did not exceed 10% of the aggregate basis of all of the assets of the REIT at the beginning of the year, (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (4) the aggregate adjusted tax basis of all such properties sold during the year does not exceed 20 percent of the tax basis of all of its assets at the beginning of the year, and the tax basis of properties sold over a three-year period does not exceed ten percent of the average the tax basis of the REIT’s assets during that period or (5) the aggregate fair market value of all such properties sold during the year does not exceed 20 percent of the fair market value of all of its assets at the beginning of the year, and the fair market value of the properties sold over a three-year period does not exceed ten percent of the average fair market value of the REIT’s assets during that period;
•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and
•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates. If we decide to acquire properties opportunistically to restore in anticipation of immediate resale, we will conduct that activity through a TRS to avoid the prohibited transactions tax. No assurance can be given, however, that the IRS will respect the transaction by which any such properties are contributed to a TRS and even if the contribution transaction is respected, our TRS may incur a significant tax liability as a result of any such sales.

Fee Income

Fee income generally will not be qualifying income for purposes of both the 75% and 95% gross income tests. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Failure to Satisfy Gross Income Tests

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and
•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables, certain money market funds and, in certain circumstances, foreign currencies;
•	U.S. government securities;
•	interests in real property, including leaseholds and options to acquire real property and leaseholds, as well as personal property that is leased in connection with a lease of real property and is ancillary to it (i.e., the rent attributable to the personal property does not exceed 15% of the total rent);
•	interests in mortgage loans secured by real property, as well as personal property that serves as additional collateral to a real estate mortgage loan and is ancillary to it (i.e., the value of the personal property does not exceed 15% of the total value of the real property and personal property combined);
•	stock in other REITs and debt instruments issued by publicly offered REITs; and
•	investments in stock or debt instruments during the one-year period following our receipt of, and to the extent acquired with, new capital that we raise through equity offerings or public offerings of our debt having at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets (the 5% asset test).

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities (the 10% vote test and 10% value test, respectively).

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries. This limitation is reduced to 20% beginning for tax years after 2017.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test (the 25% securities test).

In addition, not more than 25% of the value of our total assets may consist of debt instruments issued by publicly offered REITs which are not secured by mortgages on real property.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary (i.e., a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non “straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:
º	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and
º	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;
•	Any loan to an individual or an estate;
•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;
•	Any obligation to pay “rents from real property”;
•	Certain securities issued by governmental entities;
•	Any security issued by a REIT;
•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and
•	Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of
º	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and by excluding any net capital gain, and
º	90% of our after-tax net income, if any, from foreclosure property,
•	minus the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we either (1) declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, we will pay federal income tax on taxable income of at least the sum of:

•	85% of our REIT ordinary income for such year,
•	95% of our REIT capital gain income for such year, and
•	any undistributed taxable income from prior periods.

we will then incur a 4% nondeductible excise tax on the excess of such required distribution over the sum of (a) the amounts we actually distribute and (b) the amounts we retain and upon which we pay income tax at the corporate level.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may be unable to deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends in the form of our equity or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available in certain circumstances for certain failures to satisfy the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may then be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;
•	an estate whose income is subject to federal income taxation regardless of its source; or
•	any trust if (1) a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

Distributions

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the favorable tax rate applicable to “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is currently 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See “— Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) that are attributable to dividends received by us from non REIT corporations, such as a TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

A U.S. stockholder generally will take into account, as long-term capital gain, any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax that we paid on such income. The U.S. stockholder would also increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize taxable gain upon the receipt of a distribution that exceeds the sum of our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock. Any such gain will be long-term capital gain (or short-term capital gain if the shares of stock have been held for one year or less), provided that the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Our ability to carryover and use net operating losses is subject to limitation upon a change in the ownership of our shares that exceeds a certain percentage threshold within a prescribed period of time. We believe that such a change in ownership has occurred in the past, and may occur again in the future and, therefore, our ability to utilize our net operating losses incurred in past periods may be limited. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the limitations on the deductibility of investment interest expense. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Disposition of Common Stock

A U.S. stockholder who is not a dealer in securities will generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our common stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses available to be carried back three years and forward for up to five years. If the capital losses are not utilized within such carry back and carry forward period, they will expire unused.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although certain investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt pension trust do not constitute UBTI so long as the pension trust does not otherwise use the shares of the REIT in an unrelated trade or business. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;
•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and
•	either:
º	one pension trust owns more than 25% of the value of our capital stock; or
º	a group of pension trusts each individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Certain restrictions on ownership and transfer of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent a pension trust from having to treat any of the dividends received from us as UBTI.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate with us;
•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or
•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on such a distribution to the extent it exceeds the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual, and would be required to file a U.S. tax return on which such income would be reported. A non-U.S. corporation that is a stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We would be required to withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 10% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We believe that our common stock is considered to be regularly traded on an established securities market in the United States. If our common stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of our common stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of the common stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

In addition, a further U.S. withholding tax at a 30% rate will be imposed pursuant to the Foreign Account Tax Compliance Act, or FATCA, on dividends paid to certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We believe that we are a United States real property holding corporation based on our investment strategy. Even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, which is generally five years, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We are not currently a domestically-controlled qualified investment entity and we cannot assure you that we will become a domestically-controlled qualified investment entity. Even if we subsequently become a domestically-controlled qualified investment entity, the foregoing FIRPTA exemption would not be available in case of a disposition of our stock by a non-U.S. stockholder until five years after such date.

In addition, if our common stock is regularly traded on an established securities market, another exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market and (2) the non-U.S. stockholder owned, actually or constructively, 10% or less of our common stock at all times during a specified testing period. As noted above, we believe that our common stock is considered to be regularly traded on an established securities market.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, would be required to file a U.S. tax return on which such income would be reported, and the purchaser of the common stock could be required to withhold 15% of the purchase price and remit such amount to the IRS. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

For taxable years beginning after December 31, 2018, a U.S. withholding tax at a 30% rate will be imposed under FATCA on proceeds from the sale of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such proceeds will be required to seek a refund from the IRS to obtain the benefit or such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Foreign Pensions

Pursuant to the Protecting Americans from Tax Hikes Act of 2015, non-U.S. stockholders that are foreign pensions (or are owned by foreign pensions) meeting certain requirements are not subject to FIRPTA either upon a sale of our stock, or as a result of a distribution by us that exceeds the non-U.S. stockholder’s basis in its shares or is attributable to gain from the sale of a USRPI by us or a subsidiary.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends received by U.S. stockholders who own our capital stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our common stock by U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We will be entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner or member for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and
•	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner or member for federal income tax purposes) for federal income tax purposes. Our operating partnership initially will be wholly-owned, directly and indirectly, by us, and during such time it will be classified for U.S. federal income tax purposes as a disregarded entity. The operating partnership will be classified as a partnership for federal income taxes purposes at such time as it is deemed for such purposes to have more than on member (apart from us and the general partner). The operating partnership does not intend to elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year in which it was classified as a publicly-traded partnership if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We anticipate that our operating partnership, once it ceases to be classified as a disregarded entity for U.S. federal income tax purposes, and any other partnership in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership or as a disregarded entity for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership or as a disregarded entity for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of such partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, in the event such partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax

A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each partnership’s income, gains, losses, deductions, and credits for any taxable year of such partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such partnership.

Partnership Allocations

Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties

We may acquire properties in exchange for OP units in the future. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased by the partnership for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference.

Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method will be used to account for book-tax differences for properties that may be acquired in exchange for OP units by our operating partnership in the future.

Sale of a Partnership’s Property

Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a partnership on the disposition of contributed properties will be allocated first to the partners of the partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and their Partners — Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the partnership.

Our share of any gain realized by a partnership on the sale of any property held by the partnership as inventory or other property held primarily for sale to customers in the ordinary course of the partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% prohibited transactions tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “— Gross Income Tests.” We do not presently intend to acquire or hold or to allow any partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such partnership’s trade or business.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

The Protecting Americans from Tax Hikes Act of 2015 contained a number of provisions affecting REITs and their stockholders, including the following:

•	restrictions on certain spin-offs involving REITs that would otherwise be tax-deferred;
•	reducing the percentage of a REIT’s assets that are permitted to be represented by securities of taxable REIT subsidiaries;
•	additional safe harbors for property sales not to be treated as prohibited transactions for which a 100% tax would apply;
•	repeal of the rules that previously denied a tax deduction for certain non-pro rata “preferential dividends” paid by public REITs;
•	expansion of the categories of items that qualify for the REIT income and asset requirements;

•	expansion of the types of services that may be provided to REITs by taxable REIT subsidiaries, and of the transactions between REITs and taxable REIT subsidiaries that are subject to penalties if not conducted on an arm’s length basis;
•	expansion of exemptions from FIRPTA for foreign stockholders of public REITs (increasing the maximum ownership threshold from 5% to 10%) and to exempt certain foreign pensions (and entities owned by foreign pensions); and
•	increase in the withholding rate, from 10% to 15%, on transactions that are subject to FIRPTA.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the shares of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended, or ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA, or, collectively, Similar Laws, and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement, or, each, a Plan. THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING ASSETS OF A PLAN IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code, or an ERISA Plan, and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of our common stock of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs and other Plans that are not subject to ERISA) prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA and may result in the loss of tax-exempt status of an IRA. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to personal liabilities under ERISA.

Whether or not the underlying assets of Reven Housing REIT, Inc. are deemed to include “plan assets,” as described below, the acquisition and/or holding of shares of our common stock by an ERISA Plan with respect to which we or the initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor, or the DOL, has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from certain of the prohibited transaction provisions of ERISA and Section 4975 of the Code, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues

The DOL Plan Asset Regulations, promulgated under ERISA by the DOL, generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” (the “insignificant participation test”) or that the entity is an “operating company,” as defined in the DOL Plan Asset Regulations. The term “benefit plan investor” means (i) an employee benefit plan subject to Part 4 of Title I of ERISA, (ii) any “plan” subject to Section 4975 of the Code, and (iii) any entity whose underlying assets include plan assets by reason of a plan’s investment in such entity.

For purposes of the DOL Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” which generally requires that the securities be owned by 100 or more persons who are independent of the issuer and one another, and (c) (x) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (y) is part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act.

Shares of our common stock are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and are part of a class that is registered under Section 12(g) of the Exchange Act. In addition, we expect to have over 100 independent stockholders, such that shares of our common stock will be “widely held.”

Whether a security is “freely transferable” depends upon the particular facts and circumstances. Upon the closing of this offering, shares of our common stock will become subject to certain restrictions on transferability intended to ensure that we qualify for federal income tax treatment as a REIT and maintain such status. However, among other considerations, the DOL Plan Asset Regulations provide that where the minimum investment in a public offering of securities is $10,000 or less, the presence of a restriction on transferability intended to prohibit transfers which would result in a termination or reclassification of the entity for state or federal tax purposes will not ordinarily affect a determination that such securities are freely transferable. The minimum investment in shares of our common stock is less than $10,000; thus, we believe that the restrictions imposed in order to qualify and maintain our status as a REIT should not cause the shares of common stock to be deemed not freely transferable. Nonetheless, we cannot assure you that the Department of Labor and/or the U.S. Treasury Department could not reach a contrary conclusion.

Assuming that shares of our common stock will be “widely held,” that no other facts and circumstances other than those referred to in the preceding paragraph exist that restrict transferability of shares of our common stock, and the offering takes place as described in this prospectus, we believe that shares of our common stock should constitute “publicly-offered securities” and, accordingly, our underlying assets should not be considered “plan assets” under the DOL Plan Assets Regulations. If our underlying assets are not deemed to be “plan assets,” the issues discussed in the paragraph below entitled “Plan Asset Consequences” are not expected to arise.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (1) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (2) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Representation

Accordingly, by acceptance of the shares of our common stock, each purchaser or subsequent transferee of shares of our common stock will be deemed to have represented and warranted either that (1) no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any benefit plan investor or (2) the purchase of shares of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries of ERISA Plans, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment, and whether an exemption would be applicable to the purchase of shares of our common stock.

UNDERWRITING

Ladenburg Thalmann & Co. Inc., the lead book running manager, and Wedbush Securities Inc., the joint book running manager, are acting as the co-representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our Operating Partnership and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Ladenburg Thalmann & Co., Inc.
Wedbush Securities Inc.

Total	10,000,000

A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus is part. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of our common stock sold under the underwriting agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of our common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The co-representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     per share to other dealers. After this initial public offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$
Underwriting discount(1)	$
Proceeds, before expenses, to us	$

(1)	Includes an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering payable to Ladenburg Thalmann & Co., Inc. and Wedbush Securities Inc. The terms of our arrangements with the underwriters are described under the section entitled “Underwriting.”

The estimated expenses of this offering payable by us, exclusive of the underwriting discount, are approximately $    . These expenses include, among others items, expenses related to the filing fees incident to the review by FINRA of the terms of this offering (including related fees and expenses of counsel to the

underwriters in an amount not to exceed $    ). Except as set forth in the foregoing sentence, the underwriters will pay all of their own costs and expenses, including the fees and disbursements of counsel for the underwriters.

In the event the offering is not completed, we shall reimburse the co-representatives promptly for all reasonable, out-of-pocket expenses incurred by the co-representatives (including travel, databases, fees and disbursements of counsel, and of other consultants and advisors) in connection with the offering up to, but not exceeding, $100,000.

Over-allotment Option

We have granted an option to the underwriters to purchase up to 1,500,000 additional shares of our common stock at the public offering price, less the underwriting discount and structuring fee. The underwriters may exercise this option for 45 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter’s initial amount reflected in the above table.

Right of First Offer

Provided that the aggregate gross proceeds from this offering (including from sales of shares under the over-allotment option) is greater than $20,000,000, Ladenburg Thalmann & Co., Inc. shall have the exclusive right of first offer to act as the lead left book running manager or lead placement agent and Wedbush Securities Inc. will have the exclusive right to act as a joint book running manager or joint lead placement agent for any public sale of debt or equity securities or private sale of equity securities (excluding sales to employees) of our company or any subsidiary or successor of our company (the “Right of First Offer”), for a period of two years from the date of this prospectus; provided, that the co-representatives will have a Right of First Offer for a period of three years from the date of this prospectus if the aggregate gross proceeds of such public sales of debt or equity securities or private sales of equity securities equals or exceeds $150 million (inclusive of the gross proceeds from this offering) as of June   , 2019; provided, further, that in connection with any offering as to which the co-representatives exercise their Right of First Offer shall be subject to a reduced discount, commission or placement agent fee, as applicable, for certain investors as set forth in Sections 3(c) and 3(d) of the letter agreement by and among us and the co-representatives dated as of June 15, 2017.

Lock-Up Agreements

We and each of our officers, directors and holders of 5% or more of our outstanding common stock have agreed with the underwriters not to offer, sell or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for or repayable with common stock (including limited partnership interests in our Operating Partnership) or any rights to acquire common stock for a period of 180 days after the date of this prospectus, without first obtaining the written consent of the co-representatives.

The restrictions contained in the preceding paragraph shall not apply to (i) any grants made by us pursuant to our Incentive Plan (or the filing of a registration statement on Form S-8 to register shares of our common stock issuable under such plan), or (ii) transfers of shares of our common stock or any security convertible into shares of our common stock by any of the persons subject to the lock-up provisions as a bona fide gift, or by will or intestate succession to such person’s family or to a trust, the beneficiaries of which are exclusively such director, executive officer or stockholder or members of such director, executive officer or stockholder’s family; provided that in the case of any transfer or distribution pursuant to clause (ii), each donee or distributee shall sign and deliver a lock-up letter substantially on the terms set forth above.

The co-representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up restrictions described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from the lock-up restrictions, the co-representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Determination of Offering Price

The public offering price of the shares we are offering were negotiated between us and the underwriters, based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the shares we are offering include the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Discretionary Sales

The co-representatives have advised us that the underwriters do not intend to confirm sales in this offering to any account over which such underwriter exercises discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock:

•	Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters is obligated to purchase, which creates a syndicate short position. The underwriters may close out any short position by purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions.
•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.
•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market prices of our securities or preventing or retarding a decline in the market prices of our securities. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or on any other trading market and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters also may engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our securities. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. The underwriters may allocate a limited number of shares of our common stock for sale to their online brokerage customers. An electronic prospectus is available on the Internet website maintained by the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus.

Other Relationships

We will pay Ladenburg Thalmann & Co. Inc., and Wedbush Securities Inc. an aggregate structuring fee equal to 0.50% of the gross proceeds of this offering, or $     (or $     if the underwriters’ over-allotment option is exercised in full), in connection with this offering.

Some of the underwriters and their affiliates have in the past and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates and may in the future receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with this offering, including certain U.S. federal income tax matters, will be passed upon for us by Greenberg Traurig, LLP. Venable LLP will issue an opinion as to certain matters of Maryland law, including the validity of the shares of our common stock offered in this prospectus. Greenberg Traurig, LLP may rely on the opinion of Venable LLP as to certain matters of Maryland law. Graubard Miller is legal counsel to the underwriters.

EXPERTS

The (i) consolidated financial statements of Reven Housing REIT, Inc. as of and for the years ended December 31, 2015 and 2016; (ii) statement of revenues over certain operating expenses of the Houston 97 Homes for the year ended December 31, 2015; and (iii) statement of revenues over certain operating expenses of the Birmingham 69 Homes for the year ended December 31, 2016, have been audited by Squar Milner LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, are included herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about our company and the shares of our common stock offered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are qualified in all respects by the exhibit to which the reference relates.

Copies of the registration statement, including the exhibits and schedules thereto, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC’s website at http://www.sec.gov.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Page
REVEN HOUSING REIT, INC.
Pro Forma Condensed Consolidated Financial Information (unaudited)	F-2
Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2017	F-3
Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet	F-4
Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2017	F-5
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2017	F-6
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2016	F-7
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2016	F-8
Historical Financial Statements
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-9
Consolidated Balance Sheets as of December 31, 2015 and 2016	F-10
Consolidated Statements of Operations for the Years Ended December 31, 2015 and 2016	F-11
Consolidated Statements of Changes In Stockholders’ Equity for the Years Ended December 31, 2015 and 2016	F-12
Consolidated Statements of Cash Flows for the Years Ended December 31, 2015 and 2016	F-13
Notes to Consolidated Financial Statements	F-14
Condensed Consolidated Financial Statements (unaudited)
Condensed Consolidated Balance Sheets as of December 31, 2014 and March 31, 2015	F-24
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2014 and 201	F-25
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2014 and 2015	F-26
Notes to Condensed Consolidated Financial Statements	F-27
HOUSTON 97 PORTFOLIO
Report of Independent Auditors	F-34
Statements of Revenues Over Certain Operating Expenses for the Nine Months Ended September 30, 2016 (unaudited) and the Fiscal Year Ended December 31, 2015	F-35
Notes to Statements of Revenues Over Certain Operating Expenses	F-36
BIRMINGHAM 69 PORTFOLIO
Report of Independent Auditors	F-38
Statements of Revenues Over Certain Operating Expenses for the Three Months Ended March 31, 2017 (unaudited) and the Fiscal Year Ended December 31, 2016	F-39
Notes to Statements of Revenues Over Certain Operating Expenses	F-40

REVEN HOUSING REIT, INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The following unaudited historical and pro forma information should be read in conjunction with our consolidated financial statements as of March 31, 2017 and December 31, 2016 and for the years ended December 31, 2016 and 2015 and three months ended March 31, 2017 included elsewhere in this prospectus. The following unaudited pro forma condensed consolidated balance sheet as of March 31, 2017 and unaudited pro forma consolidated statement of operations for the 12 months ended December 31, 2016 and three months ended March 31, 2017 have been prepared to give effect to:

•	the estimated net proceeds of this offering;
•	our acquisition of 97 homes located in the Houston, Texas metropolitan area on November 29, 2016 for the purchase price of $9,091,000 as if the acquisition had occurred on January 1, 2016;
•	our acquisition of an additional 68 single-family homes in the Birmingham, Alabama metropolitan area on April 19, 2017, and our purchase of one additional home once it is leased, for the aggregate purchase price of approximately $5,400,000, as if the acquisitions had occurred on January 1, 2016;
•	our acquisition of 62 homes located in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas in March and April of 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant purchase contracts for the aggregate purchase price of approximately $4,900,000, as if the acquisitions had occurred on January 1, 2016; and
•	our borrowing of $5,020,000, and payment of approximately $50,000 in loan closing costs, from Lubbock National Bank in January 2017, the proceeds of which were used, in part, to acquire the 64 homes mentioned immediately above, as if the borrowing occurred on January 1, 2016.

The pro forma adjustments to our statements of operations represent revenues and expenses incurred by the prior owner of the portfolio, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of the portfolio homes. Excluded items include interest, depreciation and amortization, and general and administrative costs not directly comparable to the future operations of the portfolio homes. Please refer to the historical and pro forma statements of operations of each of the portfolios acquisitions, and notes thereto, included elsewhere in this prospectus. For insignificant acquisitions where separate financials are not included or required in this prospectus, we have estimated results based on our underwriting due diligence and current operating experience with similar acquisitions.

Our pro forma consolidated financial statements do not purport to represent (1) the results of our operations that would have actually occurred had the aforementioned acquisitions occurred on January 1, 2016 or (2) an estimate of the results of our operations as of any future date or for any future period, as applicable.

Reven Housing REIT, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Balance Sheets

	March 31,
		Pro Forma Adjustments			Pro Forma 2017 (unaudited)
	2017 (actual)(a)	Birmingham 69 Acquisition(b)	Other Adjustments(c)	Offering Proceeds(d)
ASSETS
Investments in single-family residential properties:
Land	$9,238,642	$1,026,000	$122,500	$—	$10,387,142
Buildings and improvements	43,127,053	4,344,000	367,500	—	47,838,553
	52,365,695	5,370,000	490,000	—	58,225,695
Accumulated depreciation	(3,231,343)	—	—	—	(3,231,343)
Investments in single-family residential properties, net	49,134,352	5,370,000	490,000	—	54,994,352
Cash	9,650,333	(5,279,500)	(479,363)	—	3,891,470
Rent and other receivables	477,516	—	—	—	477,516
Escrow deposits	65,537	(55,500)	(10,037)	—	—
Lease origination costs, net	337,532	24,000	5,000	—	366,532
Deferred stock issuance costs	40,666	—	—	—	40,666
Other assets, net	496,064	—	—	—	496,064
Total Assets	$60,202,000	$59,000	$5,600	$—	$60,266,600
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$866,585	$—	$—	$—	$866,585
Resident security deposits	595,360	59,000	5,600	—	659,960
Notes payable, net	24,328,234	—	—	—	24,328,234
Total Liabilities	25,790,179	59,000	5,600	—	25,854,779
Stockholders’ Equity
Common stock, 10,734,025 shares issued and outstanding at December 31, 2016, 20,734,025 issued and outstanding after offering	10,734	—	—	—	20,734
Additional paid-in capital	41,677,465	—	—	—	41,677,465
Accumulated deficit	(7,276,378)	—	—	—	(7,276,378)
Total Stockholders’ Equity	34,411,821	—	—	—	34,411,821
Total Liabilities and Stockholders’ Equity	$60,202,000	$59,000	$5,600	$—	$60,266,600

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Reven Housing REIT, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets
as of March 31, 2017

(a)	Reflects our historical consolidated balance sheet as of March 31, 2017 included elsewhere within this prospectus.
(b)	Reflects our acquisition of 68 homes located in the Birmingham, Alabama on April 19, 2017, and our purchase of an additional home once it leased, for the aggregate purchase price of approximately $5,400,000 including acquisition and closing costs. The purchase price has been allocated to land, building and the existing leases based upon their estimated fair values at the date of acquisition under the guidance of ASC Topic 805. In estimating the corresponding land and building values, we utilize our own market knowledge and published market data. The estimated fair value of acquired in-place leases represents the expected costs we would have incurred to lease the property at the date of acquisition as adjusted for the remaining life of the leases.
(c)	Reflects our acquisition of an additional four single-family homes in the Memphis, Tennessee metropolitan area in April 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant purchase contracts for the aggregate purchase price of approximately $490,000 including closing and acquisition costs. The purchase price has been allocated to land, building and the existing leases based upon their estimated fair values at the date of acquisition under the guidance of ASC Topic 805. In estimating the corresponding land and building values, we utilize our own market knowledge and published market data. The estimated fair value of acquired in-place leases represents the expected costs we would have incurred to lease the property at the date of acquisition as adjusted for the remaining life of the leases.
(d)	To reflect the estimated net proceeds of approximately $[•] from this offering.

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Reven Housing REIT, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Months ended March 31, 2017

	As of March 31,
	2017 (actual)(a)	Birmingham 69 Adjustments(b)	Other Adjustments(c)	Pro Forma 2017 (unaudited)
Revenue:
Rental income	$1,741,309	$172,000	$146,000	$2,059,309
Expenses:
Property operating and maintenance	515,560	60,200	44,000	619,760
Real estate taxes	272,082	16,500	23,600	312,182
Depreciation and amortization	441,725	47,000	34,500	523,225
General and administration	701,331	—	—	701,331
Total expenses	1,930,698	123,700	102,100	2,156,498
Operating loss	(189,389)	48,300	43,900	(97,189)
Other income (expenses):
Net gain on sale of residential property	38,973	—	—	38,973
Other income	93,258	—	—	93,258
Interest expense	(307,520)	—	(18,750)	(326,270)
Total other income (expenses), net	(175,289)	—	(18,750)	(194,039)
Net (loss) income	$(364,678)	$48,300	$25,150	$(291,228)

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Reven Housing REIT, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Three Months ended March 31, 2017

(a)	Reflects our historical consolidated statement of operations for the three months ended March 31, 2017 included elsewhere in this prospectus.
(b)	To adjust for our acquisition of 68 single-family homes in the Birmingham, Alabama, metropolitan area on April 19, 2017 and our purchase of one additional home once it is leased. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2017 through March 31, 2017, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of the Birmingham 69 Homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(c)	To adjust for our acquisition of an additional 62 single-family homes purchased in March and April 2017, and our purchase of two additional homes in Memphis once they are leased, pursuant to multiple insignificant acquisitions in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas. Amounts represent our estimate of revenues and expenses for the period based on the leases in place, our due diligence, and experience with similar portfolios. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease. Additionally, interest expense has been adjusted to reflect our additional borrowings from Lubbock National Bank in January 2017.

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Reven Housing REIT, Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations

	As of December 31,
		Pro Forma Adjustments			Pro Forma 2016 (Unaudited)
	2016 (Actual)(a)	Houston 97 Acquisition(b)	Birmingham 69 Adjustments(c)	Other Adjustments(d)
Revenue:
Rental income	$5,648,014	$1,097,699	$644,015	$639,000	$8,028,728
Expenses:
Property operating and maintenance	1,684,431	297,195	219,433	192,400	2,393,459
Real estate taxes	875,641	242,173	66,125	86,500	1,270,439
Acquisition costs	147,099	—	—	—	147,099
Depreciation and amortization	1,334,555	291,840	188,000	180,000	1,994,395
General and administration	1,921,244	—	—	—	1,921,244
Noncash share-based compensation	425,000	—	—	—	425,000
Total expenses	6,387,970	831,208	473,558	458,900	8,151,636
Operating loss	(739,956)	266,491	170,457	180,100	(122,908)
Other income (expenses):
Other income	4,957	—	—	—	4,957
Interest expense	(1,037,355)	—	—	(225,000)	(1,262,355)
Total other income (expenses), net	(1,032,398)	—	—	(225,000)	(1,257,398)
Net (loss) income	$(1,772,354)	$266,491	$170,457	$(44,900)	$(1,380,306)

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Reven Housing REIT, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Year Ended December 31, 2016

(a)	Reflects our historical consolidated statement of operations for the year ended December 31, 2016 included elsewhere in this prospectus.
(b)	To adjust for our acquisition of 97 homes located in the Houston, Texas metropolitan area on November 29, 2016. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2016 through September 30, 2016 plus our estimate of revenues and expenses incurred by the prior owner between October 1, 2016 to November 28, 2016, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of Houston 97 Homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(c)	To adjust for our acquisition of an additional 68 single-family homes in the Birmingham, Alabama, metropolitan area on April 19, 2017 and our purchase of an additional home once it is leased. Amounts represent revenues and expenses incurred by the prior owner of the portfolio during the period January 1, 2016 through December 31, 2016, exclusive of certain revenues and expenses on the basis that they may not be comparable to the revenues and expenses we expect to incur in the future operations of Birmingham 69 Homes. Amounts have been adjusted to include property management costs based on our contractual arrangements. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease.
(d)	To adjust for our acquisition of an additional 64 single-family homes purchased in March and April 2017 pursuant to multiple insignificant acquisitions in the Atlanta, Georgia and Memphis, Tennessee metropolitan areas and our purchase of two additional homes in Memphis once they are leased. Amounts represent our estimate of revenues and expenses for the period based on the leases in place, our due diligence, and experience with similar portfolios. Depreciation expense is calculated using the straight-line method over the estimated useful life of 27.5 years for the buildings. Amortization expense on lease intangible costs is recognized using the straight-line method over the life of the lease. Additionally, interest expense has been adjusted to reflect our additional borrowings from Lubbock National Bank in January 2017.

The accompanying notes are an integral part of these pro forma consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Reven Housing REIT, Inc.

We have audited the accompanying consolidated balance sheets of Reven Housing REIT, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Reven Housing REIT, Inc. as of December 31, 2016 and 2015, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ Squar Milner LLP

Newport Beach, California
March 24, 2017

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2016 and 2015

	2016	2015
ASSETS
Investments in single-family residential properties:
Land	$8,579,550	$6,761,350
Buildings and improvements	39,419,038	31,744,657
	47,998,588	38,506,007
Accumulated depreciation	(2,853,049)	(1,630,873)
Investments in single-family residential properties, net	45,145,539	36,875,134
Cash	10,044,977	2,140,298
Rent and other receivables	246,378	239,928
Escrow deposits	105,500	143,901
Lease origination costs, net	329,395	218,789
Deferred stock issuance costs	—	742,757
Other assets, net	195,020	96,318
Total Assets	$56,066,809	$40,457,125
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$1,283,235	$1,143,438
Resident security deposits	552,698	435,267
Notes payable, net	19,454,377	19,409,454
Total Liabilities	21,290,310	20,988,159
Commitments and contingencies (Note 10)
Stockholders’ Equity
Preferred stock, $.001 par value; 25,000,000 shares authorized; No shares issued or outstanding	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 10,734,025 and 7,016,796 shares issued and outstanding at December 31, 2016 and 2015, respectively	10,734	7,017
Additional paid-in capital	41,677,465	24,601,295
Accumulated deficit	(6,911,700)	(5,139,346)
Total Stockholders’ Equity	34,776,499	19,468,966
Total Liabilities and Stockholders’ Equity	$56,066,809	$40,457,125

The accompanying notes are an integral part of these pro forma consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2016 and 2015

	2016	2015
Revenue:
Rental income	$5,648,014	$4,934,201
Expenses:
Property operating and maintenance	1,684,431	1,552,051
Real estate taxes	875,641	753,994
Acquisition costs	147,099	375,780
Depreciation and amortization	1,334,555	1,162,312
General and administration	1,921,244	2,060,327
Noncash share-based compensation	425,000	113,045
Total expenses	6,387,970	6,017,509
Operating loss	(739,956)	(1,083,308)
Other income (expenses):
Other income	4,957	31,447
Interest expense	(1,037,355)	(744,000)
Total other income (expenses), net	(1,032,398)	(712,553)
Net loss	$(1,772,354)	$(1,795,861)
Net loss per share
(Basic and fully diluted)	$(0.22)	$(0.26)
Weighted average number of common shares outstanding	8,197,073	7,016,796

The accompanying notes are an integral part of these pro forma consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2016 and 2015

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at January 1, 2015	7,016,796	$7,017	$24,601,295	$(3,343,485)	$21,264,827
Net loss	—	—	—	(1,795,861)	(1,795,861)
Balance at December 31, 2015	7,016,796	7,017	24,601,295	(5,139,346)	19,468,966
Stock issued under share-based compensation plans	22,609	22	113,023	—	113,045
Noncash share-based compensation	—	—	425,000	—	425,000
Proceeds from issuances of shares, net of issuance costs	3,694,620	3,695	16,538,147	—	16,541,842
Net loss	—	—	—	(1,772,354)	(1,772,354)
Balance at December 31, 2016	10,734,025	$10,734	$41,677,465	$(6,911,700)	$34,776,499

The accompanying notes are an integral part of these pro forma consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities:
Net loss	$(1,772,354)	$(1,795,861)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,334,555	1,162,312
Noncash share-based compensation	425,000	113,045
Amortization of deferred loan fees	121,308	96,640
Gain on disposal of real estate	—	(26,382)
Changes in operating assets and liabilities:
Rent and other receivables	(6,450)	(82,698)
Property tax and insurance reserves	—	260,123
Other assets	(98,702)	28,463
Accounts payable and accrued liabilities	252,842	312,231
Resident security deposits	117,431	129,263
Net cash provided by operating activities	373,630	197,136
Cash Flows From Investing Activities:
Acquisitions of single-family residential properties	(8,986,000)	(8,843,168)
Capital improvements for single-family residential properties	(506,581)	(323,584)
Proceeds from disposition of single-family residential property	—	69,875
Lease origination costs	(222,985)	(172,690)
Escrow deposits	38,401	(47,418)
Net cash used in investing activities	(9,677,165)	(9,316,985)
Cash Flows From Financing Activities:
Proceeds from issuance of shares	18,473,100	—
Proceeds from notes payable	—	8,402,880
Payments of notes payable	(76,385)	(34,610)
Payment of loan fees	—	(244,052)
Payments of deferred stock issuance costs	(1,188,501)	(207,307)
Net cash provided by financing activities	17,208,214	7,916,911
Net Increase (Decrease) In Cash	7,904,679	(1,202,938)
Cash at the beginning of the year	2,140,298	3,343,236
Cash at the end of the year	$10,044,977	$2,140,298
Supplemental Disclosure:
Cash paid for interest	$912,328	$625,421
Noncash deferred stock issuance costs	742,757	—

The accompanying notes are an integral part of these pro forma consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 1. ORGANIZATION AND OPERATION

Reven Housing REIT, Inc. is a Maryland corporation (Reven Housing REIT, Inc., which along with its wholly-owned subsidiaries, are also referred to herein collectively as the “Company”) which acquires portfolios of occupied and rented single-family residential properties throughout the United States with the objective of receiving income from rental property activity and future profits from the sale of rental property at appreciated values.

As of December 31, 2016, the Company owned 624 single-family homes in the Houston, Jacksonville, Memphis and Atlanta metropolitan areas.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), and the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Reven Housing REIT OP, L.P., Reven Housing GP, LLC, Reven Housing REIT TRS, LLC, Reven Housing Georgia, LLC, Reven Housing Texas, LLC, Reven Housing Texas 2, LLC, Reven Housing Florida, LLC, Reven Housing Florida 2, LLC, and Reven Housing Tennessee, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and reported amounts of revenues and expenses for the periods presented. Accordingly, actual results could differ from those estimates.

Financial Instruments

The carrying value of the Company’s financial instruments, as reported in the accompanying consolidated balance sheets, approximates fair value due to their short term nature. The Company’s short term financial instruments consist of cash, rents and other receivables, escrow deposits, accounts payable and accrued liabilities, and resident security deposits.

The carrying value of the Company’s notes payable, as reported in the accompanying consolidated balance sheets, approximates fair value due to their floating market interest rate and due to the fact that their security and payment terms are similar to other debt instruments currently being issued.

Investments in Single-Family Residential Properties

The Company accounts for its investments in single-family residential properties as business combinations under the guidance of ASC Topic 805, Business Combinations (“ASC 805”) and these acquisitions are recorded at their estimated fair value. The purchase price is allocated to land, building and the existing leases based upon their fair values at the date of acquisition, with acquisition costs expensed as incurred. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes its own market knowledge and published market data. The estimated fair value of acquired in-place leases represents the expected costs the Company would have incurred to lease the property at the date of acquisition. Each portfolio of single-family homes acquired is recorded as a separate business combination.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Building improvements and buildings are depreciated over estimated useful lives of approximately 10 to 27.5 years, respectively, using the straight-line method. Lease origination costs are amortized over the average remaining term of the in-place leases which is generally less than one year. Maintenance and repair costs are charged to expenses as incurred.

The Company assesses its investments in single-family residential properties for impairment whenever events or changes in business circumstances indicate that carrying amounts of the assets may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the asset’s carrying value with its fair value. Should impairment exist, the asset is written down to its estimated fair value. The Company did not recognize any impairment losses for the years ended December 31, 2016 and 2015.

Cash

The Company maintains its cash at quality financial institutions. The combined account balances at one or more institutions typically exceed the federal insurance coverage and thus there is a concentration of credit risk related to amounts on deposit in excess of available federal insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Rents and Other Receivables

Rents and other receivables represent the amount of rent receivables, security deposits and net rental funds which are held by the property managers on behalf of the Company, net of any allowance for amounts deemed uncollectible. The Company has not recognized any allowance for doubtful accounts as of December 31, 2016 and 2015.

Escrow Deposits

Escrow deposits include refundable and non-refundable cash and earnest money on deposit with third parties for future property purchases. As of December 31, 2016, the Company had offers accepted to purchase single-family residential properties for an aggregate amount of $9,047,700 and had corresponding refundable earnest deposits for these purchases of $105,500. However, not all of these properties are certain to be acquired because properties may fall out of escrow through the closing process for various reasons and these purchases are contingent on the Company’s ability to secure the debt or equity financing required to fund the acquisition.

Deferred Loan Fees

Costs incurred in the placement of the Company’s debt are deferred and amortized using the effective interest method over the term of the loans as a component of interest expense on the consolidated statements of operations.

Deferred Stock Issuance Costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be completed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement. During the year ended December 31, 2016, the Company included $1,931,258 of deferred stock issuance costs in its statement of stockholders’ equity in connection with its issuance of shares.

Security Deposits

Security deposits represent amounts deposited by tenants at the inception of the lease. As of December 31, 2016 and 2015, the Company had $552,698 and $435,267, respectively, in resident security deposits. Security deposits are refundable, net of any outstanding charges and fees, upon expiration of the underlying lease.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Revenue Recognition

Residential properties are leased to tenants under short term rental agreements of generally one year and revenue is recognized over the lease term on a straight-line basis.

Reclassifications

The Company has reclassified certain amounts for the fiscal year ended December 31, 2015 to conform to the current year’s presentation.

Income Taxes

The Company intends to elect to be taxed as a real estate investment trust (“REIT”), as defined in the Internal Revenue Code, commencing with the taxable year ended December 31, 2016. Accordingly, the Company does not expect to be subject to federal income tax, provided that it qualifies as a REIT and distributions to the stockholders equal or exceed REIT taxable income. During the year ended December 31, 2015, the Company did not elect to be taxes as a REIT, but due to significant operating losses and net operating loss carry-forwards, the Company was not subject to federal income tax.

Qualification and taxation as a REIT depends upon the Company’s ability to meet the various qualification tests imposed under the Internal Revenue Code related to the percentage of income that are earned from specified sources, the percentage of assets that fall within specified categories, the diversity of capital stock ownership, and the percentage of earnings that are distributed. Accordingly, no assurance can be given that the Company will be organized or be able to operate in a manner to qualify or remain qualified as a REIT. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates, and the Company may be ineligible to qualify as a REIT for four subsequent tax years. Even if the Company qualifies as a REIT, it may be subject to certain state or local income taxes.

Incentive Compensation Plan

During 2012, the Company established the 2012 Incentive Compensation Plan, which was subsequently amended and restated in December 2013 (“2012 Plan”). The 2012 Plan allows for the grant of options and other awards representing up to 1,650,000 shares of the Company’s common stock. Such awards may be granted to officers, directors, employees, consultants and other persons who provide services to the Company or any related entity. Under the 2012 Plan, options may be granted at an exercise price greater than or equal to the market value at the date of the grant, for owners of 10% or more of the voting shares, at an exercise price of not less than 110% of the market value. Awards are exercisable over a period of time as determined by a committee designated by the Board of Directors, but in no event, longer than ten years.

A total of 496,359 shares have been issued under the 2012 plan as of December 31, 2016. During the years ended December 31, 2016 and 2015, the Company recognized $425,000 and $113,045, respectively, of compensation expense under the 2012 Plan.

Net Loss Per Share

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company’s preferred stock (if any) are not included in the computation if the effect would be anti-dilutive and would increase earnings or decrease loss per share. For the years ended December 31, 2016 and 2015, potentially dilutive securities excluded from the calculations were 263,588 shares issuable upon exercise of outstanding warrants granted in prior years.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Segment Reporting

The Company has determined that it has one reportable segment with activities related to leasing and operating single-family homes as rental properties. The Company’s properties are geographically dispersed and management evaluates operating performance at the market level and while each market and its properties are unique, the aggregate market portfolios have similar economic interests and operating performance.

Geographic Concentration

The Company holds concentrations of single-family residential properties in the following metropolitan areas in excess of 10% of our total portfolio as of December 31, 2016 and 2015, and as such the Company is more vulnerable to any adverse macroeconomic developments in such areas:

Metropolitan Area	2016	2015
Houston, TX	42%	32%
Jacksonville, FL	41%	49%
Memphis, TN	15%	18%
New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, a new lease standard which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). Under ASU 2016-02, lessor accounting will be substantially similar to the current model, but aligned with certain changes to the lessee model and ASU 2014-09. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The Company’s rental revenue is primarily generated from short-term operating leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard is expected to impact the Company’s consolidated financial statements as the Company has an operating office lease arrangement for which it is the lessee. The new standard will be effective for the Company beginning on January 1, 2019, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, requiring application of the new guidance at the beginning of the earliest comparative period presented and provides for certain practical expedients. The Company is currently evaluating the impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU include multiple provisions intended to simplify various aspects of the accounting for share-based payments. The guidance will be effective for annual reporting periods beginning after December 15, 2016, and for interim reporting periods within those annual periods, with early adoption permitted. The Company does not anticipate the adoption of this ASU will have a material impact on its consolidated financial statements and has adopted as of January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments should be presented and classified on the statement of cash flows. The guidance will be effective for annual periods beginning after December 15, 2017 and interim periods within that reporting period. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Thus, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The guidance will be effective for annual periods beginning after December 15, 2017 and interim periods within that reporting period. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changed the definition of a business and will now require management to determine whether substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. When this is the case, the transferred assets and activities are not considered to be a business. This determination is important as the accounting treatment for business combinations and asset acquisitions differs since transactions costs are expensed in a business combination and capitalized in an asset acquisition. The guidance will be effective for public companies for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods, with early adoption permitted. The guidance will be applied prospectively to any transactions occurring within the period of adoption. The Company adopted this guidance as of January 1, 2017, on a prospective basis, which results in our leased properties no longer meeting the definition of a business. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

NOTE 3. INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table summarizes the Company’s investments in single-family residential properties. The homes are generally leased to individual tenants under leases with terms of one year or less.

	Number of Homes	Land	Buildings and Improvements	Investments in Single-Family Residential Properties, Gross	Accumulated Depreciation	Investments in Single-Family Residential Properties, Net
Total at January 1, 2015	395	$5,422,647	$23,961,608	$29,384,255	$(592,114)	$28,792,141
Purchases, improvements, disposition during 2015:
Houston, TX	—	—	34,938	34,938	(380,630)	(345,692)
Jacksonville, FL	133	1,345,453	7,723,661	9,069,114	(415,172)	8,653,942
Memphis, TN	—	—	60,550	60,550	(226,188)	(165,638)
Memphis, TN (disposition)	(1)	(6,750)	(38,250)	(45,000)	1,507	(43,493)
Atlanta, GA	—	—	2,150	2,150	(18,276)	(16,126)
Total at December 31, 2015	527	$6,761,350	$31,744,657	$38,506,007	$(1,630,873)	$36,875,134
Purchases and improvements during 2016:
Houston, TX	97	1,818,200	7,240,899	9,059,099	(408,425)	8,650,674
Jacksonville, FL	—	—	261,453	261,453	(557,805)	(296,352)
Memphis, TN	—	—	125,895	125,895	(234,308)	(108,413)
Atlanta, GA	—	—	46,134	46,134	(21,638)	24,496
Total at December 31, 2016	624	$8,579,500	$39,419,038	$47,998,588	$(2,853,049)	$45,145,539

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

For the year ended December 31, 2016, the Company included $109,088 of rental income, $43,070 of property operating, maintenance and real estate taxes, $147,099 of acquisition costs, $21,721 of depreciation, and net loss of $102,802 in its consolidated statements of operations related to the Company’s acquisitions of additional properties during 2016.

For the year ended December 31, 2015, the Company included $698,976 of rental income, $366,809 of property operating, maintenance and real estate taxes, $375,780 of acquisition costs, $118,180 of depreciation, and net loss of $161,793 in its consolidated statements of operations related to the Company’s acquisitions of additional properties during 2015.

Unaudited Pro Forma Financial Information

The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 2016 and 2015 prepared as if all of the Company’s acquisitions of properties in 2016 and 2015 had occurred on January 1, 2015. This pro forma information does not purport to represent what the actual results of operations of the Company would have been had these acquisitions occurred on this date, nor does it purport to predict the results of operations for future periods.

	For the Year Ended December 31
	2016	2015
Rental income	$6,745,713	$6,579,828
Property operating, maintenance and real estate taxes	$3,099,440	$3,053,996
Depreciation and amortization	$1,626,395	$1,567,162
Net loss	$(1,424,863)	$(1,638,482)
Net loss per share, basic and fully diluted	$(0.17)	$(0.23)
Weighted average number of common shares outstanding, basic and fully diluted	8,197,073	7,016,796

The unaudited pro forma information for the years ended December 31, 2016 and 2015 has been adjusted to include all acquisition fees and expenses related to the acquisitions as being recorded on January 1, 2015 and additionally to include the additional interest expense relating to the Company’s 2015 borrowings.

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At December 31, 2016 and 2015, accounts payable and accrued liabilities consisted of the following:

	2016	2015
Accounts payable	$248,456	$321,815
Real estate taxes payable	667,811	415,124
Accrued compensation, board fees and other	300,500	343,750
Interest payable	66,468	62,749
	$1,283,235	$1,143,438

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 5. NOTES PAYABLE

A summary of the Company’s notes payable as of December 31, 2016 and December 31, 2015 is as follows:

	2016	2015
Note
Reven Housing Texas, LLC	$7,502,504	$7,570,000
Reven Housing Tennessee, LLC	3,908,829	3,917,530
Reven Housing Florida, LLC	3,526,794	3,526,985
Reven Housing Florida 2, LLC	4,875,898	4,875,895
	19,814,025	19,890,410
Less deferred loan fees, net	(359,648)	(480,956)
Notes payable, net	$19,454,377	$19,409,454

As of December 31, 2016, the notes above incur interest at a rate of 1.00% over the prime rate (interest rate is 4.75% per annum at December 31, 2016), and are secured by deeds of trust encumbering substantially all of the Company’s homes in each specified area.

Costs incurred in the placement of the Company’s debt are deferred and amortized using the effective interest method over the term of the loans as a component of interest expense on the consolidated statements of operations. The amount of unamortized fees are deducted from the remaining principal amount owed on the corresponding notes payable. Unamortized deferred loan costs and fees totaled $359,648 and $480,956 as of December 31, 2016 and 2015, respectively.

During the years ended December 31, 2016 and 2015, the Company incurred $1,037,355 and $744,000, respectively, of interest expense related to the notes payable, which includes $121,308 and $96,640, respectively, of amortization of deferred loan fees.

The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of December 31, 2016:

2017	$321,521
2018	442,776
2019	11,095,495
2020	7,954,233
$19,814,025

NOTE 6. STOCKHOLDERS’ EQUITY AND STOCK COMPENSATION

On February 1, 2016, the Company issued an aggregate of 22,609 shares of the Company’s common stock under the 2012 Plan to certain officers and consultants of the Company. The shares were valued at a per share price of $5.00 per share consistent with the price of the Company’s current registered stock offering and were utilized as payment for a portion of the officers and consultants outstanding bonus compensation for the year ended December 31, 2015 of $113,045.

The Company filed a registration statement on Form S-11 with the Security Exchange Commission (“SEC”) for the offer of a minimum of 3,000,000 shares and a maximum of 5,000,000 shares of common stock for sale to the public at an offering price of $5.00 per share. The SEC declared the Company’s registration statement effective on May 10, 2016. Under the terms of the offering, the Company issued 3,694,620 shares of stock and received $18,473,100 in gross offering proceeds through December 31, 2016 when the offering was terminated. Offering costs totaled $1,931,258 and have been offset against additional paid-in capital as a cost of the stock issuance.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 6. STOCKHOLDERS’ EQUITY AND STOCK COMPENSATION  – (continued)

On October 16, 2014, the Company issued 425,000 shares of the Company’s common stock under the 2012 Plan to certain officers and consultants of the Company. The shares issued are subject to restrictions and future vesting conditions based on the Company reaching certain future milestones. During the year ended December 31, 2016, 106,250 of these shares became vested upon the achievement of certain milestones related to our public offering of common stock mentioned above. Accordingly, $425,000 of noncash share-based compensation expense was then recognized based on the value of the shares on the date of grant. None of the remaining 318,750 shares were vested as of the issuance date. Compensation expense will be recognized in the applicable future periods on these unvested shares should the applicable milestones be achieved in accordance with the vesting schedule. There is no assurance that these milestones will in fact be achieved and that the shares will in fact vest in the future.

The Company has outstanding warrants that allow holders to purchase up to 263,588 shares at an exercise price of $4.00 per share. The warrants will expire on September 27, 2018, if not exercised prior to that date.

NOTE 7. INCOME TAXES

The Company intends to elect REIT status effective for the year ended December 31, 2016. The Company would then generally not be subject to income taxes assuming it complied with the specific distribution rules applicable to REITs.

The Company has also incurred current and prior year net operating losses; thus is not expecting to incur current income tax expenses, and due to its election of REIT status commencing in 2016, is not expected to realize any future tax benefits from the current years; or prior years’ operating losses.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, that the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance equal to the deferred tax asset at December 31, 2016 and 2015. At December 31, 2015 the Company had federal and state net operating loss carry-forwards of approximately $2,600,000. The federal and state tax loss carry-forwards will begin to expire in 2032, unless previously utilized.

Pursuant to Internal Revenue Code Section 382, use of the Company’s net operating loss carry-forwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. Management believes that such an ownership change had occurred but has not yet performed a study of the limitations on the net operating losses.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company sub-leased office space on a month-to-month basis from Reven Capital, LLC, which is wholly-owned by Chad M. Carpenter, a shareholder of the Company and its Chief Executive Officer, through January 31, 2016. This arrangement was terminated upon the Company relocating its office space and signing a new lease agreement with an unrelated party. Rental payments under this sub-lease totaled $3,000 and $36,000 for the years ended December 31, 2016 and 2015, respectively. Reven Capital, LLC currently subleases office space from the Company on a month to month basis for a monthly rental of $500. During the year-ending December 31, 2016, the Company recorded and received income from Reven Capital of $5,500.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 9. RENTAL INCOME

The Company generally rents single family homes to individuals under non-cancelable lease agreements with a term of one year. Future minimum rental revenues under existing leases on properties as of December 31, 2016 are expected to be as follows:

2017	$2,804,126
2018	1,103,683
2019	31,025
$3,938,834

NOTE 10. COMMITMENTS AND CONTINGENCIES

Legal and Regulatory

The Company is subject to potential liability under laws and government regulations and various claims and legal actions arising in the ordinary course of the Company’s business. Liabilities are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company’s consolidated financial statements and, therefore, no accrual has been recorded as of the years ended December 31, 2016 and 2015.

Operating Lease

On December 21, 2015, the Company entered into a new office lease agreement. The lease term is 64 months and commenced on February 1, 2016 when the Company relocated to the new space. In addition to monthly rent and utility payments, the Company will also pay its proportionate share of all common area maintenance and taxes above certain 2016 base costs. The lease is subject to annual rent payment escalation clauses. During the year ended December 31, 2016, the Company recorded $57,600 for rental expenses relating to this lease, which is included in general and administration expenses on the accompanying consolidated statement of operations.

A schedule of future minimum lease payments under the operating lease for the following years is as follows:

2017	$65,728
2018	81,279
2019	83,717
2020	86,229
2021	36,881
$353,834

NOTE 11. SUBSEQUENT EVENTS

Note Payable

On January 31, 2017, Reven Housing Texas 2, LLC, a wholly owned subsidiary of the Company, received loan proceeds and issued a promissory note in the principal amount of $5,020,000 to a bank, secured by deeds of trust encumbering certain of the Company’s homes located in Houston. The entire balance of principal and accrued interest is due and payable on January 31, 2022. The note provides for monthly principal and interest payments of $31,759 at a fixed rate of 4.5% per annum. Proceeds of the note payable will be utilized primarily for future single-family home acquisitions.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2016 and 2015

NOTE 11. SUBSEQUENT EVENTS  – (continued)

Recent Real Estate Investment Acquisition

On March 15, 2017, a wholly owned subsidiary of the Company purchased a portfolio of 38 single-family homes, located in the Atlanta, Georgia metropolitan area for approximately $2,663,000 not including closing and acquisition costs.

Purchase and Sale Agreement

On February 16, 2017, a wholly owned subsidiary of the Company entered into a purchase and sale agreement to purchase a portfolio of 27 single-family homes, located in the Memphis, Tennessee metropolitan area for approximately $2,140,000. However, it is not yet known if any of these properties are certain to be acquired because properties may fall out of escrow through the closing process for various reasons.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
March 31, 2017 and December 31, 2016

	2017 (unaudited)	2016
ASSETS
Investments in single-family residential properties:
Land	$9,238,642	$8,579,550
Buildings and improvements	43,127,053	39,419,038
	52,365,695	47,998,588
Accumulated depreciation	(3,231,343)	(2,853,049)
Investments in single-family residential properties, net	49,134,352	45,145,539
Cash	9,650,333	10,044,977
Rent and other receivables	477,516	246,378
Escrow deposits	65,537	105,500
Lease origination costs, net	337,532	329,395
Deferred stock issuance costs	40,666	—
Other assets, net	496,064	195,020
Total Assets	$60,202,000	$56,066,809
LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$866,585	$1,283,235
Resident security deposits	595,360	552,698
Notes payable, net	24,328,234	19,454,377
Total Liabilities	25,790,179	21,290,310
Commitments and contingencies (Note 9)
Stockholders’ Equity
Preferred stock, $.001 par value; 25,000,000 shares authorized;
No shares issued or outstanding	—	—
Common stock, $.001 par value; 100,000,000 shares authorized; 10,734,025 shares issued and outstanding at March 31, 2017 and December 31, 2016	10,734	10,734
Additional paid-in capital	41,677,465	41,677,465
Accumulated deficit	(7,276,378)	(6,911,700)
Total Stockholders’ Equity	34,411,821	34,776,499
Total Liabilities and Stockholders’ Equity	$60,202,000	$56,066,809

The accompanying notes are an integral part of these consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
For the Three Months Ended March 31, 2017 and 2016

	2017	2016
Revenue:
Rental income	$1,741,309	$1,378,763
Expenses:
Property operating and maintenance	515,560	401,236
Real estate taxes	272,082	213,162
Depreciation and amortization	441,725	325,416
General and administration	701,331	501,024
Acquisition costs	—	57,864
Total expenses	1,930,698	1,498,702
Operating loss	(189,389)	(119,939)
Other income (expenses):
Net gain on sale of residential property	38,973	—
Other income	93,258	216
Interest expense	(307,520)	(258,157)
Total other income (expenses), net	(175,289)	(257,941)
Net loss	$(364,678)	$(377,880)
Net loss per share
(Basic and fully diluted)	$(0.03)	$(0.05)
Weighted average number of common shares outstanding	10,734,025	7,031,618

The accompanying notes are an integral part of these consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the Three Months Ended March 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities:
Net loss	$(364,678)	$(377,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	441,725	325,416
Amortization of deferred loan fees	32,617	30,327
Gain on disposal of real estate	(38,973)	—
Changes in operating assets and liabilities:
Rent and other receivables	(231,138)	(13,659)
Other assets	(301,044)	(204,212)
Accounts payable and accrued liabilities	(416,650)	(92,473)
Resident security deposits	42,662	15,441
Net cash used in operating activities	(835,479)	(317,040)
Cash Flows From Investing Activities:
Acquisitions of single-family residential properties	(4,297,427)	—
Capital improvements for single-family residential properties	(147,056)	(96,721)
Proceeds from disposition of single-family residential property	110,122	—
Lease origination costs	(65,342)	(22,292)
Refunds of escrow deposits	39,963	—
Net cash used in investing activities	(4,359,740)	(119,013)
Cash Flows From Financing Activities:
Proceeds from note payable	5,020,000	—
Payments of notes payable	(110,038)	—
Payment of loan fees	(68,721)	—
Payments of deferred stock issuance costs	(40,666)	(78,087)
Net cash provided by (used in) financing activities	4,800,575	(78,087)
Net Decrease In Cash	(394,644)	(514,140)
Cash at the Beginning of the Period	10,044,977	2,140,298
Cash at the End of the Period	$9,650,333	$1,626,158
Supplemental Disclosure:
Cash paid for interest	$251,172	$225,935

The accompanying notes are an integral part of these consolidated financial statements.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 1. ORGANIZATION AND OPERATION

Reven Housing REIT, Inc. is a Maryland corporation (Reven Housing REIT, Inc., which along with its wholly-owned subsidiaries, are also referred to herein collectively as the “Company”) which acquires portfolios of occupied and rented single-family residential properties throughout the United States with the objective of receiving income from rental property activity and future profits from the sale of rental property at appreciated values.

As of March 31, 2017, the Company owned 681 single-family homes in the Houston, Jacksonville, Memphis and Atlanta metropolitan areas.

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”), and the rules and regulations of the Securities Exchange Commission (“SEC”).

Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. The results of operations for the period ended March 31, 2017 are not necessarily indicative of the operating results for the full year.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Reven Housing REIT OP, L.P., Reven Housing GP, LLC, Reven Housing REIT TRS, LLC, Reven Housing Georgia, LLC, Reven Housing Texas, LLC, Reven Housing Texas 2, LLC, Reven Housing Florida, LLC, Reven Housing Florida 2, LLC, and Reven Housing Tennessee, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and reported amounts of revenues and expenses for the periods presented. Accordingly, actual results could differ from those estimates.

Financial Instruments

The carrying value of the Company’s financial instruments, as reported in the accompanying consolidated balance sheets, approximates fair value due to their short term nature. The Company’s short term financial instruments consist of cash, rents and other receivables, escrow deposits, accounts payable and accrued liabilities, and resident security deposits.

The carrying value of the Company’s notes payable, as reported in the accompanying consolidated balance sheets, approximates fair value due to the fact that their interest rate, security, and payment terms are similar to other debt instruments currently being issued.

Investments in Single-Family Residential Properties

Prior to January 1, 2017, the Company accounted for its investments in single-family residential properties as business combinations under the guidance of ASC Topic 805, Business Combinations (“ASC 805”) and these acquisitions were recorded at their estimated fair value. The purchase price was allocated to land, building and the existing leases based upon their fair values at the date of acquisition, with acquisition costs expensed as incurred.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which changed the definition of a business and will now require management to determine whether substantially all of the fair value of gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. When this is the case, the transferred assets and activities are not considered to be a business. This determination is important as the accounting treatment for business combinations and asset acquisitions differs since transactions costs are expensed in a business combination and capitalized in an asset acquisition. The guidance will be effective for public companies for annual reporting periods beginning after December 15, 2017, and for interim periods within those annual periods, with early adoption permitted. The guidance will be applied prospectively to any transactions occurring within the period of adoption. The Company adopted this guidance as of January 1, 2017, on a prospective basis, which results in our leased properties no longer meeting the definition of a business. Based on this guidance our current 2017 acquisitions are treated as asset acquisitions and are recorded at their purchase price, and the purchase price is allocated between land, building, improvements and existing leases based upon their relative fair values at the date of acquisition. The purchase price for purposes of this allocation is inclusive of acquisition costs which typically include legal fees, title fees, property inspection and valuation fees, as well as other closing costs.

Building improvements and buildings are depreciated over estimated useful lives of approximately 10 to 27.5 years, respectively, using the straight-line method. Lease origination costs are amortized over the average remaining term of the in-place leases which is generally less than one year. Maintenance and repair costs are charged to expenses as incurred.

The Company assesses its investments in single-family residential properties for impairment whenever events or changes in business circumstances indicate that carrying amounts of the assets may not be fully recoverable. When such events occur, management determines whether there has been impairment by comparing the asset’s carrying value with its fair value. Should impairment exist, the asset is written down to its estimated fair value. The Company did not recognize any impairment losses for the three months ended March 31, 2017 and 2016.

Cash

The Company maintains its cash at quality financial institutions. The combined account balances at one or more institutions typically exceed the federal insurance coverage and thus there is a concentration of credit risk related to amounts on deposit in excess of available federal insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions’ non-performance.

Rents and Other Receivables

Rents and other receivables represent the amount of rent receivables, security deposits and net rental funds which are held by the property managers on behalf of the Company, net of any allowance for amounts deemed uncollectible. The Company has not recognized any allowance for doubtful accounts as of March 31, 2017 and December 31, 2016.

Escrow Deposits

Escrow deposits include refundable and non-refundable cash and earnest money on deposit with third parties for future property purchases. As of March 31, 2017, the Company had offers accepted to purchase single-family residential properties for an aggregate amount of approximately $5,886,000 and had corresponding refundable earnest deposits for these purchases of $65,537. However, not all of these properties are certain to be acquired because properties may fall out of escrow through the closing process for various reasons.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Deferred Loan Fees

Costs incurred in the placement of the Company’s debt are deferred and amortized using the effective interest method over the term of the loans as a component of interest expense on the consolidated statements of operations, and presented as an offset to notes payable on the consolidated balance sheet.

Deferred Stock Issuance Costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be completed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement.

Resident Security Deposits

Resident security deposits represent amounts deposited by tenants at the inception of the lease. As of March 31, 2017 and December 31, 2016, the Company had $595,360 and $552,698, respectively, in resident security deposits. Security deposits are refundable, net of any outstanding charges and fees, upon expiration of the underlying lease.

Revenue Recognition

Residential properties are leased to tenants under short term rental agreements of generally one year and revenue is recognized over the lease term on a straight-line basis.

Reclassifications

The Company has reclassified certain prior period amounts to conform to the current period’s presentation.

Income Taxes

The Company has elected to be taxed as a real estate investment trust (“REIT”), as defined in the Internal Revenue Code. Accordingly, the Company does not expect to be subject to federal income tax, provided that it continues to qualify as a REIT and distributions to the stockholders equal or exceed REIT taxable income.

Qualification and taxation as a REIT depends upon the Company’s ability to meet the various qualification tests imposed under the Internal Revenue Code related to the percentage of income that are earned from specified sources, the percentage of assets that fall within specified categories, the diversity of capital stock ownership, and the percentage of earnings that are distributed. Accordingly, no assurance can be given that the Company will be organized or be able to operate in a manner to qualify or remain qualified as a REIT. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates, and the Company may be ineligible to qualify as a REIT for four subsequent tax years. Even if the Company qualifies as a REIT, it may be subject to certain state or local income taxes.

Incentive Compensation Plan

During 2012, the Company established the 2012 Incentive Compensation Plan, which was subsequently amended and restated in December 2013 (“2012 Plan”). The 2012 Plan allows for the grant of options and other awards representing up to 1,650,000 shares of the Company’s common stock. Such awards may be granted to officers, directors, employees, consultants and other persons who provide services to the Company or any related entity. Under the 2012 Plan, options may be granted at an exercise price greater than or equal to the market value at the date of the grant, for owners of 10% or more of the voting shares, at an exercise price of not less than 110% of the market value. Awards are exercisable over a period of time as determined by a committee designated by the Board of Directors, but in no event, longer than ten years.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

A total of 496,359 shares have been issued under the 2012 plan as of March 31, 2017.

Net Loss Per Share

Net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. Warrants, stock options, and common stock issuable upon the conversion of the Company’s preferred stock (if any) are not included in the computation if the effect would be anti-dilutive and would increase earnings or decrease loss per share. For the three months ended March 31, 2017 and 2016, potentially dilutive securities excluded from the calculations were 263,588 shares issuable upon exercise of outstanding warrants granted in prior years.

New Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, a new lease standard which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). Under ASU 2016-02, lessor accounting will be substantially similar to the current model, but aligned with certain changes to the lessee model and ASU 2014-09. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The Company’s rental revenue is primarily generated from short-term operating leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating based on the principle of whether or not the lease is effectively a financed purchase of the leased asset by the lessee. This classification will determine whether the lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard is expected to impact the Company’s consolidated financial statements as the Company has an operating office lease arrangement for which it is the lessee. The new standard will be effective for the Company beginning on January 1, 2019, with early adoption permitted. The new standard must be adopted using a modified retrospective transition, requiring application of the new guidance at the beginning of the earliest comparative period presented and provides for certain practical expedients. The Company is currently evaluating the impact on its consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting. The amendments in this ASU include multiple provisions intended to simplify various aspects of the accounting for share-based payments. The guidance will be effective for annual reporting periods beginning after December 15, 2016, and for interim reporting periods within those annual periods, with early adoption permitted. The adoption of this ASU does not have a material impact on the Company’s consolidated financial statements and the Company has adopted as of January 1, 2017.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain cash receipts and cash payments should be presented and classified on the statement of cash flows. The guidance will be effective for annual periods beginning after December 15, 2017 and interim periods within that reporting period. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, Restricted Cash, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Thus, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents. The guidance will be effective for annual periods beginning after December 15, 2017 and interim periods

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES  – (continued)

within that reporting period. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

NOTE 3. INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table summarizes the Company’s investments in single-family residential properties. The homes are generally leased to individual tenants under leases with terms of one year or less.

	Number of Homes	Land	Buildings and Improvements	Investments in Single-Family Residential Properties, Gross
Total at December 31, 2016	624	$8,579,550	$39,419,038	$47,998,588
Purchases, improvements, sales during 2017:
Houston, TX	—	—	47,036	47,036
Jacksonville, FL	—	—	62,006	62,006
Jacksonville, FL (sale)	(1)	(10,908)	(66,468)	(77,376)
Memphis, TN	20	400,000	1,243,814	1,643,814
Atlanta, GA	38	270,000	2,421,627	2,691,627
Total at March 31, 2017	681	$9,238,642	$43,127,053	$52,365,695

NOTE 4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

At March 31, 2017 and December 31, 2016, accounts payable and accrued liabilities consisted of the following:

	2017	2016
Accounts payable	$100,234	$248,456
Real estate taxes payable	286,560	667,811
Accrued compensation, board fees and other	389,592	300,500
Interest payable	90,199	66,468
	$866,585	$1,283,235

NOTE 5. NOTES PAYABLE

On January 31, 2017, Reven Housing Texas 2, LLC, a wholly-owned subsidiary of the Company, received loan proceeds and issued a promissory note in the principal amount of $5,020,000 to a regional bank secured by 97 of the Company’s homes located in Texas. Principal and accrued interest are payable in sixty consecutive monthly installments of $31,759 on the first day of the month until January 31, 2022 when the entire amount of principal and interest remaining unpaid will be payable. Interest accrues and is payable monthly on the loan at the rate equal to four and one-half percent (4.50%) per annum until maturity.

As of March 31, 2017, the other four notes mentioned below were payable to another regional bank and incurred interest at a rate of 1.00% over the prime rate (interest rate was 5.00% per annum at March 31, 2017), and are secured by deeds of trust encumbering homes in each specified area. On April 4, 2017, the Company entered into loan modification agreements with the lender where the interest rate on all four loans has been reduced to a fixed rate of 4.5% per annum and principal and interest payments will be made monthly based on a 25 year amortization period with the remaining unpaid principal on all four loans due on April 5, 2020. The loans have a prepayment penalty of 2% during the first year and 1% during the following year on amounts paid in excess of the scheduled amortization.

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 5. NOTES PAYABLE  – (continued)

A summary of the Company’s notes payable as of March 31, 2017 and December 31, 2016 is as follows:

	2017	2016
Note
Reven Housing Texas, LLC	$7,460,535	$7,502,504
Reven Housing Texas 2, LLC	5,006,439	—
Reven Housing Tennessee, LLC	3,887,321	3,908,829
Reven Housing Florida, LLC	3,493,794	3,526,794
Reven Housing Florida 2, LLC	4,875,898	4,875,898
	24,723,987	19,814,025
Less deferred loan fees, net	(395,753)	(359,648)
Notes payable, net	$24,328,234	$19,454,377

Costs incurred in the placement of the Company’s debt are deferred and amortized using the effective interest method over the term of the loans as a component of interest expense on the consolidated statements of operations. The amount of unamortized fees are deducted from the remaining principal amount owed on the corresponding notes payable. Unamortized deferred loan costs and fees totaled $395,753 and $359,648 as of March 31, 2017 and December 31, 2016, respectively.

During the three months ended March 31, 2017 and 2016, the Company incurred $307,520 and $258,157, respectively, of interest expense related to the notes payable, which includes $32,617 and $30,327, respectively, of amortization of deferred loan fees.

NOTE 6. STOCKHOLDERS’ EQUITY AND STOCK COMPENSATION

On October 16, 2014, the Company issued 425,000 shares of the Company’s common stock under the 2012 Plan to certain officers and consultants of the Company. The shares issued are subject to restrictions and future vesting conditions based on the Company reaching certain future milestones. During the year ended December 31, 2016, 106,250 of these shares became vested upon the achievement of certain milestones related to our public offering of common stock mentioned above. None of the remaining 318,750 shares were vested as of the issuance date. Compensation expense will be recognized in the applicable future periods on these unvested shares should the applicable milestones be achieved in accordance with the vesting schedule. There is no assurance that these milestones will in fact be achieved and that the shares will in fact vest in the future.

The Company has outstanding warrants that allow holders to purchase up to 263,588 shares at an exercise price of $4.00 per share. The warrants will expire on September 27, 2018, if not exercised prior to that date.

NOTE 7. INCOME TAXES

The Company has elected REIT status effective for the year ended December 31, 2016. The Company is generally not subject to income taxes assuming it complies with the specific distribution rules applicable to REITs.

NOTE 8. RELATED PARTY TRANSACTIONS

The Company sub-leased office space on a month-to-month basis from Reven Capital, LLC, which is wholly-owned by Chad M. Carpenter, a shareholder of the Company and its Chief Executive Officer, through January 31, 2016. This arrangement was terminated upon the Company relocating its office space and signing a new lease agreement with an unrelated party. Rental payments under this sub-lease totaled $3,000 for the three months ended March 31, 2016. Reven Capital, LLC currently subleases office space from the Company

REVEN HOUSING REIT, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2017 and 2016

NOTE 8. RELATED PARTY TRANSACTIONS  – (continued)

on a month to month basis for a monthly rental of $500. The Company received income from Reven Capital of $1,500 and $1,000 for the three months ending March 31, 2017 and 2016, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal and Regulatory

The Company is subject to potential liability under laws and government regulations and various claims and legal actions arising in the ordinary course of the Company’s business. Liabilities are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company’s consolidated financial statements and, therefore, no accrual has been recorded as of the three months ended March 31, 2017 and 2016.

NOTE 10. SUBSEQUENT EVENTS

Recent Real Estate Investment Acquisition

On April 19, 2017, a wholly owned subsidiary of the Company purchased a portfolio of 68 single-family homes, located in the Birmingham, Alabama metropolitan area for approximately $5,320,000 including closing and acquisition costs. On April 24, 2017, a wholly owned subsidiary of the Company purchased 4 single-family homes located in the Memphis, Tennessee metropolitan area for approximately $300,000 including closing and acquisition costs.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Reven Housing REIT, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Houston 97 Homes for the year ended December 31, 2015, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of revenues over certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues over certain operating expenses that is free of material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the statement of revenues over certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues over certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues over certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues over certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Houston 97 Homes for the year ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

As described in Note 2, the statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 8-K/A), and is not intended to be a complete presentation of the revenues and expenses of Houston 97 Homes. Our opinion is not modified with respect to this matter.

/s/ Squar Milner LLP

Newport Beach, California
February 3, 2017

HOUSTON 97 HOMES

STATEMENTS OF REVENUES OVER
CERTAIN OPERATING EXPENSES

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
	(unaudited)
Rental income	$823,274	$1,074,240
Operating expenses:
Property operating and maintenance	222,896	282,763
Real estate taxes	181,630	190,092
Total operating expenses	404,526	472,855
Revenues over certain operating expenses	$418,748	$601,385

See the accompanying notes to statements of revenues over certain operating expenses.

HOUSTON 97 HOMES

NOTES TO THE STATEMENTS OF REVENUES
OVER CERTAIN OPERATING EXPENSES

For the Nine Months Ended September 30, 2016 (unaudited)
and the Year Ended December 31, 2015

1. DESCRIPTION OF REAL ESTATE PROPERTY

On November 29, 2016, Reven Housing REIT, Inc. (the “Company”), through a wholly-owned subsidiary, closed on the acquisition of 97 properties located in the Houston, Texas metropolitan area, pursuant to that Single Family Homes Real Estate Purchase and Sale Agreement dated September 27, 2016 with Red Door Housing, LLC, a Texas limited liability company, (the “Houston 97 Seller”). The Houston 97 Seller is not a related party and the acquisition was not an affiliated transaction.

The contract purchase price for the 97 acquired properties was approximately $9,091,000, exclusive of closing costs. The Company funded 100% of the purchase price with cash.

The Company is a Maryland corporation formed to invest in and manage a diverse portfolio of single family homes located throughout the United States.

2. BASIS OF PRESENTATION

The accompanying audited statements of revenues over certain operating expenses have been prepared to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”).

Houston 97 Homes is not a legal entity and the accompanying statements of revenues over certain operating expenses are not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded on the basis that they may not be comparable to the revenues and expenses the Company expects to incur in the future operations of the Houston 97 Homes. Excluded items include interest, depreciation and amortization, and general and administrative costs not directly comparable to the future operations of the Houston 97 Homes.

The accompanying unaudited statement of revenues over certain operating expenses for the nine months ended September 30, 2016 has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues over certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues over certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the nine months ended September 30, 2016 are not necessarily indicative of the results that may be expected for the year ending December 31, 2016.

An audited statement of revenues over certain operating expenses for the year ended December 31, 2015 is being presented for the most recent fiscal year available instead of the two most recent years based on the following factors: (i) Houston 97 Homes was acquired from an unrelated party and (ii) based on due diligence of the Houston 97 Homes by the Company, management is not aware of any material factors relating to the Houston 97 Homes that would cause this financial information not to be indicative of future operating results.

HOUSTON 97 HOMES

NOTES TO THE STATEMENTS OF REVENUES
OVER CERTAIN OPERATING EXPENSES

For the Nine Months Ended September 30, 2016 (unaudited)
and the Year Ended December 31, 2015

3. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Houston 97 Homes leases single family homes under operating leases generally with terms of one year or less. Rental revenue, net of concessions, is recognized on a straight-line basis over the terms of the leases.

Use of Estimates

The preparation of financial statements, as described in Note 2 and in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

4. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Houston 97 Homes may become party to legal proceedings that arise in the ordinary course of its business. The Company is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its financial condition or results of operations for the periods presented.

5. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the statements of revenues over certain operating expenses are issued.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of
Reven Housing REIT, Inc.

We have audited the accompanying statement of revenues over certain operating expenses of the Birmingham 69 Homes for the year ended December 31, 2016, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of revenues over certain operating expenses in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues over certain operating expenses that is free of material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the statement of revenues over certain operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues over certain operating expenses is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of revenues over certain operating expenses. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statement of revenues over certain operating expenses, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the statement of revenues over certain operating expenses in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of revenues over certain operating expenses.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of revenues over certain operating expenses referred to above presents fairly, in all material respects, the revenues and certain operating expenses described in Note 2 of the Birmingham 69 Homes for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

As described in Note 2, the statement of revenues over certain operating expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and is not intended to be a complete presentation of the revenues and expenses of Birmingham 69 Homes. Our opinion is not modified with respect to this matter.

/s/ Squar Milner LLP

Newport Beach, California
May 5, 2017

BIRMINGHAM 69 HOMES

STATEMENT OF REVENUES OVER CERTAIN OPERATING EXPENSES

	Three Months Ended March 31, 2017	Year Ended December 31, 2016
	(unaudited)
Rental income	$172,011	$644,015
Operating expenses:
Property operating and maintenance	46,381	173,383
Real estate taxes	16,531	66,125
Total operating expenses	62,912	239,508
Revenues over certain operating expenses	$109,099	$404,507

See the accompanying notes to statements of revenues over certain operating expenses.

BIRMINGHAM 69 HOMES

NOTES TO THE STATEMENTS OF REVENUES
OVER CERTAIN OPERATING EXPENSES

For the Three Months Ended March 31, 2017 (unaudited)
and the Year Ended December 31, 2016

1. DESCRIPTION OF REAL ESTATE PROPERTY

Reven Housing REIT, Inc. (the “Company”), through a wholly-owned subsidiary, has agreed to acquire 69 properties located in the Birmingham, Alabama metropolitan area, pursuant to that Single Family Homes Real Estate Purchase and Sale Agreement dated December 9, 2016 with Easy Rentals, LLC, an Alabama limited liability company, (the “Birmingham 69 Seller”). On April 19, 2017 the Company acquired 68 of the properties with the remaining home to be purchased in May 2017. The Birmingham 69 Seller is not a related party and the acquisition is not a transaction between affiliates.

The contract purchase price for the 69 acquired properties is approximately $5,320,000, exclusive of closing and acquisition costs. The Company is funding 100% of the purchase price with cash.

The Company is a Maryland corporation formed to invest in and manage a diverse portfolio of single family homes located throughout the United States.

2. BASIS OF PRESENTATION

The accompanying statements of revenues over certain operating expenses have been prepared to comply with the rules and regulations of the Securities and Exchange Commission (“SEC”).

Birmingham 69 Homes is not a legal entity and the accompanying statements of revenues over certain operating expenses are not representative of the actual operations for the periods presented, as certain revenues and expenses have been excluded on the basis that they may not be comparable to the revenues and expenses the Company expects to incur in the future operations of the Birmingham 69 Homes. Excluded items include interest, depreciation and amortization, and general and administrative costs not directly comparable to the future operations of the Birmingham 69 Homes.

The accompanying unaudited statement of revenues over certain operating expenses for the three months ended March 31, 2017 has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board Accounting Standards Codification and the rules and regulations of the SEC, including the instructions to Form 8-K and Article 3-14 of Regulation S-X. Accordingly, the unaudited statement of revenues over certain operating expenses does not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the statement of revenues over certain operating expenses for the unaudited interim period presented includes all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such period. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

An audited statement of revenues over certain operating expenses for the year ended December 31, 2016 is being presented for the most recent fiscal year available instead of the two most recent years based on the following factors: (i) Birmingham 69 Homes was acquired from an unrelated party and (ii) based on due diligence of the Birmingham 69 Homes by the Company, management is not aware of any material factors relating to the Birmingham 69 Homes that would cause this financial information not to be indicative of future operating results.

BIRMINGHAM 69 HOMES

NOTES TO THE STATEMENTS OF REVENUES
OVER CERTAIN OPERATING EXPENSES

For the Three Months Ended March 31, 2017 (unaudited)
and the Year Ended December 31, 2016

3. SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Birmingham 69 Homes leases single family homes under operating leases generally with terms of one year or less. Rental revenue, net of concessions, is recognized on a straight-line basis over the terms of the leases.

Use of Estimates

The preparation of financial statements, as described in Note 2 and in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

4. COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Birmingham 69 Homes may become party to legal proceedings that arise in the ordinary course of its business. The Company is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on its financial condition or results of operations of the Birmingham 69 Homes for the periods presented.

5. SUBSEQUENT EVENTS

The Company evaluates subsequent events up until the date the statements of revenues over certain operating expenses are issued.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

10,000,000 Shares
Common Stock

PROSPECTUS

           , 2017

Ladenburg Thalmann	Wedbush Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses of the sale and distribution of the securities being registered (excluding sales commissions), all of which are being borne by us. All expenses, except the SEC registration fee and FINRA filing fee, are estimated.

SEC registration fee	$6,664.25
FINRA filing fee	9,125.00
NASDAQ Capital Market listing fee	65,000.00
Legal fees and expenses	550,000.00
Accounting fees and expenses	75,000.00
Printing, engraving and postage expenses	20,000.00
Transfer agent and registrar fees and expenses	10,000.00
Miscellaneous	24,210.75
Total	$760,000.00

Item 32. Sales to Special Parties

None.

Item 33. Recent Sales of Unregistered Securities

None.

Item 34. Indemnification of Directors and Officers

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and which is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and
•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity; or
•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our predecessor in any of the capacities described above and to any employee or agent of our company or our predecessor.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered

None.

Item 36. Financial Statements and Exhibits

(a) Financial Statements.  See page F-1 for an index to the financial statements included in the registration statement.

(b) Exhibits.  The list of exhibits following the signature page of this registration statement is incorporated herein by reference.

Item 37. Undertakings

The undersigned Registrant hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) That, for purposes of determining any liability under the Securities Act:

(1) The information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 1 to Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of La Jolla, State of California, on the 15th day of June 2017.

REVEN HOUSING REIT, INC.

By:	/s/ Chad M. Carpenter Chad M. Carpenter, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Chad M. Carpenter Chad M. Carpenter	President, Chief Executive Officer and Chairman of the Board (principal executive officer)	June 15, 2017
/s/ Thad L. Meyer Thad L. Meyer	Chief Financial Officer (principal financial officer and principal accounting officer)	June 15, 2017
/s/ * Jon Haahr	Director	June 15, 2017
/s/ Richard P. Imperiale Richard P. Imperiale	Director	June 15, 2017
/s/ * Xiaofan Bai	Director	June 15, 2017
/s/ * Xiaohang Bai	Director	June 15, 2017
/s/ * Siyu Lan	Director	June 15, 2017
/s/ * Christopher Gann	Director	June 15, 2017
/s/ * Xinghua Wang	Director	June 15, 2017
/s/ * Yifeng Huang	Director	June 15, 2017
/s/ * Zhen Luo	Director	June 15, 2017
* By: /s/ Chad M. Carpenter Chad M. Carpenter Attorney-in-fact

EXHIBIT INDEX

The exhibits to this Registration Statement on Form S-11 are set forth below. The exhibit index indicates each management contract or compensatory plan or arrangement required to be filed as an exhibit.

Number	Exhibit Description	Method of Filing
1.1	Form of Underwriting Agreement	To be filed by amendment.
2.1	Articles of Conversion of Reven Housing REIT, Inc.	Incorporated by reference from the Registrant’s Registration Statement on Form S-11 filed with the SEC on May 27, 2014.
3.1	Articles of Incorporation of Reven Housing REIT, Inc.	Incorporated by reference from the Registrant’s Registration Statement on Form S-11 filed with the SEC on May 27, 2014.
3.2	Bylaws of Reven Housing REIT, Inc.	Incorporated by reference from the Registrant’s Registration Statement on Form S-11 filed with the SEC on May 27, 2014.
3.3	Articles of Amendment effective November 5, 2014 (Reverse Stock Split)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on November 10, 2014.
3.4	Articles of Amendment effective November 5, 2014 (Decrease of Authorized Common)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on November 10, 2014.
3.5	Agreement of Limited Partnership of Reven Housing REIT OP, L.P.	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A filed with the SEC on June 4, 2015.
4.1	Form of Warrant issued on October 18, 2012	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on October 24, 2012.
4.2	Form of Warrant issued on January 3, 2013	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on January 8, 2013.
5.1	Opinion of Venable LLP as to the legality of the securities being registered	To be filed by amendment.
8.1	Opinion of Greenberg Traurig, LLP as to certain U.S. federal income tax matters	To be filed by amendment.
10.1*	Amended and Restated 2012 Incentive Compensation Plan	Incorporated by reference from the Registrant’s Definitive Information Statement on Schedule 14C filed with the SEC on November 15, 2013.
10.2*	Employment Agreement between Reven Housing REIT, Inc. and Chad M. Carpenter dated March 4, 2013	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on March 5, 2013.
10.3*	Employment Agreement between Reven Housing REIT, Inc. and Thad Meyer dated April 17, 2014	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on April 22, 2014.

Number	Exhibit Description	Method of Filing
10.4	Voting Agreement by and among Reven Housing REIT, Inc., Chad M. Carpenter and the purchasers identified on the signature pages thereto, dated as of September 27, 2013	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on October 3, 2013.
10.5	Form of Indemnification Agreement between Reven Housing REIT, Inc. and each of its officers and directors	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on May 19, 2014.
10.6	Promissory Note, dated as of June 12, 2014, by Reven Housing Texas, LLC for the benefit of Silvergate Bank, for the principal amount of $7,570,000	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 18, 2014.
10.7	Deeds of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of June 12, 2014, by Reven Housing Texas, LLC for the benefit of Silvergate Bank (recorded with Brazoria, Chambers, Fort Bend, Galveston and Harris Counties, Texas)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 18, 2014.
10.8	Holdback Agreement, dated June 12, 2014, by and between Reven Housing Texas, LLC and Silvergate Bank	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 18, 2014.
10.9	Unsecured Environmental Indemnity Agreement, dated as of June 12, 2014, by Reven Housing Texas, LLC for the benefit of Silvergate Bank	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 18, 2014.
10.10	Subordination of Management Agreement, dated as of June 12, 2014, by and between Reven Housing Texas, LLC, Silvergate Bank and Red Door Housing, LLC, as property manager	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 18, 2014.
10.11	Assignment and Assumption of Single Family Homes Real Estate Purchase and Sale Agreement dated March 13, 2015 by and between Reven Housing Florida, LLC and Reven Housing Florida 2, LLC	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on March 16, 2015.
10.12	First Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated March 17, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on March 18, 2015.
10.13*	Restricted Stock Agreement dated October 16, 2014 between Chad M. Carpenter and Reven Housing REIT, Inc.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.14*	Restricted Stock Agreement dated October 16, 2014 between Thad L. Meyer and Reven Housing REIT, Inc.	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.15	Promissory Note, dated as of November 17, 2014, by Reven Housing Tennessee, LLC for the benefit of Silvergate Bank, for the principal amount of $3,952,140.00	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.

Number	Exhibit Description	Method of Filing
10.16	Deeds of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of November 17, 2014, by Reven Housing Tennessee, LLC for the benefit of Silvergate Bank (recorded with Brazoria, Chambers, Fort Bend, Galveston and Harris Counties, Texas)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.17	Unsecured Environmental Indemnity, dated November 17, 2014, by and between Reven Housing Tennessee, LLC and Silvergate Bank	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.18	Subordination of Management Agreement, dated as of November 17, 2014, by and between Reven Housing Tennessee, LLC, Silvergate Bank and Marathon Management, LLC, as property manager	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.19	Promissory Note, dated as of March 10, 2015, by Reven Housing Florida, LLC for the benefit of Silvergate Bank, for the principal amount of $3,526,985.00	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.20	Deeds of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of March 10, 2015, by Reven Housing Florida, LLC for the benefit of Silvergate Bank	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.21	Unsecured Environmental Indemnity, dated March 10, 2015, by and between Reven Housing Florida, LLC and Silvergate Bank	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.22	Subordination of Management Agreement, dated as of March 10, 2015, by and between Reven Housing Florida, LLC, Silvergate Bank and Suncoast Property Management, LLC, as property manager	Incorporated by reference from the Registrant’s Annual Report on Form 10-K filed with the SEC on March 31, 2015.
10.23	Second Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated May 14, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on May 14, 2015.
10.24	Second Amendment to Single Family Homes Real Estate Purchase and Sale Agreement Houston 100) dated May 11, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on May 14, 2015.
10.25	Contribution Agreement dated June 1, 2015 among Reven Housing REIT, Inc., Reven Housing GP, LLC and Reven Housing REIT OP, L.P.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on June 4, 2015.
10.26	Third Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Houston 100) dated August 12, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated September 26, 2014 filed with the SEC on August 14, 2015.

Number	Exhibit Description	Method of Filing
10.27	Third Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated August 13, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated February 27, 2015 filed with the SEC on August 14, 2015.
10.28	Fourth Amendment to Single Family Home Real Estate Purchase and Sale Agreement (Houston 100) dated September 23, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A filed with the SEC on September 25, 2015.
10.29	Fourth Amendment to Single Family Home Real Estate Purchase and Sale Agreement (Jacksonville 140) dated September 28, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A filed with the SEC on September 29, 2015.
10.30	Third Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Houston 100) dated August 12, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated September 26, 2014 and filed with the SEC on August 14, 2015.
10.31	Third Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated August 13, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated February 27, 2015 and filed with the SEC on August 14, 2015.
10.32	Fourth Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Houston 100) dated September 23, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated September 26, 2014 and filed with the SEC on September 25, 2015.
10.33	Fourth Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated September 28, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A dated February 27, 2015 and filed with the SEC on September 29, 2015.
10.34	Fifth Amendment to that Single Family Homes Real Estate Purchase and Sale Agreement dated October 13, 2015	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.
10.35	Promissory Note, dated as of October 14, 2015, by Reven Housing Florida 2, LLC for the benefit of Silvergate Bank, for the principal amount of $5,015,060	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.
10.36	Mortgages, Assignments of Leases and Rents, Security Agreements and Fixture Filings dated October 9, 2015, by Reven Housing 2 Florida, LLC for the benefit of Silvergate Bank	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.
10.37	Unsecured Environmental Indemnity Agreement, dated October 9, 2015, by Reven Housing 2 Florida, LLC for the benefit of Silvergate Bank	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.
10.38	Subordination of Management Agreement dated October 9, 2015 among Reven Housing 2 Florida, LLC for the benefit of Silvergate Bank and Suncoast Property Management, LLC	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.

Number	Exhibit Description	Method of Filing
10.39	Guaranty dated October 9, 2015 by Reven Housing REIT, Inc. for the benefit of Silvergate Bank	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2015.
10.40	Lease Agreement dated December 21, 2015 between Reven Housing REIT, Inc. and United Hansel, Inc.	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on December 22, 2015.
10.41	Fifth Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Houston 100) dated December 29, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on December 30, 2015.
10.42	Sixth Amendment to Single Family Homes Real Estate Purchase and Sale Agreement (Jacksonville 140) dated December 23, 2015	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on December 30, 2015.
10.43	Amendment No. 1 dated February 1, 2016 to Employment Agreement between Reven Housing REIT, Inc. and Chad M. Carpenter dated March 4, 2013	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on February 2, 2016.
10.44	Amendment No. 1 dated February 1, 2016 to Employment Agreement between Reven Housing REIT, Inc. and Thad Meyer dated April 17, 2014	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on February 2, 2016.
10.45	Single Family Homes Real Estate Purchase and Sale Agreement (Houston 100) dated September 27, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on September 28, 2016
10.46	Single Family Homes Real Estate Purchase and Sale Agreement (Atlanta 50) dated December 7, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on December 12, 2016
10.47	Single Family Homes Real Estate Purchase and Sale Agreement (Birmingham 72) dated December 9, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on December 13, 2016
10.48	Loan Agreement dated January 31, 2017 between Reven Housing Texas 2, LLC and Lubbock National Bank, a Texas corporation	Previously filed
10.49	Single Family Homes Real Estate Purchase and Sale Agreement (Memphis 27) dated February 16, 2017	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on February 21, 2017
10.50	Amendment dated February 17, 2017 to Single Family Homes Real Estate Purchase and Sale Agreement (Atlanta 50) dated December 7, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on February 22, 2017
10.51	Amendment dated February 17, 2017 to Single Family Homes Real Estate Purchase and Sale Agreement (Birmingham 72) dated December 9, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the SEC on February 22, 2017
10.52	Second Amendment dated March 1, 2017 to Single Family Homes Real Estate Purchase and Sale Agreement (Birmingham 72) dated December 9, 2016	Incorporated by reference from the Registrant’s Current Report on Form 8-K/A filed with the SEC on filed on March 3, 2017

Number	Exhibit Description	Method of Filing
10.53	Loan Modification Agreement dated March 21, 2017 between Reven Housing Tennessee, LLC and Silvergate Bank	Previously filed
10.54	Loan Modification Agreement dated April 4, 2017 between Reven Housing Texas, LLC and Silvergate Bank	Previously filed
10.55	Loan Modification Agreement dated March 21, 2017 between Reven Housing Florida, LLC and Silvergate Bank	Previously filed
10.56	Loan Modification Agreement dated March 21, 2017 between Reven Housing Florida 2, LLC and Silvergate Bank	Previously filed
101.INS	XBRL Instance Document	Filed electronically herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Filed electronically herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Filed electronically herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Filed electronically herewith.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Filed electronically herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Filed electronically herewith.
21.1	List of Subsidiaries of Reven Housing REIT, Inc.	Electronically filed herewith.
23.1	Consent of Squar Milner LLP	Electronically filed herewith.
23.2	Consent of Venable LLP	Included in Exhibit 5.1.
23.3	Consent of Greenberg Traurig, LLP)	Included in Exhibit 8.1.
24.1	Power of Attorney	Included on Page II-4

*	Indicates management compensatory plan, contract or arrangement.